Prospectus

Filed Pursuant to Rule 424(b)(1)
File No. 333-172642
4,161,020 Shares

Bravo Brio Restaurant Group, Inc.

Common Stock

The selling shareholders identified in this prospectus are offering 4,161,020 of our common shares, no par value per share. We will not receive any proceeds from the sale of shares by the selling shareholders, but we have agreed to pay certain registration expenses relating to such common shares.

Our common shares are listed on the Nasdaq Global Market under the symbol “BBRG.” On March 28, 2011, the last reported sale price of our common shares on the Nasdaq Global Market was $16.58 per share.

Investing in our common shares involves a high degree of risk. Please read “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$16.25	$67,616,575.00
Underwriting Discounts and Commissions	$0.85	$3,536,867.00
Proceeds to Selling Shareholders (Before Expenses)	$15.40	$64,079,708.00

Delivery of the common shares is expected to be made on or about April 1, 2011. The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to an additional 416,102 common shares to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling shareholders will be $353,686.70 and the total proceeds to the selling shareholders, before expenses, will be $6,407,970.80.

Jefferies	Piper Jaffray	Wells Fargo Securities

KeyBanc Capital Markets	Morgan Keegan

Prospectus dated March 29, 2011

BRAVO is a fun, white tablecloth restaurant offering classic Italian food in a Roman-ruin decor. BRAVO! is inspired by the traditional Italian ristorante where fresh, made-to-order food is prepared in our open Italian kitchens in full view of our Guests, creating the energy of live theater.

“The posh décor and upscale vibe of BRAVO! lends itself to a very comfortable dining experience.” Metromix — Orlando

“2010 Reader’s Poll Choice for BEST ITALIAN —1st Place — BRAVO! Cucina Italiana” Pittsburgh Magazine Little Rock, AR (1) Naples, FL (1) Orlando, FL (1) West Des Moines, IA (1) Chicago, IL (2) Indianapolis, IN (3) Leawood, KS (1) Louisville, KY (1) Baton Rouge, LA (1) New Orleans, LA (1) Detroit, MI (3) Lansing, MI (1) Kansas City, MO (1) St Louis, MO (1) Greensboro, NC (1) Charlotte, NC (1) Albuquerque, NM (1) Bu3alo, NY (1) West Nyack, NY (1) Akron, OH (1) Canton, OH (1) Cincinnati, OH (2) Cleveland, OH (2) Columbus, OH (2) Dayton, OH (1) Toledo, OH (1) Oklahoma City, OK (1) Allentown, PA (1) Pittsburgh, PA (5) Knoxville, TN (1) San Antonio, TX (1) Fredericksburg, VA (1) Virginia Beach, VA (1) Milwaukee, WI (2) BravoItalian.com

Until April 23, 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which such offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

The menus included in this prospectus are sample menus only. Actual menus vary by location and certain locations may carry alternate menu items or have additional menu items.

i

Basis of Presentation

We utilize a typical restaurant 52- or 53-week fiscal year ending on the last Sunday in the calendar year. Fiscal years are identified in this prospectus according to the calendar year in which the fiscal years end. For example, references to “2010,” “fiscal 2010,” “fiscal year 2010” or similar references refer to the fiscal year ended December 26, 2010.

Industry and Market Data

This prospectus includes industry and market data that we derived from internal company records, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe this data is accurate in all material respects as of the date of this prospectus. You should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus.

Trademarks and Trade Names

In this prospectus, we refer (without the ownership notation) to several registered and common law trademarks that we own, including BRAVO!®, BRAVO! Cucina Italiana®, Cucina BRAVO! Italiana®, BRAVO! Italian Kitchen®, Brio®, Brio Tuscan Grilletm and Bon Vie®. All brand names or other trademarks appearing in this prospectus are the property of their respective owners.

ii

Prospectus Summary

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common shares. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

Unless otherwise specified or the context otherwise requires, the references in this prospectus to “our company,” “the Company,” “us,” “we” and “our” refer to Bravo Brio Restaurant Group, Inc. together with its subsidiaries.

Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Bravo Brio Restaurant Group, Inc. and its wholly-owned subsidiaries. Except where otherwise indicated, “$” indicates U.S. dollars.

Our Business

We are a leading owner and operator of two distinct Italian restaurant brands, BRAVO! Cucina Italiana (“BRAVO!”) and BRIO Tuscan Grille (“BRIO”). We have positioned our brands as multifaceted culinary destinations that deliver the ambiance, design elements and food quality reminiscent of fine dining restaurants at a value typically offered by casual dining establishments, a combination known as the upscale affordable dining segment. Each of our brands provides its guests with a fine dining experience and value by serving affordable cuisine prepared using fresh flavorful ingredients and authentic Italian cooking methods, combined with attentive service in an attractive, lively atmosphere. We strive to be the best Italian restaurant company in America and are focused on providing our guests an excellent dining experience through consistency of execution. We believe that both of our brands appeal to a broad base of consumers, especially to women whom we believe accounted for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively, during 2010.

While our brands share certain corporate support functions to maximize efficiencies across our company, each brand maintains its own identity, therefore allowing both brands to be located in common markets. We have demonstrated our growth and the viability of our brands in a wide variety of markets across the U.S., growing from 49 restaurants in 19 states at the start of 2006 to 86 restaurants in 29 states as of December 26, 2010.

BRAVO! Cucina Italiana

BRAVO! Cucina Italiana is a full-service, upscale affordable Italian restaurant offering a broad menu of freshly-prepared classic Italian food served in a lively, high-energy environment with attentive service. The subtitle “Cucina Italiana,” meaning “Italian Kitchen,” is appropriate since all cooking is done in full view of our guests, creating the energy of live theater. As of December 26, 2010, we owned and operated 47 BRAVO! restaurants in 20 states.

BRAVO! offers a wide variety of pasta dishes, steaks, chicken, seafood and pizzas, emphasizing fresh, made-to-order cuisine and authentic recipes that deliver an excellent value to guests. BRAVO! also offers creative seasonal specials, an extensive wine list, carry-out and catering. We believe that our menu offerings and generous portions of flavorful food, combined with our ambiance and friendly, attentive service, offer our guests an attractive price-value proposition. The average check for BRAVO! during fiscal 2010 was $19.37 per guest.

The breadth of menu offerings at BRAVO! helps generate significant guest traffic at both lunch and dinner. Lunch entrées range in price from $8 to $18, while appetizers, pizzas, flatbreads and entrée salads range from $6 to $14. During fiscal 2010, the average lunch check for BRAVO! was $14.91 per guest. Dinner entrées range in price from $11 to $29 and include a broad selection of fresh pastas, steaks, chicken and seafood. Dinner appetizers, pizzas, flatbreads and entrée salads range from $6 to $15. During fiscal 2010, the average dinner check for BRAVO! was $22.10 per guest. At BRAVO!, lunch and dinner represented 29.3% and 70.7% of revenues, respectively, in 2010. Our average annual revenues per comparable BRAVO! restaurant were $3.4 million in fiscal 2010.

BRAVO!’s architectural design incorporates interior features such as arched colonnades, broken columns, hand-crafted Italian reliefs, Arabescato marble and sizable wrought-iron chandeliers. We locate our BRAVO! restaurants in high-activity areas such as retail and lifestyle centers that are situated near commercial office space and high-density residential housing.

BRIO Tuscan Grille

BRIO Tuscan Grille is an upscale affordable Italian chophouse restaurant serving freshly-prepared, authentic northern Italian food in a Tuscan Villa atmosphere. BRIO means “lively” or “full of life” in Italian and draws its inspiration from the cherished Tuscan philosophy of “to eat well is to live well.” As of December 26, 2010, we owned and operated 39 BRIO restaurants in 18 states.

The cuisine at BRIO is prepared using fresh ingredients and a high standard for quality execution with an emphasis on steaks, chops, fresh seafood and made-to-order pastas. BRIO also offers creative seasonal specials, an extensive wine list, carry-out and banquet facilities at select locations. We believe that our passion for excellence in service and culinary expertise, along with our generous portions, contemporary dining elements and ambiance, offer our guests an attractive price-value proposition. The average check for BRIO during fiscal 2010 was $25.24 per guest.

BRIO offers lunch entrées that range in price from $9 to $17 and appetizers, sandwiches, flatbreads and entrée salads ranging from $8 to $15. During fiscal 2010, the average lunch check for BRIO was $17.88 per guest. Dinner entrées range in price from $14 to $30, while appetizers, sandwiches, flatbreads, bruschettas and entrée salads range from $8 to $15. During fiscal 2010, the average dinner check for BRIO was $30.72 per guest. At BRIO, lunch and dinner represented 30.3% and 69.7% of revenues, respectively, in 2010. Our average annual revenues per comparable BRIO restaurant were $5.0 million in fiscal 2010.

The design and architectural elements of BRIO restaurants are important to the guest experience. The goal is to bring the pleasures of the Tuscan country villa to our restaurant guests. The warm, inviting ambiance of BRIO incorporates interior features such as antique hardwood Cypress flooring, arched colonnades, hand-crafted Italian mosaics, hand-crafted walls covered in an antique Venetian plaster, Arabescato marble and sizable wrought-iron chandeliers. BRIO is typically located in high-traffic, high-visibility locations in affluent suburban and urban markets.

We also operate one full-service upscale affordable American-French bistro restaurant in Columbus, Ohio under the brand “Bon Vie.” Our Bon Vie restaurant is included in the BRIO operating and financial data set forth in this prospectus.

Our Business Strengths

Our mission statement is to be the best Italian restaurant company in America by delivering the highest quality food and service to each guest...at each meal...each and every day. The following strengths help us achieve these objectives:

Two Differentiated yet Complementary Brands.  We have developed two premier upscale affordable Italian restaurant brands that are highly complementary and can be located in common markets. Our brands are designed to have broad guest appeal at two different price points. Both BRAVO! and BRIO have their own Corporate Executive Chef who develops recipes and menu items with differentiated flavor profiles and price points. Entry level pricing for both lunch and dinner entrees at BRAVO! is approximately $2 below BRIO, providing more alternatives for guests at a lower price point. The guests of BRIO, which offers a greater selection of protein dishes, tend to purchase more steaks, chops, chicken and seafood items while guests of BRAVO! select a higher mix of pasta dishes. In addition, sales of alcoholic beverages at BRAVO! represent approximately 16.7% of restaurant sales compared to approximately 22.4% of restaurant sales at BRIO, primarily due to BRIO’s slightly more extensive wine list and more favorable bar business.

Each brand features unique design elements and atmospheres that attract a diverse guest base as well as common guests who visit both BRAVO! and BRIO for different dining experiences. The differentiated qualities of our brands allow us to operate in significantly more locations than would be possible with one brand, including high-

density residential areas, shopping malls, lifestyle centers and other high-traffic locations. Based on demographics, co-tenants and net investment requirements, we can choose between our two brands to determine which is optimal for a location and thereby generate highly attractive returns on our investment. We focus on choosing the right brand for a specific site based on population density and demographics. Management targets markets with $65,000 minimum annual household income and a population density of 125,000 residents within a particular trade area for BRAVO! and $70,000 minimum annual household income and a population density of 150,000 residents within a particular trade area for BRIO. We have a business model that maintains quality and consistency on a national basis while also having the flexibility to cater to the specific characteristics of a particular market. We have a proven track record of successfully opening new restaurants in a number of diverse real estate locations, including both freestanding and in-line with other national retailers. In addition, we believe the flexibility of our restaurant design is a competitive advantage that allows us to open new restaurants in attractive markets without being limited to a standard prototype.

Our brands maintain several common qualities, including certain design elements such as chandeliers and marble and granite counter tops, that help reduce building and construction costs and create consistency for our guests. We share best practices in service, preparation and food quality across both brands. In addition, we share services such as real estate development, purchasing, human resources, marketing and advertising, information technology, finance and accounting, allowing us to maximize efficiencies across our company as we continue our growth.

Broad Appeal with Attractive Guest Base.  We provide an upscale, yet inviting, atmosphere attracting guests from a variety of age groups and economic backgrounds. We provide our guests an upscale affordable dining experience at both lunch and dinner, which attracts guests from both the casual dining and fine dining segments. We locate our restaurants in high-traffic suburban and urban locations to attract primarily local patrons with limited reliance on business travelers. Our blend of location, menu offerings and ambiance is designed to appeal to women, a key decision-maker when deciding where to dine and shop. We believe that women accounted for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively, during 2010. This positioning helps make our restaurants attractive for developers and landlords. We have also cultivated a loyal guest base, with a majority of our guests dining with us at least once a month.

Superior Dining Experience and Value.  The strength of our value proposition lies in our ability to provide freshly-prepared Italian cuisine in a lively restaurant atmosphere with highly attentive guest service at an attractive price point. We believe that the dining experiences we offer, coupled with an attractive price-value relationship, helps us create long-term, loyal and highly satisfied guests.

•	The Food. We offer made-to-order menu items prepared using traditional Italian culinary techniques with an emphasis on fresh ingredients and authentic recipes. Our food menu is complemented by a wine list that offers both familiar varieties as well as wines exclusive to our restaurants. An attention to detail, culinary expertise and focused execution reflects our chef-driven culture.

•	The Service. We are committed to delivering superior service to each guest, at each meal, each and every day. We place significant emphasis on maintaining high wait staff-to-table ratios, thoroughly training all service personnel on the details of each menu item and staffing each restaurant with experienced management teams to ensure consistent and attentive guest service.

•	The Experience. Lively, high-energy environments blending dramatic design elements with a warm and inviting atmosphere create a memorable guest experience. Signature architectural and décor elements include the lively theatre of exhibition kitchens, high ceilings, white tablecloths, a centerpiece bar and relaxing patio areas. These elements, along with our superior service and value, help form a bond between our guests and our restaurants, encouraging guest loyalty and more frequent visits.

Nationally Recognized Restaurant Anchor.  We believe that our differentiated brands, the attractive demographics of our guests and the high number of weekly guest visits to our restaurants have positioned us as a preferred tenant and the multi-location Italian restaurant company of choice for national and regional real estate developers. Landlords and developers seek out our concepts to be restaurant anchors for their developments as they are highly complementary to national retailers, having attracted on average between 3,000-5,000 guests per restaurant each week in fiscal 2010. As a result of the importance of our brands to the retail centers in which we are located, we are often able to negotiate the prime location within a center and favorable real estate terms, which helps to drive strong returns on capital for our shareholders.

Compelling Unit Economics.  We have successfully opened and operated both of our brands in multiple geographic regions and achieved attractive average annual revenues per comparable restaurant of $3.4 million and $5.0 million at our BRAVO! and BRIO restaurants, respectively, in fiscal 2010. Our ability to grow rapidly and efficiently in all market conditions is evidenced through our strong track record of new restaurant openings. Under our current investment model, BRAVO! restaurant openings require a net cash investment of approximately $1.8 million and BRIO restaurant openings require a net cash investment of approximately $2.2 million. We target a cash-on-cash return beginning in the third operating year for both of our restaurants of between 30% and 40%.

Management Team with Proven Track Record.  We have assembled a tested and proven management team with significant experience operating public companies. Our management team is led by our CEO and President, Saed Mohseni, former CEO of McCormick & Schmick’s Seafood Restaurants, Inc., who joined the company in February 2007. Since Mr. Mohseni’s arrival, we have continued to open new restaurants despite the economic recession. These new restaurant openings have been a key driver of our growth in revenue and Adjusted EBITDA which have increased 42.1% and 135.6%, respectively, between the years ended 2006 and 2010. In addition to new restaurant growth, we have also implemented a number of revenue and margin enhancing initiatives such as our wine by the glass offerings, wine flights, dessert trays and a new bar menu. These programs were strategically implemented to improve our guest experience and maintain our brand image, as opposed to discounting programs designed to increase traffic and revenue at the expense of operating margins. In addition, we have improved our labor efficiencies and food cost management, which helped to drive our margin increases and improved our restaurant-level profitability. These changes resulted in an increase in our restaurant-level operating margin from 16.0% in 2006 to 18.4% in 2010, a 240 basis point improvement. Restaurant-level operating margin represents our revenues less total restaurant operating costs, as a percentage of our revenues.

Our Growth Strategies

Our growth model is comprised of the following three primary drivers:

Pursue Disciplined Restaurant Growth.  We believe that there are significant opportunities to grow our brands on a nationwide basis in both existing and new markets where we believe we can generate attractive unit level economics. We are pursuing a disciplined growth strategy for both of our brands. We believe that each brand is at an early stage of its expansion.

We have built a scalable infrastructure and have successfully grown our restaurant base through a challenging market environment. Despite difficult economic conditions, we opened seven new restaurants in 2009 and five new restaurants in 2010. We plan to open six to seven new restaurants in 2011 and aim to open between 45 and 50 new restaurants over the next five years.

Grow Existing Restaurant Sales.  We will continue to pursue targeted local marketing efforts and evaluate operational initiatives designed to increase unit volumes without relying on margin-eroding discounting programs.

Initiatives at BRAVO! include increasing online ordering, which generates a higher average per person check compared to our current carry-out business, expanding local restaurant marketing and promoting our patio business. Other initiatives include promoting our bar program through martini night, happy hour and bar bite programs and expanding our feature cards to include appetizers and desserts.

At BRIO, we are promoting our bar programs, have implemented wine flights and dessert trays, introduced a new bar menu and expanded the selection of wines by the glass. In addition, we believe there is an opportunity to expand our banquet and special events catering business. Our banquet and special events catering business typically generates a higher average per person check than our dining rooms and, as a result of reduced labor costs relative to revenue, allows us to achieve higher margins on those revenues.

We believe our existing restaurants will benefit from increasing brand awareness as we continue to enter new markets. In addition, we may selectively remodel existing units to include additional seating capacity to increase revenue.

Maintain Margins Throughout Our Growth.  We will continue to aggressively protect our margins using economies of scale, including marketing and purchasing synergies between our brands and leveraging our corporate infrastructure as we continue to open new restaurants. Additional margin enhancement opportunities include increasing labor efficiency through the use of scheduling tools, menu engineering and other operating cost reduction programs.

Our History

We were incorporated as an Ohio corporation under the name Belden Village Venture, Inc. in July 1987. Our name was changed to Bravo Cucina of Dayton, Inc. in September 1995, to Bravo Development, Inc. in December 1998 and to Bravo Brio Restaurant Group, Inc. in June 2010. We opened our first BRAVO! Cucina Italiana in 1992 in Columbus, Ohio. In 1999, we opened our first BRIO Tuscan Grille in Columbus, Ohio. In June 2006, we entered into a recapitalization transaction with Bravo Development Holdings LLC, an entity controlled by two private equity firms, Bruckmann, Rosser, Sherrill & Co. Management, L.P. and Castle Harlan, Inc. We completed the initial public offering of our common shares in October 2010 and, in connection with such offering, Bravo Development Holdings LLC was dissolved.

Our Sponsors

Bruckmann, Rosser, Sherrill & Co. Management, L.P.

Bruckmann, Rosser, Sherrill & Co. Management, L.P., which we refer to as BRS, is a New York based private equity firm with previous investments and remaining committed capital totaling $1.4 billion. BRS partners with management teams to create financial and operational value over the long-term for the benefit of its investors, focusing on investments in middle market consumer goods and services businesses. Companies that possess existing or emerging strong market positions and are well-positioned for accelerated long-term growth are best positioned to benefit from the firm’s support and expertise. BRS and its principals have extensive experience in the restaurant industry, having completed 16 restaurant investments to date, including add-on acquisitions. Since 1996, BRS has purchased over 40 portfolio companies for aggregate consideration of over $6.4 billion.

Castle Harlan, Inc.

Castle Harlan Inc., or Castle Harlan, is a New York based private equity investment firm founded in 1987 by John K. Castle, former president and chief executive officer of Donaldson, Lufkin & Jenrette, an investment banking firm, and Leonard M. Harlan, founder and former chairman of The Harlan Company. Castle Harlan invests in controlling interests in the buyout and development of middle-market companies principally in North America and Europe. Its team of 20 investment professionals has completed over 50 acquisitions since its inception with a total value in excess of approximately $10.0 billion. Castle Harlan currently manages investment funds globally with equity commitments of $3.5 billion. Castle Harlan’s current and former investments in the restaurant industry include investments in McCormick & Schmick’s Seafood Restaurants, Inc., Charlie Brown’s, Inc., Caribbean Restaurants, LLC and Morton’s Restaurant Group, Inc.

Our private equity sponsors are participating in this offering.

Risk Factors

Before you invest in our shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include, among others:

•	our financial results depend significantly upon the success of our existing and new restaurants;

•	our long-term success is highly dependent on our ability to successfully develop and expand our operations;

•	changes in economic conditions, including continued effects from the recent recession, could materially affect our business, financial condition and results of operations;

•	we have had net losses in the past and our future profitability is uncertain;

•	damage to our reputation or lack of acceptance of our brands in existing and new markets could negatively affect our business, financial condition and results of operations;

•	because many of our restaurants are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas;

•	changes in food availability and costs could adversely affect our operating results;

•	increases in our labor costs, including as a result of changes in government regulation, could slow our growth or harm our business; and

•	guest traffic at our restaurants could be significantly affected by competition in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete.

Company Information

Our principal executive office is located at 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212 and our telephone number is (614) 326-7944. Our website address is www.bbrg.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Common shares outstanding	19,250,500 shares.

Common shares offered by the selling shareholders	4,161,020 shares, or 4,577,122 shares if the underwriters exercise their over-allotment option in full.

Over-allotment option	The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 416,102 additional common shares to cover overallotments.

Ownership after offering	Upon completion of this offering, our executive officers and directors will beneficially own approximately 11.5% of our outstanding common shares, including options to purchase our common shares that are exercisable within 60 days of February 14, 2011, or approximately 11.5% if the underwriters exercise their over-allotment option in full. See “Principal and Selling Shareholders.”

Use of proceeds	We will not receive any proceeds upon the sale of the common shares covered by this prospectus, but we will incur expenses in connection with the filing of the registration statement of which this prospectus forms a part. See “Use of Proceeds.”

Dividend policy	We do not currently pay cash dividends on our common shares and do not anticipate paying any dividends on our common shares in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our ability to declare and pay dividends is restricted by covenants in our senior credit facilities. See “Risk Factors — Our indebtedness may limit our ability to invest in the ongoing needs of our business.”

Nasdaq Global Market symbol	“BBRG.”

Risk factors	Investment in our common shares involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common shares.

Unless otherwise noted, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

The number of common shares to be outstanding after the date of this prospectus is based on 19,250,500 common shares outstanding as of February 14, 2011. This number excludes:

•	1,414,203 common shares issuable upon exercise of outstanding options under the Bravo Development, Inc. Option Plan (the “2006 Plan”) as of February 14, 2011 at a weighted average exercise price of $1.44 per share. See “Compensation Discussion and Analysis — Bravo Development, Inc. Option Plan”;

•	1,454,200 common shares reserved as of February 14, 2011 for future grants under the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan. See “Compensation Discussion and Analysis — Bravo Brio Restaurant Group, Inc. Stock Incentive Plan” for further discussion of this plan; and

•	up to 445,300 common shares reserved as of February 14, 2011 for future issuance upon settlement of restricted stock awards granted under the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan. See “Compensation Discussion and Analysis — Bravo Brio Restaurant Group, Inc. Stock Incentive Plan” for further discussion of this plan and these awards.

Summary Historical Consolidated Financial and Operating Data

The following table sets forth, for the periods and dates indicated, our summary historical consolidated financial and operating data. We have derived the statement of operations data for the fiscal years ended December 28, 2008, December 27, 2009 and December 26, 2010 and the balance sheet data as of December 27, 2009 and December 26, 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the balance sheet data as of December 28, 2008 from our audited consolidated financial statements not included elsewhere in this prospectus. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	Year Ended(1)
	December 28,	December 27,	December 26,
	2008	2009	2010
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Revenues	$300,783	$311,709	$343,025
Cost of sales	84,618	82,609	89,456
Labor	102,323	106,330	114,468
Operating	47,690	48,917	53,331
Occupancy	18,736	19,636	22,729
General and administrative expenses	15,271	17,280	37,539
Restaurant pre-opening costs	5,434	3,758	2,375
Depreciation and amortization	14,651	16,088	16,708
Asset impairment charges	8,506	6,436	—

Total costs and expenses	297,229	301,054	336,606
Income from operations	3,554	10,655	6,419
Loss on extinguishment of debt	—	—	1,300
Net interest expense	9,892	7,119	6,121

(Loss) income before income taxes	(6,338)	3,536	(1,002)
Income tax expense	55,061	135	228

Net (loss) income	$(61,399)	$3,401	$(1,230)
Undeclared preferred dividend, net of adjustment(2)	(10,175)	(11,599)	(3,769)

Net loss attributed to common shareholders(3)	$(71,574)	$(8,198)	$(4,999)

Per Share Data:
Net loss attributed to common shareholders	$(9.89)	$(1.13)	$(0.54)
Weighted average common shares outstanding — basic and diluted	7,234	7,234	9,281
Other Financial Data:
Net cash provided by operating activities	$32,501	$33,782	$37,682
Net cash used in investing activities	$(43,088)	$(24,957)	$(18,691)
Net cash provided by (used in) financing activities	$10,529	$(9,258)	$(16,780)
Capital expenditures, net of lease incentives	$24,578	$14,121	$10,349
Adjusted EBITDA(4)	$27,218	$34,790	$43,360
Adjusted EBITDA margin	9.0%	11.2%	12.6%

Operating Data:
Total restaurants (at end of period)	75	81	86
Total comparable restaurants (at end of period)(5)	54	64	76
Change in comparable restaurant sales(5)	(3.8)%	(7.1)%	1.6%
BRAVO!:
Restaurants (at end of period)	44	45	47
Total comparable restaurants (at end of period)(5)	33	37	44
Average sales per comparable restaurant(5)	$3,715	$3,464	$3,378
Change in comparable restaurant sales(5)	(4.1)%	(6.9)%	(0.1)%
BRIO:
Restaurants (at end of period)	31	36	39
Total comparable restaurants (at end of period)(5)	21	27	32
Average sales per comparable restaurant(5)	$5,401	$4,896	$4,991
Change in comparable restaurant sales(5)	(3.6)%	(7.4)%	3.2%
Balance Sheet Data (at end of period):
Cash and cash equivalents	$682	$249	$2,460
Working capital (deficit)	$(34,320)	$(36,156)	$(35,334)
Total assets	$157,764	$160,842	$163,453
Total debt	$125,950	$118,031	$41,000
Total stockholders’ equity (deficiency in assets)	$(76,091)	$(72,690)	$6,403

(1)	We utilize a 52- or 53-week accounting period which ends on the last Sunday of the calendar year. The fiscal years ended December 28, 2008, December 27, 2009 and December 26, 2010 each have 52 weeks.

(2)	The undeclared preferred dividend total for fiscal 2010 of $10.8 million was offset by an add-back of $7.0 million in the fourth quarter of 2010 related to the exchange of our Series A preferred stock. The exchange of the Series A preferred stock was completed prior to our initial public offering, using an estimated initial public offering price of $15.00 per share which, based on the total liquidation preference for the Series A preferred stock (including accrued and undeclared dividends thereon) of $105.2 million as of the date of the exchange, resulted in the issuance of 7,015,630 common shares. Because the final initial public offering price was $14.00 per share, the 7,015,630 common shares issued to the preferred shareholders represented only $98.2 million of value, $7.0 million less than the carrying value of the Series A preferred stock as of the date of the exchange. Because the fair value of consideration transferred was less than the carrying amount of the Series A preferred stock, the discount was added back to undeclared preferred dividends in arriving at net loss attributed to common shareholders and is recorded as such on the Consolidated Statements of Operations for fiscal 2010.

(3)	We adjust net loss attributed to common shareholders for the impact of certain items to show a year-over-year comparison based on the assumption that our initial public offering occurred and we became a public company on the first day of 2009. We believe this supplemental measure, which we refer to as modified pro forma net income, provides additional information to facilitate the comparison of our past and present financial results. Modified pro forma net income is a supplemental measure of our performance that is not required to be and is not presented in accordance with generally accepted accounting principles, or GAAP. Modified pro forma net income may not be comparable to similarly titled measures used by other companies and should not be considered by itself or as a substitute for measures of performance prepared in accordance with GAAP. Our inclusion of this supplemental measure should not be construed as an indication that our future results will not be affected by unusual or infrequent items. Applying the above assumptions, our basic and dilutive share counts for this calculation are 19,250,500 shares and 20,600,000, respectively.

We made the following adjustments to reconcile from GAAP net loss attributed to common shareholders to non-GAAP modified pro forma net income for the year ended December 27, 2009: (i) removed $1.7 million of management fees and expenses and advisory fees accrued for our private equity sponsors and directors, (ii) added $1.2 million in estimated incremental public company costs, (iii) added $1.8 million in estimated additional stock compensation costs related to our Stock Incentive Plan, (iv) decreased net interest expense by an estimated $4.5 million as a result of the payoff of our previous senior credit facilities and our 13.25% senior subordinated secured notes with proceeds from our initial public offering and entry into our new senior credit facilities, (v) removed $11.6 million of undeclared preferred dividends related to our Series A preferred stock, (vi) removed the $1.5 million gain on the sale of a restaurant in 2009, (vii) removed $6.4 million of asset impairment costs incurred in 2009 and (viii) increased income tax expense by $3.4 million to reflect the change in estimated net income as well as a 30% applicable effective tax rate. We made the following adjustments to reconcile from GAAP net loss attributed to common shareholders to non-GAAP modified pro forma net income for the year ended December 26, 2010: (i) removed $2.4 million of management fees and expenses and advisory fees paid to our directors, (ii) added $1.2 million in estimated incremental public company costs, (iii) added $1.5 million in estimated additional stock compensation costs related to our Stock Incentive Plan, (iv) decreased net interest expense by an estimated $4.2 million as a result of the payoff of our previous senior credit facilities and our 13.25% senior subordinated secured notes with proceeds from our initial public offering and entry into our new senior credit facilities, (v) removed $3.8 million of undeclared preferred dividends, net of adjustment, related to our Series A preferred stock, (vi) removed $1.3 million in unamortized loan origination fees related to our previous senior credit facilities, (vii) removed a one-time non-cash $17.9 million stock compensation charge related to our 2006 Plan and (viii) increased income tax expense by $6.4 million to reflect the change in estimated net income as well as a 30% applicable effective tax rate.

A reconciliation from net loss attributed to common shareholders to modified pro forma net income for the years ended December 27, 2009 and December 26, 2010 is provided below:

	Year Ended	Year Ended
	December 27,	December 26,
	2009	2010
	(Dollars in thousands)

Net loss attributed to common shareholders	$(8,198)	$(4,999)
Removal of management and advisory fees and expenses	1,722	2,402
Increase in incremental public company fees	(1,224)	(1,164)
Increase in stock compensation costs related to Stock Incentive Plan	(1,800)	(1,507)
Decrease in net interest expense	4,453	4,169
Removal of undeclared preferred dividends, net of adjustment	11,599	3,769
Write off of loan origination fees	—	1,300
Stock compensation costs related to 2006 Plan	—	17,892
Gain on the sale of restaurant	(1,502)	—
Asset impairment	6,436	—
Increase in income tax expense	(3,351)	(6,399)

Modified pro forma net income	$8,135	$15,463

Set forth in the table below is each of the line items on our audited consolidated statements of operations for the year ended December 27, 2009 to which an adjustment has been made as described above:

	Year Ended
	December 27,
	2009	Adjustment		Modified Pro Forma
	(Dollars in thousands)

Occupancy costs	$19,636	$1,200	(a)	$20,836
General and administrative expenses	17,280	1,604	(b)	18,884
Asset Impairment	6,436	(6,436	)(c)	—
Net interest expense	7,119	(4,453	)(d)	2,666
Income tax expense	135	3,351	(e)	3,486
Undeclared preferred dividends	(11,599)	11,599		—

(a)  Reflects the removal of a $1.2 million gain on the sale of a restaurant.

(b)	Reflects the addition of $1.8 million in stock compensation costs related to our Stock Incentive Plan, an increase of $1.2 million in public company costs and the removal of a $0.3 million gain on the sale of a restaurant, partially offset by the removal of $1.7 million in management and advisory fees and expenses.

(c)	Reflects the removal of $6.4 million in asset impairment charges related to three restaurants.

(d)	Reflects a decrease of $4.5 million resulting from our lower debt balance as well as the lower average interest rate under our new senior credit facilities entered into in connection with our initial public offering.

(e)	Reflects a $3.4 million increase in income tax expense. Currently, our net deferred tax assets are offset by a full valuation allowance. This adjustment assumes a tax rate of 30.0%, which reflects our estimate of our long-term effective tax rate.

Set forth in the table below is each of the line items on our unaudited consolidated statements of operations for the year ended December 26, 2010 to which an adjustment has been made as described above:

	Year Ended
	December 26,
	2010	Adjustment		Modified Pro Forma
	(Dollars in thousands)

General and administrative expenses	$37,539	$(17,623	)(a)	$19,916
Loss on extinguishment of debt	1,300	(1,300	)(b)	—
Net interest expense	6,121	(4,169	)(c)	1,952
Income tax expense	228	6,399	(d)	6,627
Undeclared preferred dividends, net of adjustment	(3,769)	3,769		—

(a)	Reflects the removal of a one-time non-cash $17.9 million stock compensation charge related to our 2006 Plan, the removal of $2.4 million of management and advisory fees and expenses, the addition of $1.2 million in public company costs, and the addition of $1.5 million in stock compensation costs related to our Stock Incentive Plan.

(b)	Reflects the write off of $1.3 million of loss on extinguishment of debt relating to the write off of unamortized loan costs resulting from the payoff of our former senior credit facilities and 13.25% senior subordinated secured notes in connection with our initial public offering.

(c)	Reflects a decrease of $4.2 million resulting from our lower debt balance as well as the lower average interest rate under our new senior credit facilities entered into in connection with our initial public offering.

(d)	Reflects a $6.4 million increase in income tax expense. Currently, our net deferred tax assets are offset by a full valuation allowance. This adjustment assumes a tax rate of 30.0%, which reflects our estimate of our long-term effective tax rate.

Using the basic and diluted share counts of 19,250,500 and 20,600,000 noted above, our modified pro forma net income per basic and diluted share for the year ended December 27, 2009 would have been $0.42 and $0.39, respectively, and for the year ended December 26, 2010 would have been $0.80 and $0.75, respectively.

(4)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization plus the sum of asset impairment charges, loss on extinguishment of debt and management fees and expenses accrued for our private equity sponsors and, with respect to fiscal 2010, a $17.9 million one-time non-cash stock compensation charge related to existing options to purchase our common shares that became fully vested and exercisable upon consummation of our initial public offering. We are presenting Adjusted EBITDA, which is not required by GAAP because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. We use Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses and asset impairment charges and, with respect to fiscal 2010, the one-time non-cash stock compensation charge arising in connection with our initial public offering; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; and (iii) we use Adjusted EBITDA internally as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of Adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Adjusted EBITDA facilitates company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Adjusted EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income (loss), net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Adjusted EBITDA has limitations as an analytical financial measure, including the following:

•	Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

•	Adjusted EBITDA does not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does Adjusted EBITDA reflect any cash requirements for such replacements; and

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs.

This prospectus also includes information concerning Adjusted EBITDA margin, which is defined as the ratio of Adjusted EBITDA to revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from revenues and we believe its inclusion is appropriate to provide additional information to investors.

A reconciliation of net (loss) income to Adjusted EBITDA and EBITDA is provided below.

	Year Ended
	December 28,	December 27,	December 26,
	2008	2009	2010
		(In thousands)

Net (loss) income	$(61,399)	$3,401	$(1,230)
Income tax expense	55,061	135	228
Net Interest expense	9,892	7,119	6,121
Depreciation and amortization	14,651	16,088	16,708

EBITDA	$18,205	$26,743	$21,827
Asset impairment charges	8,506	6,436	—
Loss on extinguishment of debt	—	—	1,300
IPO-related stock compensation charge	—	—	17,892
Management fees and expenses(a)	507	1,611	2,341

Adjusted EBITDA	$27,218	$34,790	$43,360

(a)  Reflects fees and expenses accrued for our private equity sponsors.

(5)	We consider a restaurant to be comparable in the first full quarter following the eighteenth month of operations. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time.

Risk Factors

Investing in our common shares involves a high degree of risk. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes to those statements, before you decide to invest in our common shares. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our financial results depend significantly upon the success of our existing and new restaurants.

Future growth in revenues and profits will depend on our ability to grow sales and efficiently manage costs in our existing and new restaurants. As of December 26, 2010, we operated 47 BRAVO! restaurants and 39 BRIO restaurants, of which two BRAVO! restaurants and three BRIO restaurants were opened within the preceding twelve months. The results achieved by these restaurants may not be indicative of longer-term performance or the potential market acceptance of restaurants in other locations.

In particular, the success of our restaurants revolves principally around guest traffic and average check per guest. Significant factors that might adversely impact our guest traffic levels and average guest check include, without limitation:

•	declining economic conditions, including housing market downturns, rising unemployment rates, lower disposable income and consumer confidence and other events or factors that adversely affect consumer spending in the markets we serve;

•	increased competition (both in the upscale affordable dining segment and in other segments of the restaurant industry);

•	changes in consumer preferences;

•	guests’ budgeting constraints and choosing not to order certain high-margin items such as desserts and beverages (both alcoholic and non-alcoholic);

•	guests’ failure to accept menu price increases that we may make to offset increases in key operating costs;

•	our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value and service; and

•	guest experiences from dining in our restaurants.

Our restaurants are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including, without limitation:

•	food and other raw materials costs, many of which we do not or cannot effectively hedge;

•	labor costs, including wage, workers’ compensation, health care and other benefits expenses;

•	rent expenses and other costs under leases for our new and existing restaurants;

•	energy, water and other utility costs;

•	costs for insurance (including health, liability and workers’ compensation);

•	information technology and other logistical costs; and

•	expenses due to litigation against us.

The failure of our existing or new restaurants to perform as expected could have a significant negative impact on our financial condition and results of operations.

Our long-term success is highly dependent on our ability to successfully develop and expand our operations.

We intend to develop new restaurants in our existing markets, and selectively enter into new markets. Since the start of 2006, we have expanded from 30 BRAVO! restaurants and 19 BRIO restaurants to 47 and 39 BRAVO!

and BRIO restaurants, respectively, as of December 26, 2010. There can be no assurance that any new restaurant that we open will have similar operating results to those of existing restaurants. The number and timing of new restaurants actually opened during any given period, and their associated contribution to operating growth, may be negatively impacted by a number of factors including, without limitation:

•	our inability to generate sufficient funds from operations or to obtain favorable financing to support our development;

•	identification and availability of, and competition for, high quality locations that will continue to drive high levels of sales per unit;

•	acceptable lease arrangements, including sufficient levels of tenant allowances and construction contributions;

•	the financial viability of our landlords, including the availability of financing for our landlords;

•	construction and development cost management;

•	timely delivery of the leased premises to us from our landlords and punctual commencement of build-out construction activities;

•	delays due to the highly customized nature of our restaurant concepts and the complex design, construction and pre-opening processes for each new location;

•	obtaining all necessary governmental licenses and permits on a timely basis to construct and operate our restaurants;

•	competition in new markets, including competition for restaurant sites;

•	unforeseen engineering or environmental problems with the leased premises;

•	adverse weather during the construction period;

•	anticipated commercial, residential and infrastructure development near our new restaurants;

•	recruitment of qualified managers, chefs and other key operating personnel; and

•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

We may not be able to open our planned new restaurants on a timely basis, if at all, and, if opened, these restaurants may not be operated profitably. We have experienced, and expect to continue to experience, delays in restaurant openings from time to time. Such actions may limit our growth opportunities. We cannot assure you that we will be able to successfully expand or acquire critical market presence for our brands in new geographical markets, as we may encounter well-established competitors with substantially greater financial resources. We may be unable to find attractive locations, acquire name recognition, successfully market our brands or attract new guests. Competitive circumstances and consumer characteristics in new market segments and new geographical markets may differ substantially from those in the market segments and geographical markets in which we have substantial experience. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be harmed.

Changes in economic conditions, including continuing effects from the recent recession, could materially affect our business, financial condition and results of operations.

We, together with the rest of the restaurant industry, depend upon consumer discretionary spending. The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies and reduced access to credit and reduced consumer confidence, has impacted consumers’ ability and willingness to spend discretionary dollars. Economic conditions may remain volatile and may continue to repress consumer confidence and discretionary spending for the near term. If the weak economy continues for a prolonged period of time or worsens, guest traffic could be adversely impacted if our guests choose to dine out less frequently or reduce the amount they spend on meals while dining out. We believe that if the current negative economic conditions persist for a long period of time or become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. Additionally, a decline in corporate travel and entertainment spending could result in a decrease in the traffic of business travelers at our restaurants. If restaurant sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures have resulted and could result from prolonged negative restaurant sales.

We have had net losses in the past and our future profitability is uncertain.

In fiscal 2010, we had a net loss of $1.2 million primarily as a result of several one-time charges, including a $17.9 million one-time non-cash stock compensation charge related to the modification and acceleration of the existing options to purchase our common shares that became fully vested and exercisable upon consummation of our initial public offering. During the year ended December 28, 2008, we had a net loss of approximately $61.4 million. The net loss during this period was due to a number of factors, including an income tax expense of $55.0 million due primarily to a valuation allowance of $59.4 million against the total net deferred tax asset, a non-cash impairment charge of $8.5 million and the impact of the recent recession and weak economic conditions in the markets in which our restaurants are located. In addition, we had a 7.1% decrease in revenues from our comparables restaurants in 2009 as compared to 2008. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Although we had net income of $3.4 million for the year ended December 27, 2009 and, in the absence of the one-time non-cash stock compensation charge relating to our initial public offering, we would have had net income for the year ended December 26, 2010, we can make no assurances that we will be profitable in future periods. Future net losses and declines in average sales per comparable restaurant may limit our ability to fund our operations, pursue our growth strategy and service our indebtedness.

Damage to our reputation or lack of acceptance of our brands in existing and new markets could negatively impact our business, financial condition and results of operations.

We believe we have built a strong reputation for the quality and breadth of our menu and our restaurants, and we must protect and grow the value of our BRAVO! and BRIO brands to continue to be successful in the future. Any incident that erodes consumer affinity for our brands could significantly reduce their respective values and damage our business. If guests perceive or experience a reduction in food quality, service or ambiance, or in any way believe we failed to deliver a consistently positive experience, our brand value could suffer and our business may be adversely affected.

A multi-location restaurant business such as ours can be adversely affected by negative publicity or news reports, whether or not accurate, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers or others across the food industry supply chain. Negative publicity concerning E. coli bacteria, “mad cow” and “foot-and-mouth” disease relating to the consumption of beef and other meat products, “H1N1” or “swine flu” related to pork products, “avian flu” related to poultry products and the publication of government, academic or industry findings about health concerns relating to menu items served by our restaurants could affect consumer food preferences. The sale of food and prepared food products also involves the risk of injury or illness to our guests as a result of tampering by unauthorized third parties or product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents or residues introduced during the growing, storage, handling and transportation phases. These types of health concerns and negative publicity concerning our food products may adversely affect the demand for our food and negatively impact our business and results of operations. While we have taken steps to mitigate food quality, public health and other foodservice-related risks, these types of health concerns or negative publicity cannot be completely eliminated or mitigated and may materially harm our results of operations and result in damage to our brands. For example, in May 2006, a food virus outbreak in Michigan affected area restaurants, including one of our BRAVO! restaurants. As a result, this restaurant was closed for four days. While the effect of the outbreak was immaterial to our business, food quality issues or other public health concerns could have an adverse impact on our profitability.

In addition, our ability to successfully develop new restaurants in new markets may be adversely affected by a lack of awareness or acceptance of our brands in these new markets. To the extent that we are unable to foster name recognition and affinity for our brands in new markets, our new restaurants may not perform as expected and our growth may be significantly delayed or impaired.

Because many of our restaurants are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

Our financial performance is highly dependent on restaurants located in Ohio, Florida, Michigan and Pennsylvania, which comprise approximately 43% of our total restaurants. As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In recent years, certain of these states have been more negatively impacted by the housing decline, high unemployment rates and the overall economic crisis than other geographic areas. In addition, given our geographic concentrations, negative publicity regarding any of our restaurants in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, hurricanes, droughts or other natural or man-made disasters.

In particular, adverse weather conditions can impact guest traffic at our restaurants, cause the temporary underutilization of outdoor patio seating, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods. Approximately 33% of our total restaurants are located in Ohio, Michigan and Pennsylvania, which are particularly susceptible to snowfall, and 13% of our total restaurants are located in Florida and Louisiana, which are particularly susceptible to hurricanes. Our business is subject to seasonal fluctuations, with restaurant sales typically higher during certain months, such as December. Adverse weather conditions during our most favorable months or periods may exacerbate the effect of adverse weather on guest traffic and may cause fluctuations in our operating results from quarter-to-quarter within a fiscal year. For example, the significant snowfall in the Northeast United States in February 2010 led to reduced guest traffic at several of our restaurants. In addition, outdoor patio seating is available at most of our restaurants and may be impacted by a number of weather-related factors. Our inability to fully utilize our restaurants’ seating capacity as planned may negatively impact our revenues and results of operations.

The impact of negative economic factors, including the availability of credit, on our landlords and other retail center tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. Approximately 6% of our restaurants are in locations that are owned, managed or controlled by a landlord that has filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the last 12 months. This landlord may be able to reject our leases in the bankruptcy proceedings. As of December 26, 2010, none of our leases have been rejected, but we cannot assure you that any landlord that has filed, or may in the future file, for bankruptcy protection may not attempt to reject leases with us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords. Many landlords have delayed or cancelled recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which has reduced the number of high-quality locations available that we would consider for our new restaurants. Furthermore, the failure of landlords to obtain licenses or permits for development projects on a timely basis, which is beyond our control, may negatively impact our ability to implement our development plan.

In addition, several other tenants at retail centers in which we are located or where we have executed leases have ceased operations or, in some cases, have deferred openings or failed to open after committing to do so. These failures may lead to reduced guest traffic at retail centers in which our restaurants are located and may contribute to lower guest traffic at our restaurants.

Changes in food availability and costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs. We rely on local, regional and national distributors and suppliers to provide our produce, beef, poultry, seafood and other ingredients. We contract with Distribution Market Advantage, or DMA, a cooperative of multiple food distributors located throughout the nation, and US Foodservice for the broadline distribution of most of our food products. Other than for a portion of our commodities, which are purchased locally by each restaurant, we rely on Gordon Food Services, or GFS, and Ben E. Keith Company, or Ben E. Keith, as the primary distributors of a majority of our ingredients. Through our agreement with DMA, we have a non-exclusive arrangement with both GFS and Ben E. Keith on terms and conditions that we believe are consistent with those made available to similarly situated restaurant companies. Although we believe that alternative distribution sources are available, any increase in distribution prices or failure to perform by either GFS or Ben E. Keith could cause our food costs to increase. Additionally, we currently rely on sole suppliers for certain of our food products, including substantially all of our soups and the majority of our sauces. Failure to identify an alternate source of supply for these items may result in significant cost increases. Increases in distribution costs or sale prices could also cause our food costs to increase. In addition, any material interruptions in our supply chain, such as a material interruption of ingredient supply due to the failures of third-party distributors or suppliers, or interruptions in service by common carriers that ship goods within our distribution channels, may result in significant cost increases and reduce sales. Changes in the price or availability of certain food products could affect our ability to offer a broad menu and price offering to guests and could materially adversely affect our profitability and reputation.

The type, variety, quality and price of produce, beef, poultry and seafood are more volatile than other types of food and are subject to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. For example, weather patterns in recent years have resulted in lower than normal levels of rainfall in key agricultural states such as California, impacting the price of water and the corresponding prices of food commodities grown in states facing drought conditions. Our food distributors or suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although we are able to contract for the majority of the food commodities used in our restaurants for periods of up to one year, the pricing and availability of some of the commodities used in our operations cannot be locked in for periods of longer than one week or at all. Currently, we have pricing understandings of varying lengths with several of our distributors and suppliers, including our distributors and suppliers of poultry, seafood, dairy products, soups and sauces, bakery items and certain meat products. We do not use financial instruments to hedge our risk to market fluctuations in the price of beef, seafood, produce and other food products at this time. We may not be able to anticipate and react to changing food costs through our purchasing practices and menu price adjustments in the future, and failure to do so could negatively impact our revenues and results of operations.

Increases in our labor costs, including as a result of changes in government regulation, could slow our growth or harm our business.

We are subject to a wide range of labor costs. Because our labor costs are, as a percentage of revenues, higher than other industries, we may be significantly harmed by labor cost increases.

We retain the financial responsibility for up to $250,000 of risks and associated liabilities with respect to workers’ compensation, general liability, employment practices and other insurable risks through our self insurance programs. Unfavorable fluctuations in market conditions, availability of such insurance or changes in state and/or federal regulations could significantly increase our self insurance costs and insurance premiums. In addition, we are subject to the risk of employment-related litigation at both the state and federal levels, including claims styled as class action lawsuits which are more costly to defend. Also, some employment related claims in the area of wage and hour disputes are not insurable risks.

Despite our efforts to control costs while still providing competitive health care benefits to our staff members, significant increases in health care costs continue to occur, and we can provide no assurance that our cost containment efforts in this area will be effective. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs, and significant increases in such costs could adversely impact our operating results. There is no assurance that we will be able to pass through the costs of such legislation in a manner that will not adversely impact our operating results.

In addition, many of our restaurant personnel are hourly workers subject to various minimum wage requirements or changes to tip credits. Mandated increases in minimum wage levels and changes to the tip credit, which are the amounts an employer is permitted to assume an employee receives in tips when calculating the employee’s hourly wage for minimum wage compliance purposes, have recently been and continue to be proposed and implemented at both federal and state government levels. Minimum wage increases in recent years at the federal level and in the states in which we operate have impacted the profitability of our restaurants and led to increased menu prices. Continued minimum wage increases or changes to allowable tip credits may further increase our labor costs or effective tax rate.

Additionally, potential changes in labor legislation, including the Employee Free Choice Act (EFCA), could result in portions of our workforce being subjected to greater organized labor influence. The EFCA could impact the nature of labor relations in the United States and how union elections and contract negotiations are conducted. The EFCA aims to facilitate unionization, and employers of unionized employees may face mandatory, binding arbitration of labor scheduling, costs and standards, which could increase the costs of doing business. Although we do not currently have any unionized employees, EFCA or similar labor legislation could have an adverse effect on our business and financial results by imposing requirements that could potentially increase costs and reduce our operating flexibility.

Labor shortages could increase our labor costs significantly or restrict our growth plans.

Our restaurants are highly dependent on qualified management and operating personnel, including regional management, general managers and executive chefs. Qualified individuals have historically been in short supply and an inability to attract and retain them would limit the success of our existing restaurants as well as our development of new restaurants. We can make no assurances that we will be able to attract and retain qualified individuals in the future. Additionally, the cost of attracting and retaining qualified individuals may be higher than we anticipate, and as a result, our profitability could decline.

Guest traffic at our restaurants could be significantly affected by competition in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete.

The restaurant industry is highly competitive with respect to food quality, ambiance, service, price and value and location, and a substantial number of restaurant operations compete with us for guest traffic. The main competitors for our brands are other operators of mid-priced, full service concepts in the multi-location upscale affordable dining segment in which we compete most directly for real estate locations and guests, including Maggiano’s, Cheesecake Factory, P.F. Chang’s and BJ’s Restaurants. We also compete to a lesser extent with nationally recognized casual dining Italian restaurants such as Romano’s Macaroni Grill, Carrabba’s Italian Grill and Olive Garden, as well as high quality, locally-owned and operated Italian restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well established in markets in which we have existing restaurants or intend to locate new restaurants. Any inability to successfully compete with the other restaurants in our markets will place downward pressure on our guest traffic and may prevent us from increasing or sustaining our revenues and profitability. We may also need to evolve our concepts in order to compete with popular new restaurant formats or concepts that develop from time to time, and we cannot offer any assurance that we will be successful in doing so or that modifications to our concepts will not reduce our profitability. In addition, with improving product offerings at fast casual restaurants, quick-service restaurants and grocery stores and the influence of negative economic conditions and other factors, consumers may choose less expensive alternatives, which could also negatively affect guest traffic at our restaurants.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act (the “PPACA”) establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information upon request.

The United States Food and Drug Administration (the “FDA”) is also permitted to require additional nutrient disclosures, such as disclosure of trans fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Certain provisions of the PPACA became effective upon enactment, while other provisions will require regulations to be promulgated by the FDA. For example, the FDA is required to issue proposed regulations by March 23, 2011 to establish the methods by which restaurants should measure the nutrient content of their standard menu items to arrive at the declared value, and provide guidance as to the format and manner of the nutrient content disclosures required under the law. It is expected that the FDA will not enforce the applicable provisions of the PPACA until these regulations are finalized. The PPACA specifically preempts conflicting state and local laws, and instead provides a single, national standard for nutrition labeling of restaurant menu items. However, until the FDA issues final regulations, we will continue to be subject to a variety of state and local laws and regulations regarding nutritional content disclosure requirements, many of which are inconsistent or are interpreted differently from one jurisdiction to another.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. We cannot predict the impact of the new nutrition labeling requirements under the PPACA, once they are issued and implemented. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium from our menu offerings and switch to higher cost ingredients and may hinder our ability to operate in certain markets.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

Our marketing programs may not be successful.

We expend significant resources in our marketing efforts, using a variety of media, including social media venues. We expect to continue to conduct brand awareness programs and guest initiatives to attract and retain guests. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to purchase significantly more television and radio advertising than we are able to purchase. Should our competitors increase spending on advertising and promotions or our advertising funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

The impact of new restaurant openings could result in fluctuations in our financial performance.

Quarterly results have been, and in the future may continue to be, significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control), including associated pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new restaurants. We typically incur the most significant portion of pre-opening expenses associated with a given restaurant within the two months immediately preceding and the month of the opening of the restaurant. Our experience has been that labor and operating costs associated with a newly opened restaurant for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. Our new restaurants commonly take several months to reach planned operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, lack of market awareness, inability to hire sufficient qualified staff and other factors. Accordingly, the volume and timing of new restaurant openings has had, and may continue to have, a meaningful impact on our profitability. Due to the foregoing factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for a full fiscal year, and these fluctuations may cause our operating results to be below expectations of public market analysts and investors.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors such as population density, local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant, whether using the same brand or a different brand, in or near markets in which we already have existing restaurants could adversely impact the sales of new or existing restaurants. We do not intend to open new restaurants that materially impact the existing sales of our existing restaurants. However, there can be no assurance that sales cannibalization between our restaurants will not occur or become more significant in the future as we continue to expand our operations.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate Saed Mohseni, our President and Chief Executive Officer and James J. O’Connor, our Chief Financial Officer, as well as certain of our other senior executive officers. We currently have employment agreements in place with Mr. Mohseni and Mr. O’Connor. The loss of the services of our CEO, CFO, senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We also do not maintain any key man life insurance policies for any of our employees.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We opened two BRAVO! and three BRIO restaurants in 2010, two BRAVO! and five BRIO restaurants in 2009, and in 2008 we opened seven BRAVO! and six BRIO restaurants. Our recent and future growth may strain our restaurant management systems and resources, financial controls and information systems. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be materially and adversely affected. Likewise, if sales decline, we may be unable to reduce our infrastructure quickly enough to prevent sales deleveraging, which would adversely affect our profitability.

Restaurant companies have been the target of class-actions and other litigation alleging, among other things, violations of federal and state law.

We are subject to a variety of lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. In recent years, a number of restaurant companies have been subject to claims by guests, employees and others regarding issues such as food safety, personal injury and premises liability, employment-related claims, harassment, discrimination, disability and other operational issues common to the foodservice industry. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time, including a 2004 class action lawsuit initiated by servers at a BRIO location in Newport, Kentucky. In this lawsuit, certain of our servers alleged that they were required to remit back to the restaurant a percentage of their tips in violation of Kentucky law. While we settled this lawsuit for an immaterial amount and no other such lawsuits have had a material impact historically, an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have an adverse impact on our profitability and could cause variability in our results compared to expectations. We are self-insured, or carry insurance programs with specific retention levels, for a significant portion of our risks and associated liabilities with respect to workers’ compensation, general liability, employer’s liability, health benefits and other insurable risks. Regardless of whether any claims against us are valid or whether we are ultimately determined to be liable, we could also be adversely affected by negative publicity, litigation costs resulting from the defense of these claims and the diversion of time and resources from our operations.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

We believe our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations. In addition, the cost of workers’ compensation insurance, general liability insurance and directors’ and officers’ liability insurance fluctuates based on our historical trends, market conditions and availability. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase in 2011. These increases, as well as recently-enacted federal legislation requiring employers to provide specified levels of health insurance to all employees, could have a negative impact on our profitability, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our guests.

Our indebtedness may limit our ability to invest in the ongoing needs of our business.

We have a substantial amount of indebtedness. In connection with the initial public offering of our common shares, we repaid all outstanding loans under our previously existing senior credit facilities and entered into new senior credit facilities that included a $45.0 million term loan facility and a $40.0 million revolving credit facility. As of December 26, 2010, we had approximately $41.0 million of outstanding indebtedness under our term loan facility and no outstanding indebtedness under our revolving credit facility. As of December 26, 2010, we had $36.8 million of revolving loan availability under our senior revolving credit facility (after giving effect to $3.2 million of outstanding letters of credit). For the years ended December 26, 2010 and December 27, 2009, our net principal repayments on indebtedness (including net repayments under our previously existing revolving credit facility) were $77.1 million and $9.3 million, respectively, and cash interest payments for such periods were $6.4 million and $7.0 million, respectively. Our senior credit facilities mature in 2015, and borrowings under the senior credit facilities bear interest at our option of either (i) the Alternate Base Rate (as such term is defined in our credit agreement) plus the applicable margin of 1.75% to 2.25% or (ii) at a fixed rate for a period of one, two, three or six months equal to the London interbank offered rate, LIBOR, plus the applicable margin of 2.75% to 3.25%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources — Current Resources.”

Our indebtedness could have important consequences to you. For example, it:

•	requires us to utilize a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes;

•	increases our vulnerability to adverse general economic or industry conditions;

•	limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

•	makes us more vulnerable to increases in interest rates, as borrowings under our senior credit facilities are at variable rates;

•	limits our ability to obtain additional financing in the future for working capital or other purposes; and

•	places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Although our senior credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness.

Our senior credit facilities require us to maintain certain interest expense coverage ratios and leverage ratios which become more restrictive over time. While we have never defaulted on compliance with any financial covenants under the terms of our indebtedness, our ability to comply with these ratios in the future may be affected by events beyond our control, and an inability to comply with the required financial ratios could result in a default under our senior credit facilities. In the event of any default, the lenders under our senior credit facilities could elect to terminate lending commitments and declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be immediately due and payable.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources.”

We may be unable to obtain debt or other financing on favorable terms or at all.

There are inherent risks in our ability to borrow. Our lenders may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the national economy, increased financial instability of many borrowers and the declining value of their assets. As a result, lenders may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under our senior credit facilities, refinance our existing indebtedness or to obtain other financing on favorable terms or at all. Our financial condition and results of operations would be adversely affected if we were unable to draw funds under our senior credit facilities because of a lender default or to obtain other cost-effective financing.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could include deferring capital expenditures (including the opening of new restaurants) and reducing or eliminating other discretionary uses of cash.

We may be required to record additional asset impairment charges in the future.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. The other factors and circumstances include changes in the economic environment, changes in the manner in which assets are used, unfavorable changes in legal factors or business climate, incurring excess costs in construction of the asset, overall restaurant operating performance and projections for financial performance. These estimates result in a wide range of variability on a year to year basis due to the nature of the criteria. Negative restaurant-level cash flow over the previous 12-month period is considered a potential impairment indicator. In such situations, we evaluate future cash flow projections in conjunction with qualitative factors and future operating plans. Our impairment assessment process requires the use of estimates and assumptions regarding future undiscounted cash flows and operating outcomes, which are based upon a significant degree of management’s judgment. Based on this analysis, if we believe that the carrying amount of the assets are not recoverable, an impairment charge is recognized based upon the amount by which the assets carrying value exceeds fair value. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Accounting Policies — Impairment of Long-Lived Assets.” We recognized asset impairment charges of approximately $6.4 million and $8.5 million in fiscal 2009 and 2008, respectively, related to three and five restaurants, respectively. We had no asset impairment charges in fiscal 2010.

Continued economic weakness within our respective markets may adversely impact consumer discretionary spending and may result in lower restaurant sales. Unfavorable fluctuations in our commodity costs, supply costs and labor rates, which may or may not be within our control, may also impact our operating margins. Any of these factors could as a result affect the estimates used in our impairment analysis and require additional impairment tests and charges to earnings. We continue to assess the performance of our restaurants and monitor the need for future impairment. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Security breaches of confidential guest information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our guests’ credit or debit card information. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on us and our restaurants.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our names and logos and the unique ambiance of our restaurants. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management’s attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our operating profits and harm our future prospects.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

A major natural or man-made disaster at our corporate facility could have a material adverse effect on our business.

Most of our corporate systems, processes and corporate support for our restaurant operations are centralized at one Ohio location with certain systems and processes being concurrently stored at an offsite storage facility in accordance with our new disaster recovery plan. Back-up data tapes are also sent to a separate off-site location on a weekly basis. As part of our new disaster recovery plan, we are currently finalizing the backup processes for our core systems at our co-location facility. If we are unable to fully implement this new disaster recovery plan, we may experience failures or delays in recovery of data, delayed reporting and compliance, inability to perform necessary corporate functions and other breakdowns in normal operating procedures that could have a material adverse effect on our business and create exposure to administrative and other legal claims against us.

We incur increased costs and obligations as a result of being a public company.

Prior to October 26, 2010, as a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we now incur significant legal, accounting and other expenses that we were not required to incur in the recent past. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Global Market, have created uncertainty for public companies and increased our costs and time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities. We estimate that we will incur approximately $1.0 to $1.5 million of incremental costs per year associated with being a publicly-traded company; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate. In estimating these costs, we took into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC after the consummation of our initial public offering, and will require in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

Federal, state and local tax rules may adversely impact our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S. Although we believe our tax estimates are reasonable, if the Internal Revenue Service (“IRS”) or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Risks Relating to Our Common Shares

The price of our common shares has been volatile and you could lose all or part of your investment.

Since our initial public offering on October 26, 2010, our share price has ranged from a high of $20.29 per share to a low of $14.26 per share. Volatility in the market price of our common shares may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common shares could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	additions or departures of our senior management personnel;

•	sales of common shares by our directors and executive officers;

•	sales or distributions of common shares by our private equity sponsors;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by shareholders;

•	the level and quality of research analyst coverage for our common shares, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

•	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;

•	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our distributors or suppliers or our competitors;

•	introductions of new offerings or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or our competitors;

•	short sales, hedging and other derivative transactions in our common shares;

•	the operating and stock price performance of other companies that investors may deem comparable to us; and

•	other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from Acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common shares could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common shares experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Future sales of our common shares in the public market could lower our share price, and the exercise of outstanding restricted stock awards and stock options and any additional capital raised by us through the sale of our common shares may dilute your ownership in us.

Sales of substantial amounts of our common shares in the public market by our existing shareholders, upon the exercise of outstanding stock options or stock options granted in the future or by persons who acquire shares in the public market may adversely affect the market price of our common shares. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

As of December 26, 2010, we had outstanding 19,250,500 common shares. Of that number:

•	11,500,000 shares were sold in connection with our initial public offering and, unless purchased by affiliates, may be resold in the public market;

•	44,564 shares are held by non-employee existing shareholders and are eligible for sale; and

•	7,705,936 shares are “restricted securities,” as defined in Rule 144 under the Securities Act, and eligible for sale in the public market pursuant to the provisions of Rule 144, all of which are subject to lock-up agreements with the underwriters of our initial public offering and will become available for resale in the public market beginning April 19, 2011, unless earlier waived by the underwriters. The underwriters waived the restrictions under these lock-up agreements applicable to the Company and the selling shareholders for purposes of this offering.

In addition, at February 14, 2011 we have reserved 1.9 million common shares for issuance under the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan, of which 445,300 shares are subject to vesting under outstanding restricted stock awards and 1,454,200 shares remain eligible for future issuance, and stock options to purchase an aggregate of 1,414,203 common shares are currently outstanding under the 2006 Plan. See “Compensation Discussion and Analysis — Bravo Brio Restaurant Group, Inc. Stock Incentive Plan” and “Compensation Discussion and Analysis — Bravo Development, Inc. Option Plan.”

With limited exceptions (including the waiver referenced above), the lock-up agreements with the underwriters of our initial public offering prohibit a shareholder from selling, contracting to sell or otherwise disposing of any common shares or securities that are convertible or exchangeable for common shares or entering into any arrangement that transfers the economic consequences of ownership of our common shares for at least 180 days from the date of the prospectus filed in connection with our initial public offering, although the lead underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, the lead underwriters would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common shares and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least April 19, 2011. The underwriters waived the restrictions under these lock-up agreements applicable to the Company and the selling shareholders for purposes of this offering.

As restrictions on resale end, our share price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common shares is influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Certain provisions of Ohio law and our articles of incorporation and regulations may deter takeover attempts, which may limit the opportunity of our shareholders to sell their shares at a favorable price, and may make it more difficult for our shareholders to remove our board of directors and management.

Provisions in our articles of incorporation and regulations may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	advance notice requirements for shareholders proposals and nominations;

•	availability of “blank check” preferred shares;

•	establishment of a classified board of directors so that not all members of our board of directors are elected at one time;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates; and

•	limitations on the removal of directors.

In addition, because we are incorporated in Ohio, we are governed by the provisions of Section 1704 of the Ohio Revised Code. These provisions may prohibit large shareholders, particularly those owning 10% or more of our outstanding voting stock, from merging or combining with us. These provisions in our articles of incorporation and regulations and under Ohio law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for our common shares in the future and could potentially result in the market price being lower than it would without these provisions.

Although no preferred shares were outstanding as of December 26, 2010 and although we have no present plans to issue any preferred shares, our articles of incorporation authorize the board of directors to issue up to 5,000,000 preferred shares. The preferred shares may be issued in one or more series, the terms of which will be determined at the time of issuance by our board of directors without further action by the shareholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred shares could diminish the rights of holders of our common shares and, therefore, could reduce the value of our common shares. In addition, specific rights granted to future holders of preferred shares could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred shares and the foregoing anti-takeover provisions may prevent or frustrate attempts by a third party to acquire control of our company, even if some of our shareholders consider such change of control to be beneficial. See “Description of Capital Stock.”

Since we do not expect to pay any dividends for the foreseeable future, investors may be forced to sell their shares in order to realize a return on their investment.

We have not declared or paid any dividends on our common shares. We do not anticipate that we will pay any dividends to holders of our common shares for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our senior credit facilities and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common shares. If we issue additional equity securities, existing shareholders will experience dilution, and the new equity securities could have rights senior to those of our common shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future securities offerings reducing the market price of our common shares and diluting their interest.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under “Risk Factors.” The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	the success of our existing and new restaurants;

•	our ability to successfully develop and expand our operations;

•	changes in economic conditions, including continuing effects from the recent recession;

•	our history of net losses;

•	damage to our reputation or lack of acceptance of our brands;

•	economic and other trends and developments, including adverse weather conditions, in those local or regional areas in which our restaurants are concentrated;

•	the impact of economic factors, including the availability of credit, on our landlords and other retail center tenants;

•	changes in availability or cost of our principal food products;

•	increases in our labor costs, including as a result of changes in government regulation;

•	labor shortages or increased labor costs;

•	increasing competition in the restaurant industry in general as well as in the dining segments of the restaurant industry in which we compete;

•	changes in attitudes or negative publicity regarding food safety and health concerns;

•	the success of our marketing programs;

•	potential fluctuations in our quarterly operating results due to new restaurant openings and other factors;

•	the effect on existing restaurants of opening new restaurants in the same markets;

•	the loss of key members of our management team;

•	strain on our infrastructure and resources caused by our growth;

•	the impact of federal, state or local government regulations relating to building construction and the opening of new restaurants, our existing restaurants, our employees, the sale of alcoholic beverages and the sale or preparation of food;

•	the impact of litigation;

•	our inability to obtain adequate levels of insurance coverage;

•	the impact of our indebtedness;

•	future asset impairment charges;

•	security breaches of confidential guest information;

•	inadequate protection of our intellectual property;

•	the failure or breach of our information technology systems;

•	a major natural or man-made disaster at our corporate facility;

•	increased costs and obligations as a result of being a public company;

•	the impact of federal, state and local tax rules;

•	concentration of ownership among our existing executives, directors and principal shareholders may prevent new investors from influencing significant corporate decisions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable based on our current knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We assume no obligation to provide revisions to any forward-looking statements should circumstances change.

Use of Proceeds

We will not receive any of the proceeds from the sale of our common shares by the selling shareholders, but we have agreed to pay certain registration expenses relating to such common shares. See “Underwriting — Commission and Expenses.” We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $0.6 million.

Dividend Policy

We do not currently pay cash dividends on our common shares and do not anticipate paying any dividends on our common shares in the foreseeable future. We currently intend to retain any future earnings to fund the operation, development and expansion of our business. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our ability to declare and pay dividends is restricted by covenants in our senior credit facilities.

Capitalization

The following table sets forth our capitalization as of December 26, 2010 on an actual basis.

You should read this information in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

(In thousands)	As of December 26, 2010

Cash and cash equivalents	$2,460

Debt:
Revolving credit facility	$—
Term loan facility	41,000
Other debt	—

Total debt	41,000
Total stockholders’ equity	6,403

Total capitalization	$47,403

Dilution

The common shares to be sold by the selling shareholders pursuant to this prospectus are currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders as a result of such sales.

Selected Historical Consolidated Financial and Operating Data

You should read the following selected historical consolidated financial and operating data in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All of these materials are contained elsewhere in this prospectus. The selected historical consolidated financial data as of December 27, 2009 and December 26, 2010 and for the three years in the period ended December 26, 2010 have been derived from consolidated financial statements audited by Deloitte & Touche LLP, an independent registered public accounting firm, included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2006, December 30, 2007 and December 28, 2008 and for the two years in the period ended December 30, 2007 have been derived from our audited consolidated financial statements not included elsewhere in this prospectus.

	Year Ended(1)
	December 31,	December 30,	December 28,	December 27,	December 26,
	2006	2007	2008	2009	2010
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Revenues	$241,369	$265,374	$300,783	$311,709	$343,025
Cost of sales	70,632	75,340	84,618	82,609	89,456
Labor	81,054	89,663	102,323	106,330	114,468
Operating	36,966	41,567	47,690	48,917	53,331
Occupancy	14,072	16,054	18,736	19,636	22,729
General and administrative expenses	15,760	17,230	15,271	17,280	37,539
Restaurant pre-opening costs	4,658	5,647	5,434	3,758	2,375
Depreciation and amortization	9,414	12,309	14,651	16,088	16,708
Asset impairment charges	3,266	—	8,506	6,436	—

Total costs and expenses	235,822	257,810	297,229	301,054	336,606
Income from operations	5,547	7,564	3,554	10,655	6,419
Loss on extinguishment of debt	—	—	—	—	1,300
Net interest expense	5,643	11,853	9,892	7,119	6,121

(Loss) income before income taxes	(96)	(4,289)	(6,338)	3,536	(1,002)
Income tax provision (benefit)(2)	613	(3,503)	55,061	135	228

Net (loss) income	$(709)	$(786)	$(61,399)	$3,401	(1,230)
Undeclared preferred dividend, net of adjustment(3)	(4,257)	(8,920)	(10,175)	(11,599)	(3,769)

Net loss attributed to common shareholders(4)	$(4,966)	$(9,706)	$(71,574)	$(8,198)	$(4,999)

Per Share Data:(2)
Net loss attributed to common shareholders	NM	$(1.34)	$(9.89)	$(1.13)	$(0.54)
Weighted average common shares outstanding — basic and diluted	NM	7,234	7,234	7,234	9,281
Other Financial Data:
Net cash provided by operating activities	$23,397	$31,291	$32,501	$33,782	$37,682
Net cash used in investing activities	$(27,077)	$(35,536)	$(43,088)	$(24,957)	(18,691)
Net cash provided by (used in) financing activities	$3,855	$4,156	$10,529	$(9,258)	(16,780)
Capital expenditures, net of lease incentives	$21,079	$28,782	$24,578	$14,121	$10,349
Adjusted EBITDA(5)	$18,407	$20,260	$27,218	$34,790	$43,360
Adjusted EBITDA margin	7.6%	7.6%	9.0%	11.2%	12.6%

	Year Ended(1)
	December 31,	December 30,	December 28,	December 27,	December 26,
	2006	2007	2008	2009	2010
	(Dollars in thousands, except per share data)

Operating Data:
Total restaurants (at end of period)	57	63	75	81	86
Total comparable restaurants (at end of period)	44	49	54	64	76
Change in comparable restaurant sales	0.0%	0.6%	(3.8)%	(7.1)%	1.6%
BRAVO!:
Restaurants (at end of period)	34	38	44	45	47
Total comparable restaurants (at end of period)	28	31	33	37	44
Average sales per comparable restaurant	$3,919	$3,890	$3,715	$3,464	$3,378
Change in comparable restaurant sales	(0.1)%	0.9%	(4.1)%	(6.9)%	(0.1)%
BRIO:
Restaurants (at end of period)	23	25	31	36	39
Total comparable restaurants (at end of period)	16	18	21	27	32
Average sales per comparable restaurant	$5,479	$5,308	$5,401	$4,896	$4,991
Change in comparable restaurant sales	0.2%	0.2%	(3.6)%	(7.4)%	3.2%
Balance Sheet Data (at end of period):
Cash and cash equivalents	$829	$740	$682	$249	$2,460
Working capital (deficit)	$(18,334)	$(33,110)	$(34,320)	$(36,156)	$(35,334)
Total assets	$180,132	$195,048	$157,764	$160,842	$163,453
Total debt	$112,056	$114,136	$125,950	$118,031	$41,000
Total stockholders’ equity (deficiency in assets)	$(13,906)	$(14,692)	$(76,091)	$(72,690)	$6,403

(1)	We utilize a 52- or 53-week accounting period which ends on the last Sunday of the calendar year. The fiscal years ended December 30, 2007, December 28, 2008, December 27, 2009 and December 26, 2010 each have 52 weeks, while the fiscal year ended December 31, 2006 had 53 weeks. Average sales per comparable restaurant have been adjusted to reflect 52 weeks.

(2)	The Company was structured as a Subchapter S corporation for the year ended December 25, 2005 and was changed to a C corporation effective June 29, 2006 as part of our recapitalization in 2006. As a result, corporate income taxes and per share data for 2006 is not meaningful and therefore not shown in the table above. If the Company had been a C corporation during the pre-recapitalization period of 2006, the income tax expense would have been $0.5 million higher than the amount presented in the table above.

(3)	The undeclared preferred dividend total for fiscal 2010 of $10.8 million was offset by an add-back of $7.0 million in the fourth quarter of 2010 related to the exchange of our Series A preferred stock. The exchange of the Series A preferred stock was completed prior to our initial public offering, using an estimated initial public offering price of $15.00 per share which, based on the total liquidation preference for the Series A preferred stock (including accrued and undeclared dividends thereon) of $105.2 million as of the date of the exchange, resulted in the issuance of 7,015,630 common shares. Because the final initial public offering price was $14.00 per share, the 7,015,630 common shares issued to the preferred shareholders represented only $98.2 million of value, $7.0 million less than the carrying value of the Series A preferred stock as of the date of the exchange. Because the fair value of consideration transferred was less than the carrying amount of the Series A preferred stock, the discount was added back to undeclared preferred dividends in arriving at net loss attributed to common shareholders and is recorded as such on the Consolidated Statements of Operations for fiscal 2010.

(4)	We adjust net loss attributed to common shareholders for the impact of certain items to show a year-over-year comparison based on the assumption that our initial public offering occurred and we became a public company on the first day of 2009. We believe this supplemental measure, which we refer to as modified pro forma net income, provides additional information to facilitate the comparison of our past and present financial results. Modified pro forma net income is a supplemental measure of our performance that is not required to be and is not presented in accordance with GAAP. Modified pro forma net income may not be comparable to similarly titled measures used by other companies and should not be considered by itself or as a substitute for measures of performance prepared in accordance with GAAP. Our inclusion of this supplemental measure should not be construed as an indication that our future results will not be affected by unusual or infrequent items. Applying the above assumptions, our basic and dilutive share counts for this calculation are 19,250,500 shares and 20,600,000, respectively.

We made the following adjustments to reconcile from GAAP net loss attributed to common shareholders to non-GAAP modified pro forma net income for the year ended December 27, 2009: (i) removed $1.7 million of management fees and expenses and advisory fees accrued for our private equity sponsors and directors, (ii) added $1.2 million in estimated incremental public company costs, (iii) added $1.8 million in estimated additional stock compensation costs related to our Stock Incentive Plan, (iv) decreased net interest expense by an estimated $4.5 million as a result of the payoff of our previous senior credit facilities and our 13.25% senior subordinated secured notes with proceeds from our initial public offering and entry into our new senior credit facilities, (v) removed $11.6 million of undeclared preferred dividends related to our Series A preferred stock, (vi) removed the $1.5 million gain on the sale of a restaurant in 2009, (vii) removed $6.4 million of asset impairment costs incurred in 2009 and (viii) increased income tax expense by $3.4 million to reflect the change in estimated net income as well as a 30% applicable effective tax rate. We made the following adjustments to reconcile from GAAP net loss attributed to common shareholders to non-GAAP modified pro forma net income for the year ended December 26, 2010: (i) removed $2.4 million of management fees and expenses and advisory fees paid to our directors, (ii) added $1.2 million in estimated incremental public company costs, (iii) added $1.5 million in estimated additional stock compensation costs related to our Stock Incentive Plan, (iv) decreased net interest expense by an estimated $4.2 million as a result of the payoff of our previous senior credit facilities and our 13.25% senior subordinated secured notes with proceeds from our initial public offering and entry into our new senior credit facilities, (v) removed $3.8 million of undeclared preferred dividends, net of adjustment, related to our Series A preferred stock, (vi) removed $1.3 million in unamortized loan origination fees related to our previous senior credit facilities, (vii) removed a one-time non-cash $17.9 million stock compensation charge related to our 2006 Plan and (viii) increased income tax expense by $6.4 million to reflect the change in estimated net income as well as a 30% applicable effective tax rate.

A reconciliation from net loss attributed to common shareholders to modified pro forma net income for the years ended December 27, 2009 and December 26, 2010 is provided below:

	Year Ended	Year Ended
	December 27,	December 26,
	2009	2010
	(Dollars in thousands)

Net loss attributed to common shareholders	$(8,198)	$(4,999)
Removal of management and advisory fees and expenses	1,722	2,402
Increase in incremental public company fees	(1,224)	(1,164)
Increase in stock compensation costs related to Stock Incentive Plan	(1,800)	(1,507)
Decrease in net interest expense	4,453	4,169
Removal of undeclared preferred dividends, net of adjustment	11,599	3,769
Write off of loan origination fees	—	1,300
Stock compensation costs related to 2006 Plan	—	17,892
Gain on the sale of restaurant	(1,502)	—
Asset impairment	6,436	—
Increase in income tax expense	(3,351)	(6,399)

Modified pro forma net income	$8,135	$15,463

Set forth in the table below is each of the line items on our audited consolidated statements of operations for the year ended December 27, 2009 to which an adjustment has been made as described above:

	Year Ended
	December 27,
	2009	Adjustment		Modified Pro Forma
	(Dollars in thousands)

Occupancy costs	$19,636	$1,200	(a)	$20,836
General and administrative expenses	17,280	1,604	(b)	18,884
Asset Impairment	6,436	(6,436	)(c)	—
Net interest expense	7,119	(4,453	)(d)	2,666
Income tax expense	135	3,351	(e)	3,486
Undeclared preferred dividends	(11,599)	11,599		—

(a)  Reflects the removal of a $1.2 million gain on the sale of a restaurant.

(b)	Reflects the addition of $1.8 million in stock compensation costs related to our Stock Incentive Plan, an increase of $1.2 million in public company costs and the removal of a $0.3 million gain on the sale of a restaurant, partially offset by the removal of $1.7 million in management and advisory fees and expenses.

(c)	Reflects the removal of $6.4 million in asset impairment charges related to three restaurants.

(d)	Reflects a decrease of $4.5 million resulting from our lower debt balance as well as the lower average interest rate under our new senior credit facilities entered into in connection with our initial public offering.

(e)	Reflects a $3.4 million increase in income tax expense. Currently, our net deferred tax assets are offset by a full valuation allowance. This adjustment assumes a tax rate of 30.0%, which reflects our estimate of our long-term effective tax rate.

Set forth in the table below is each of the line items on our unaudited consolidated statements of operations for the year ended December 26, 2010 to which an adjustment has been made as described above:

	Year Ended
	December 26,
	2010	Adjustment		Modified Pro Forma
	(Dollars in thousands)

General and administrative expenses	$37,539	$(17,623	)(a)	$19,916
Loss on extinguishment of debt	1,300	(1,300	)(b)	—
Net interest expense	6,121	(4,169	)(c)	1,952
Income tax expense	228	6,399	(d)	6,627
Undeclared preferred dividends, net of adjustment	(3,769)	3,769		—

(a)	Reflects the removal of a one-time non-cash $17.9 million stock compensation charge related to our 2006 Plan, the removal of $2.4 million of management and advisory fees and expenses, the addition of $1.2 million in public company costs, and the addition of $1.5 million in stock compensation costs related to our Stock Incentive Plan.

(b)	Reflects the write off of $1.3 million of loss on extinguishment of debt relating to the write off of unamortized loan costs resulting from the payoff of our previous senior credit facilities and 13.25% senior subordinated secured notes in connection with our initial public offering.

(c)	Reflects a decrease of $4.2 million resulting from our lower debt balance as well as the lower average interest rate under our new senior credit facilities entered into in connection with our initial public offering.

(d)	Reflects a $6.4 million increase in income tax expense. Currently, our net deferred tax assets are offset by a full valuation allowance. This adjustment assumes a tax rate of 30.0%, which reflects our estimate of our long-term effective tax rate.

Using the basic and diluted share counts of 19,250,500 and 20,600,000 noted above, our modified pro forma net income per basic and diluted share for the year ended December 27, 2009 would have been $0.42 and $0.39, respectively, and for the year ended December 26, 2010 would have been $0.80 and $0.75, respectively.

(5)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization plus the sum of asset impairment charges, loss on extinguishment of debt and management fees and expenses accrued for our private equity sponsors and, with respect to fiscal 2010, a $17.9 million one-time non-cash stock compensation charge related to existing options to purchase our common shares that became fully vested and exercisable upon consummation of our initial public offering. We are presenting Adjusted EBITDA, which is not required by GAAP because it provides an additional measure to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. We use Adjusted

EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses and asset impairment charges and, with respect to fiscal 2010, the one-time non-cash stock compensation charge arising in connection with our initial public offering; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; and (iii) we use Adjusted EBITDA internally as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of Adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Adjusted EBITDA facilitates company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Adjusted EBITDA is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income (loss), net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Adjusted EBITDA has limitations as an analytical financial measure, including the following:

•	Adjusted EBITDA does not reflect our capital expenditures or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

•	Adjusted EBITDA does not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does Adjusted EBITDA reflect any cash requirements for such replacements; and

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs.

This prospectus also includes information concerning Adjusted EBITDA margin, which is defined as the ratio of Adjusted EBITDA to revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from revenues and we believe its inclusion is appropriate to provide additional information to investors.

A reconciliation of net (loss) income to Adjusted EBITDA and EBITDA is provided below.

	Year Ended
	December 31,	December 30,	December 28,	December 27,	December 26,
	2006	2007	2008	2009	2010
	(In thousands)

Net (loss) income	$(709)	$(786)	$(61,399)	$3,401	$(1,230)
Income tax expense (benefit)	613	(3,503)	55,061	135	228
Net Interest expense	5,643	11,853	9,892	7,119	6,121
Depreciation and amortization	9,414	12,309	14,651	16,088	16,708

EBITDA	$14,961	$19,873	$18,205	$26,743	$21,827
Asset impairment charges	3,266	—	8,506	6,436	—
Loss on extinguishment of debt	—	—	—	—	1,300
IPO-related stock compensation expense	—	—	—	—	17,892
Management fees and expenses(a)	180	387	507	1,611	2,341

Adjusted EBITDA	$18,407	$20,260	$27,218	$34,790	$43,360

(a)  Reflects fees and expenses accrued for our private equity sponsors.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading owner and operator of two distinct Italian restaurant brands, BRAVO! Cucina Italiana (“BRAVO!”) and BRIO Tuscan Grille (“BRIO”). We have positioned our brands as multifaceted culinary destinations that deliver the ambiance, design elements and food quality reminiscent of fine dining restaurants at a value typically offered by casual dining establishments, a combination known as the upscale affordable dining segment. Each of our brands provides its guests with a fine dining experience and value by serving affordable cuisine prepared using fresh flavorful ingredients and authentic Italian cooking methods, combined with attentive service in an attractive, lively atmosphere. We strive to be the best Italian restaurant company in America and are focused on providing our guests an excellent dining experience through consistency of execution. We believe that both of our brands appeal to a broad base of consumers, especially to women whom we believe accounted for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively, during 2010.

Our business is highly sensitive to changes in guest traffic. Increases and decreases in guest traffic can have a significant impact on our financial results. In recent years, we have faced and we continue to face uncertain economic conditions, which have resulted in changes to our guests’ discretionary spending. To adjust to this decrease in guest spending, we have focused on controlling product margins and costs while maintaining our high standards for food quality and service and enhancing our guests’ dining experience. We have worked with our distributors and suppliers to lower commodity costs, become more efficient with the use of our employee base and found new ways to improve efficiencies across our company. We have implemented limited incremental discounting as we have opted to focus on improving our menu items as opposed to discounting them. While we knew that limited incremental discounting might impact our guest counts and sales, we directed our efforts to improve our operating margins. Additionally, we have focused resources on highlighting our menu items and promoting our non-entrée selections such as appetizers, desserts and beverages. These efforts have resulted in a favorable sales mix and an increase in average guest check.

Our Growth Strategies and Outlook

Our growth model is comprised of the following three primary drivers:

•	Pursue Disciplined Restaurant Growth. We believe that there are significant opportunities to grow our brands on a nationwide basis in both existing and new markets where we believe we can generate attractive unit level economics. We are presented with many opportunities to grow our restaurant base, and we carefully evaluate each opportunity to determine that each site selected for development has a high probability of meeting our return of investment targets. Our disciplined growth strategy includes accepting only those sites that we believe present attractive rent and tenant allowance structures as well as reasonable construction costs given the sales potential of the site. We believe that each brand is at an early stage of its expansion.

•	Grow Existing Restaurant Sales. We will continue to pursue targeted local marketing efforts and evaluate operational initiatives designed to increase unit volumes without relying on discounting programs.

•	Maintain Margins Throughout Our Growth. We will continue to aggressively protect our margins using economies of scale, including marketing and purchasing synergies between our brands and leveraging our corporate infrastructure as we continue to open new restaurants.

We opened one restaurant in the fourth quarter of 2010 and, as of March 7, 2011, we have opened one restaurant in the first quarter of 2011. We plan to open six to seven new restaurants in 2011 and aim to open between 45 and 50 new restaurants over the next five years.

Based on our current real estate development plans, we believe our combined expected cash flows from operations, available borrowings under our senior credit facilities and expected landlord lease incentives will be sufficient to finance our planned capital expenditures and other operating activities in fiscal 2011. In 2010, our capital expenditure outlays equaled approximately $18.6 million and we currently estimate capital expenditures, net of lease incentives, for 2011 to be in the range of approximately $22.0 million to $24.0 million. In conjunction with our planned 2011 restaurant openings, we anticipate spending approximately $4.0 million in pre-opening costs in 2011.

Performance Indicators

We use the following key performance indicators in evaluating the performance of our restaurants:

•	Comparable Restaurants and Comparable Restaurant Sales. We consider a restaurant to be comparable in the first full quarter following the eighteenth month of operations. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in comparable sales reflect changes in guest count trends as well as changes in average check. Our comparable restaurant base consisted of 54, 64 and 76 restaurants at December 28, 2008, December 27, 2009 and December 26, 2010, respectively.

•	Average Check. Average check is calculated by dividing revenues by guest counts for a given time period. Average check reflects menu price influences as well as changes in menu mix. Management uses this indicator to analyze trends in guests preferences, effectiveness of menu changes and price increases and per guest expenditures.

•	Average Unit Volume. Average unit volume consists of the average sales of our restaurants over a certain period of time. This measure is calculated by dividing total restaurant sales within a period by the relevant period. This indicator assists management in measuring changes in guest traffic, pricing and development of our brands.

•	Operating Margin. Operating margin represents income from operations before interest and taxes as a percentage of our revenues. By monitoring and controlling our operating margins, we can gauge the overall profitability of our company.

Key Financial Definitions

Revenues.  Revenues primarily consist of food and beverage sales, net of any discounts, such as management meals, employee meals and coupons, associated with each sale. Revenues in a given period are directly influenced by the number of operating weeks in such period and comparable restaurant sales growth.

Cost of Sales.  Cost of sales consist primarily of food and beverage related costs. The components of cost of sales are variable in nature, change with sales volume and are subject to increases or decreases based on fluctuations in commodity costs. Our cost of sales depends in part on the success of controls we have in place to manage our food and beverage costs.

Labor Costs.  Labor costs include restaurant management salaries, front and back of house hourly wages and restaurant-level manager bonus expense, employee benefits and payroll taxes.

Operating Costs.  Operating costs consist primarily of restaurant-related operating expenses, such as supplies, utilities, repairs and maintenance, credit card fees, marketing costs, training, recruiting, travel and general liability insurance costs.

Occupancy Costs.  Occupancy costs include rent charges, both fixed and variable, as well as common area maintenance costs, property insurance and taxes, the amortization of tenant allowances and the adjustment to straight-line rent.

General and Administrative.  General and administrative costs include costs associated with corporate and administrative functions that support our operations, including management and staff compensation and benefits, travel, legal and professional fees, corporate office rent, stock compensation costs and other related corporate costs.

Restaurant Pre-opening Costs.  Restaurant pre-opening expenses consist of costs incurred prior to opening a restaurant, including executive chef and manager salaries, relocation costs, recruiting expenses, employee payroll and related training costs for new employees, including rehearsal of service activities. Pre-opening costs also include an accrual for straight-line rent recorded during the period between date of possession and the restaurant opening date for our leased restaurant locations.

Impairment.  We review long-lived assets, such as property and equipment and intangibles, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the use of assets, changes in our overall business strategy and significant negative industry or economic trends. See “— Significant Accounting Policies — Impairment of Long-Lived Assets” for further detail.

Net interest expense.  Net interest expense consists primarily of interest on our outstanding indebtedness, net of payments and mark-to-market adjustments on an interest rate swap agreement that expired in 2009.

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statements of operations both on an actual basis and expressed as percentages of revenues:

	Fiscal Year Ended
	December 28,	% of	December 27,	% of	December 26,	% of
	2008	Revenue	2009	Revenue	2010	Revenue
	(Dollar in thousands, unless percentage)

REVENUES	$300,783	100%	$311,709	100%	$343,025	100%
Costs and expenses
Cost of sales	84,618	28.1%	82,609	26.5%	89,456	26.1%
Labor	102,323	34.0%	106,330	34.1%	114,468	33.4%
Operating	47,690	15.9%	48,917	15.7%	53,331	15.5%
Occupancy	18,736	6.2%	19,636	6.3%	22,729	6.6%
General and administrative expenses	15,271	5.1%	17,280	5.5%	37,539	10.9%
Restaurant pre-opening costs	5,434	1.8%	3,758	1.2%	2,375	0.7%
Depreciation and amortization	14,651	4.9%	16,088	5.2%	16,708	4.9%
Asset impairment charges	8,506	2.8%	6,436	2.1%	—	0.0%

Total costs and expenses	297,229	98.8%	301,054	96.6%	336,606	98.1%

INCOME FROM OPERATIONS	3,554	1.2%	10,655	3.4%	6,419	1.9%
LOSS FROM EXTINGUISHMENT OF DEBT	—	—	—	—	1,300	0.4%
NET INTEREST EXPENSES	9,892	3.3%	7,119	2.3%	6,121	1.8%

(LOSS) INCOME BEFORE INCOME TAXES	(6,338)	(2.1)%	3,536	1.1%	(1,002)	(0.3)%
INCOME TAX EXPENSE	55,061	18.3%	135	0.0%	228	0.1%

NET (LOSS) INCOME	$(61,399)	(20.4)%	$3,401	1.1%	$(1,230)	(0.4)%

Year Ended December 26, 2010 Compared to Year Ended December 27, 2009

Revenues.  Revenues increased $31.3 million, or 10.0%, to $343.0 million in fiscal 2010, from $311.7 million in fiscal 2009. This increase was driven by $26.7 million in additional revenues related primarily to an additional 299 operating weeks provided by new restaurants opened in 2009 and 2010. Also contributing to this increase was a $4.6 million, or 1.6%, increase in sales from our comparable restaurants. Higher comparable restaurant sales were driven by an increase in average check during fiscal 2010, which resulted in additional revenues of $7.8 million, partially offset by a 1.1% decrease in guest counts that resulted in a $3.2 million decrease in revenues.

For our BRAVO! brand, restaurant revenues increased $6.3 million, or 4.2%, to $156.6 million in fiscal 2010 as compared to $150.3 million in fiscal 2009. Comparable revenues for the BRAVO! brand restaurants decreased 0.1%, or $0.1 million, to $140.2 million in fiscal 2010. Revenues for BRAVO! brand restaurants not included in the comparable restaurant base increased $6.4 million to $16.4 million in fiscal 2010. At December 26, 2010, there were 44 BRAVO! restaurants included in the comparable restaurant base and three BRAVO! restaurants not included in the comparable restaurant base.

For our BRIO brand, restaurant revenues increased $24.5 million, or 15.2%, to $186.0 million in fiscal 2010 as compared to $161.5 million in fiscal 2009. Comparable revenues for the BRIO brand restaurants increased 3.2%, or $4.8 million, to $152.2 million in fiscal 2010. Revenues for BRIO brand restaurants not included in the comparable restaurant base increased $19.7 million to $33.8 million in fiscal 2010. At December 26, 2010, there were 32 BRIO restaurants included in the comparable restaurant base and seven BRIO restaurants not included in the comparable restaurant base.

Cost of Sales.  Cost of sales increased $6.9 million, or 8.3%, to $89.5 million in fiscal 2010, from $82.6 million in fiscal 2009. Food costs decreased 0.4% as a percentage of revenues but increased by $5.3 million in total dollars for 2010 as compared to 2009. Beverage costs remained flat as a percentage of revenues but increased in total dollars by $1.5 million in 2010 as compared to 2009. As a percentage of revenues, cost of sales declined to 26.1% in 2010, from 26.5% in 2009. The improvement in gross margin, as a percentage of revenue, was primarily a result of lower commodity costs for our poultry, meat and produce in 2010 as compared to 2009.

Labor Costs.  Labor costs increased $8.2 million, or 7.7%, to $114.5 million in fiscal 2010, from $106.3 million in fiscal 2009. This increase was a result of approximately $8.1 million of additional labor and benefits costs incurred from new restaurants opened during 2009 and 2010. As a percentage of revenues, labor costs decreased to 33.4% in 2010, from 34.1% in 2009, primarily as a result of lower management salaries due to a decrease in average management headcount per unit as well as the impact of positive comparable restaurant sales in 2010 as compared to 2009.

Operating Costs.  Operating costs increased $4.4 million, or 9.0%, to $53.3 million in 2010, from $48.9 million in 2009. This increase was driven by an additional 299 operating weeks due to restaurant openings in 2010 and 2009. As a percentage of revenues, operating costs decreased to 15.5% in 2010, compared to 15.7% in 2009. The decrease was primarily due to lower restaurant supply costs incurred as a percentage of revenues.

Occupancy Costs.  Occupancy costs increased $3.1 million, or 15.8%, to $22.7 million in fiscal 2010, from $19.6 million in fiscal 2009. As a percentage of revenues, occupancy costs increased to 6.6% in 2010, from 6.3% in 2009. The increase in occupancy costs in total, and as a percentage of revenues, was primarily due to the recognition of deferred lease incentives of $1.2 million in 2009 associated with the assignment of a lease related to the sale of a restaurant.

General and Administrative.  General and administrative costs increased $20.3 million, or 117.2%, to $37.5 million in fiscal 2010, from $17.3 million in fiscal 2009. As a percentage of revenues, general and administrative expenses increased to 10.9% in 2010, from 5.5% in 2009. The increase in total dollars and percent of revenue is primarily related to a one-time non-cash stock compensation charge of $17.9 million related to the modification and acceleration of existing options to purchase our common shares that became fully vested and exercisable upon consummation of our initial public offering and a non-recurring charge of $1.0 million in management fees incurred in connection with the termination of our management agreements with our private equity sponsors. Additionally, the Company accrued $0.5 million in additional bonus expense in 2010 as compared to 2009, incurred a $0.3 million non-cash stock compensation charge related to the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan in 2010 and recorded a benefit of $0.3 million related to a gain on sale of a restaurant during 2009.

Restaurant Pre-opening Costs.  Pre-opening costs decreased by $1.4 million, or 36.8%, to $2.4 million in 2010, from $3.8 million in 2009. As a percentage of revenues, pre-opening costs decreased to 0.7% in 2010, from 1.2%

in 2009. The decrease in pre-opening costs was due to the impact of opening five new restaurants in 2010 compared to seven new restaurants in 2009.

Depreciation and Amortization.  Depreciation and amortization costs increased $0.6 million, or 3.9%, to $16.7 million in fiscal 2010, from $16.1 million in fiscal 2009. As a percentage of revenues, depreciation and amortization expenses decreased to 4.9% in 2010 from 5.2% in 2009. This decrease as a percentage of revenues is related to the lower depreciation on fixed assets located in restaurants that were deemed to be impaired in 2009.

Impairment.  We review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the use of assets, changes in our overall business strategy and significant negative industry or economic trends. Based upon our analysis, we did not incur an impairment charge in 2010. We did incur a non-cash charge of $6.4 million in 2009 related to the impairment of three restaurants.

Loss on extinguishment of debt.  In October 2010, in connection with our initial public offering, we repaid all our then-outstanding indebtedness under our former senior credit facilities and entered into new senior credit facilities. In connection with this repayment of previously outstanding indebtedness, we wrote-off $1.3 million in unamortized loan origination fees.

Net Interest Expense.  Net interest expense decreased $1.0 million, or 14.0%, to $6.1 million in 2010, from $7.1 million in 2009. The decrease was due to the pay down of debt in conjunction with our initial public offering as well as lower average interest rates during fiscal 2010.

Income Taxes.  Income taxes increased $0.1 million to $0.2 million in 2010, from $0.1 million in 2009. The increase was due mainly to a modest increase in current taxable income at the state and local levels in 2010 as compared to 2009. No federal income tax expense was recorded as a full valuation allowance was provided to offset deferred tax assets, including those arising from net operating losses and other business credit carry forwards.

Year Ended December 27, 2009 Compared to Year Ended December 28, 2008

Revenues.  Revenues increased $10.9 million, or 3.6%, to $311.7 million in fiscal 2009, from $300.8 million in fiscal 2008. This increase was driven by $31.6 million in additional revenues related to an additional 494 operating weeks provided primarily by new restaurants opened in 2009 and 2008. This increase was partially offset by a $18.7 million, or 7.1%, decrease in sales from our comparable restaurants. Lower comparable restaurant sales were due to a 8.1% decline in guest counts that resulted in a $21.3 million decrease in revenues. This was partially offset by an increase in average check during fiscal 2009, which resulted in additional revenues of $2.6 million.

For our BRAVO! brand, restaurant revenues increased $1.4 million, or 1.0%, to $150.3 million in fiscal 2009 as compared to $148.9 million in fiscal 2008. Comparable revenues for the BRAVO! brand restaurants decreased 6.9%, or $9.1 million, in fiscal 2009. Revenues for BRAVO! brand restaurants not included in the comparable restaurant base increased $10.6 million to $27.3 million in fiscal 2009. At December 27, 2009, there were 37 BRAVO! restaurants included in the comparable restaurant base and eight BRAVO! restaurants not included in the comparable restaurant base.

For our BRIO brand, restaurant revenues increased $10.5 million, or 7.0%, to $161.5 million in fiscal 2009 as compared to $151.0 million in fiscal 2008. Comparable revenues for the BRIO brand restaurants decreased 7.4%, or $9.5 million, in fiscal 2009. Revenues for BRIO brand restaurants not included in the comparable restaurant base increased $20.0 million to $41.5 million in fiscal 2009. At December 27, 2009, there were 27 BRIO restaurants included in the comparable restaurant base and nine BRIO restaurants not included in the comparable restaurant base.

Cost of Sales.  Cost of sales decreased $2.0 million, or 2.4%, to $82.6 million in fiscal 2009, from $84.6 million in 2008. As a percentage of revenues, cost of sales declined to 26.5% in 2009, from 28.1% in 2008. Food costs decreased 1.5% as a percentage of revenues and a total of $2.0 million for 2009 as compared to 2008. Beverage costs remained flat as a percentage of revenues and dollars in 2009 as compared to 2008. The improvement in food costs, as a percentage of revenues, was a result of lower commodity costs, improvements in food cost from menu management and operating efficiencies.

Labor Costs.  Labor costs increased $4.0 million, or 3.9%, to $106.3 million in the year ended December 27, 2009, from $102.3 million in fiscal 2008. This increase was a result of an additional $11.1 million of labor costs incurred from new restaurants opened during 2008 and 2009. This impact was partially offset by reductions in our more established restaurants of $3.6 million due to improved hourly labor efficiency, $1.1 million relating to a reduction in average management headcount per restaurant and $2.1 million of lower employee benefits, including payroll taxes and worker’s compensation costs due to better than forecasted claim experience. As a percentage of revenues, labor costs increased slightly to 34.1% in 2009, from 34.0% in 2008. This increase of labor costs as a percentage of revenues was primarily due to decreased leverage from lower comparable restaurant sales.

Operating Costs.  Operating costs increased $1.2 million, or 2.6%, to $48.9 million in 2009, from $47.7 million in 2008. As a percent of revenues, operating costs decreased to 15.7% in 2009, compared to 15.9% in 2008. Lower restaurant supplies and utility costs as a percentage of revenues were the primary drivers of the decrease relative to revenues, partially offset by higher repair and maintenance expense and advertising costs as a percentage of revenues as well as the decrease in sales leverage from lower comparable restaurant sales.

Occupancy Costs.  Occupancy costs increased $0.9 million, or 4.8%, to $19.6 million in fiscal 2009, from $18.7 million in fiscal 2008. As a percentage of revenues, occupancy costs increased to 6.3% in 2009, from 6.2% in 2008. The increase in occupancy costs as a percentage of revenues was primarily due to the recognition of deferred lease incentives of $1.2 million associated with the assignment of a lease related to the sale of a restaurant, which was largely offset by the impact of decreased leverage from lower comparable restaurant sales.

General and Administrative.  As a percentage of revenues, general and administrative expenses increased to 5.5% in 2009, from 5.0% in 2008. This change was primarily attributable to an increase in management fees paid to our private equity sponsors.

Restaurant Pre-opening Costs.  Pre-opening costs decreased by $1.6 million, or 30.8%, to $3.8 million in 2009, from $5.4 million in 2008. The decrease in pre-opening costs was due to the impact of opening seven new restaurants in 2009 compared to thirteen new restaurants opened in 2008.

Depreciation and Amortization.  As a percentage of revenues, depreciation and amortization expenses increased to 5.2% in 2009 from 4.9% in 2008. This increase was partially offset by the $1.1 million decrease in depreciation and amortization expense associated with restaurants considered impaired in 2008.

Impairment.  We review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the use of assets, changes in our overall business strategy and significant negative industry or economic trends. Based upon our analysis, we incurred a non-cash impairment charge of $6.4 million in 2009 compared to $8.5 million in 2008. The $2.1 million decrease in impairment on property and equipment was related to the impairment of three restaurants in 2009 compared to five restaurants in 2008. This charge was expected to reduce depreciation and amortization expense for fiscal 2010 by $0.7 million.

Net Interest Expense.  Net interest expense decreased $2.8 million, or 28.0%, to $7.1 million in 2009, from $9.9 million in 2008. The decrease was due to lower average interest rates during fiscal 2009. We had a three-year interest rate swap agreement which expired during fiscal 2009. Changes in the market value of the interest rate swap are recorded as an adjustment to interest expense. Such adjustments reduced interest expense by $0.8 million in fiscal 2009.

Income Taxes.  Income taxes decreased $55.0 million to $0.1 million in 2009, from $55.1 million in 2008. In 2008, we provided a valuation allowance of $59.4 million against the total net deferred tax asset. Net deferred tax assets consists primarily of temporary differences and net operating loss and credit carry-forwards. The valuation allowance was established as management believed that it is more likely than not that these deferred tax assets would not be realized. The tax benefits relating to any reversal of the valuation allowance will be recognized as a reduction of income tax expense.

Liquidity

Our principal sources of cash have been net cash provided by operating activities and borrowings under our senior credit facilities. As of December 26, 2010, we had approximately $2.5 million in cash and cash equivalents and approximately $36.8 million of availability under our senior revolving credit facility (after giving effect to $3.2 million of outstanding letters of credit at December 26, 2010). Our need for capital resources is driven by our restaurant expansion plans, on-going maintenance of our restaurants and investment in our corporate and information technology infrastructures. Based on our current real estate development plans, we believe our combined expected cash flows from operations, available borrowings under our senior credit facilities and expected landlord lease incentives will be sufficient to finance our planned capital expenditures and other operating activities in fiscal 2011.

Consistent with many other restaurant and retail chain store operations, we use operating lease arrangements for the majority of our restaurant locations. We believe that these operating lease arrangements provide appropriate leverage of our capital structure in a financially efficient manner. Currently, operating lease obligations are not reflected as indebtedness on our consolidated balance sheet. The use of operating lease arrangements will impact our capacity to borrow money under our senior credit facilities. However, restaurant real estate operating leases are expressly excluded from the restrictions under our senior credit facilities related to the incurrence of funded indebtedness.

Our liquidity may be adversely affected by a number of factors, including a decrease in guest traffic or average check per guest due to changes in economic conditions, as described in this prospectus under “Risk Factors.”

The following table presents a summary of our cash flows for the years ended December 28, 2008, December 27, 2009 and December 26, 2010:

	Fiscal Year Ended
	December 28,	December 27,	December 26,
	2008	2009	2010
	(In thousands)

Cash flows provided by operating activities	$32,501	$33,782	$37,682
Cash flows used in investing activities	(43,088)	(24,957)	(18,691)
Cash flows provided by (used in) financing activities	10,529	(9,258)	(16,780)

Net (decrease) increase in cash and cash equivalents	(58)	(433)	2,211

Cash and cash equivalents at beginning of period	740	682	249

Cash and cash equivalents at end of period	$682	$249	$2,460

Operating Activities.  Net cash provided by operating activities was $37.7 million in 2010, compared to $33.8 million in 2009 and $32.5 million in 2008. Our business is almost exclusively a cash business. Almost all of our receipts come in the form of cash and credit cards and a large majority of our expenditures are paid within a 30 day period. The increase in net cash provided by operating activities in 2010 as compared to 2009 and in 2009 as compared to 2008 is primarily due to an increase in cash receipts in excess of cash expenditures from year to year. Cash receipts in 2010 and 2009 were $343.8 million and $310.1 million, respectively, while cash expenditures during 2010 and 2009 were $310.6 million and $280.9 million, respectively. Cash receipts in 2009 and 2008 were $310.1 million and $301.3 million, respectively, while cash expenditures during 2009 and 2008 were $280.9 million and $277.2 million, respectively. The increase in cash receipts over cash expenditures in 2009 as compared to 2008 is partially offset by lower tenant allowances received from landlords in 2009 as compared to 2008.

Investing Activities.  Net cash used in investing activities was $18.7 million in 2010, compared to $25.0 million in 2009 and $43.1 million in 2008. We used cash primarily to purchase property and equipment related to our restaurant expansion plans. The decrease in spending in 2010 is related to the timing of restaurant openings, as well as the number of restaurants that were opened during 2009 versus 2010. During 2010, we opened five restaurants and had two additional restaurants under construction at year end, as compared to 2009 when we opened seven restaurants and two others were under construction at year end and 2008 when we opened 13 restaurants.

Financing Activities.  Net cash used in financing activities was $16.8 million in 2010, compared to $9.3 million in 2009, while in 2008 net cash provided by financing activities was $10.5 million. Net cash used in financing activities in 2010 was primarily the result of the pay down of debt in 2010. In 2010, we paid down $77.1 million in debt, primarily in connection with the repayment in full of our then-outstanding loans under our former senior credit facilities and our then-outstanding 13.25% senior subordinated secured notes through the proceeds of our initial public offering of $62.1 million, net of fees. Net cash used in financing activities in 2009 was primarily the result of payments, net of borrowings, of $8.2 million under our former senior revolving credit facility. Net cash provided by financing activities in 2008 was primarily the result of borrowings, net of payments, of $11.6 million under our former senior revolving credit facility.

As of December 26, 2010, we had no financing transactions, arrangements or other relationships with any unconsolidated entities or related parties. Additionally, we had no financing arrangements involving synthetic leases or trading activities involving commodity contracts.

Capital Resources

Future Capital Requirements.  Our capital requirements are primarily dependent upon the pace of our real estate development program and resulting new restaurants. Our real estate development program is dependent upon many factors, including economic conditions, real estate markets, site locations and nature of lease agreements. Our capital expenditure outlays are also dependent on costs for maintenance and capacity additions in our existing restaurants as well as information technology and other general corporate capital expenditures.

We anticipate that each new BRAVO! restaurant will, on average, require a total cash investment of $1.5 million to $2.0 million (net of estimated lease incentives). We expect that each new BRIO restaurant will require an estimated cash investment of $2.0 million to $2.5 million (net of estimated lease incentives). We expect to spend approximately $0.4 million to $0.5 million per restaurant for cash pre-opening costs. The projected cash investment per restaurant is based on historical averages.

We currently estimate capital expenditures, net of lease incentives, for 2011 to be in the range of approximately $22.0 million to $24.0 million, primarily related to the planned opening of six to seven new restaurants in 2011, as well as normal maintenance related capital expenditures related to our existing restaurants. In conjunction with these 2011 restaurant openings, we anticipate spending approximately $4.0 million in pre-opening costs in 2011.

Current Resources.  Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Restaurant sales are primarily paid for in cash or by credit card, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverage and supplies, therefore reducing the need for incremental working capital to support growth. We had a net working capital deficit of $35.3 million at December 26, 2010, compared to a net working capital deficit of $36.2 million at December 27, 2009.

In connection with our 2006 recapitalization, we entered into our former $112.5 million senior credit facilities with a syndicate of lenders. The former senior credit facilities provided for (i) an $82.5 million term loan facility and (ii) a revolving credit facility under which we could borrow up to $30.0 million (including a sublimit cap of up to $7.0 million for letters of credit and up to $5.0 million for swing-line loans).

In addition to our former senior credit facilities, in connection with our 2006 recapitalization we previously issued $27.5 million of our 13.25% senior subordinated secured notes. Interest was payable monthly at an annual interest rate of 13.25%, with the principal originally due on December 29, 2012. The senior subordinated secured notes consisted of cash interest equal to 9.0% and paid-in-kind interest of 4.25%. Interest accrued during the term of the notes was capitalized into the principal balance.

On October 26, 2010, we completed the initial public offering of our common shares. We issued 5,000,000 shares in the offering, and existing shareholders sold an additional 6,500,000 previously outstanding shares, including 1,500,000 shares sold to cover over-allotments. We received net proceeds from the offering of approximately $62.1 million (after the payment of offering expenses) that were used, together with borrowings under our senior credit facilities (as described below), to repay all of our then-outstanding loans under our former senior credit facilities and to repay all of our then-outstanding 13.25% senior subordinated secured notes, in each case including any accrued and unpaid interest.

In connection with our initial public offering, we entered into a credit agreement with a syndicate of financial institutions with respect to our senior credit facilities. Our senior credit facilities provide for (i) a $45.0 million term loan facility, maturing in 2015, and (ii) a revolving credit facility under which we may borrow up to $40.0 million (including a sublimit cap of up to $10.0 million for letters of credit and up to $10.0 million for swing-line loans), maturing in 2015. Under the credit agreement, we are also entitled to incur additional incremental term loans and/or increases in the revolving credit facility of up to $20.0 million if no event of default exists and certain other requirements are satisfied. Our revolving credit facility is (i) jointly and severally guaranteed by each of our existing or subsequently acquired or formed subsidiaries, (ii) secured by a first priority lien on substantially all of our subsidiaries’ tangible and intangible personal property, (iii) secured by a first priority security interest on all owned real property and (iv) secured by a pledge of all of the capital stock of our subsidiaries. Our senior credit facilities also require us to meet financial tests, including a maximum consolidated total leverage ratio, a minimum consolidated fixed charge coverage ratio and a maximum consolidated capital expenditures limitation. At December 26, 2010, we were in compliance with our applicable financial covenants. Additionally, our senior credit facilities contain negative covenants limiting, among other things, additional indebtedness, transactions with affiliates, additional liens, sales of assets, dividends, investments and advances, prepayments of debt, mergers and acquisitions, and other matters customarily restricted in such agreements and customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the senior credit facilities to be in full force and effect, and a change of control of our business.

Borrowings under our senior credit facilities bear interest at our option of either (i) the Alternate Base Rate (as such term is defined in the credit agreement) plus the applicable margin of 1.75% to 2.25% or (ii) at a fixed rate for a period of one, two, three or six months equal to LIBOR plus the applicable margin of 2.75% to 3.25%. The applicable margins with respect to our senior credit facilities vary from time to time in accordance with agreed upon pricing grids based on our consolidated total leverage ratio. Swing-line loans under our senior credit facilities bear interest only at the Alternate Base Rate plus the applicable margin. Interest on loans based upon the Alternate Base Rate are payable on the last day of each calendar quarter in which such loan is outstanding. Interest on loans based on LIBOR are payable on the last day of the applicable LIBOR period and, in the case of any LIBOR period greater than three months in duration, interest shall be payable quarterly. In addition to paying any outstanding principal amount under our senior credit facilities, we are required to pay an unused facility fee to the lenders equal to 0.50% to 0.75% per annum on the aggregate amount of the unused revolving credit facility, excluding swing-line loans, commencing on October 26, 2010, payable quarterly in arrears. As of December 26, 2010, we had an outstanding principal balance of approximately $41.0 million on our term loan facility and no outstanding balance on our revolving credit facility.

Based on the Company’s forecasts, management believes that the Company will be able to maintain compliance with its applicable financial covenants in fiscal 2011. Management believes that the cash flow from operating activities as well as available borrowings under its revolving credit facility will be sufficient to meet the Company’s liquidity needs.

As of December 26, 2010, we had no mortgage notes outstanding. As of December 27, 2009, we had approximately $0.4 million of mortgage notes outstanding, which were secured by mortgages on individual real estate assets. The weighted average interest rate on the mortgage notes was 4.61% for the year ended December 27, 2009. The indebtedness underlying the mortgage notes was paid in full in May 2010.

In August 2006, we entered into a three-year interest swap agreement fixing the interest rate on $27.0 million principal amount of our former term loan. Under this swap agreement, we settled with our counterparty quarterly for the difference between 5.24% and the 90-day LIBOR then in effect. This swap agreement terminated in August 2009. We had no derivative instruments outstanding as of December 27, 2009 or December 26, 2010.

In the longer term, we will explore other options to raise capital, including but not limited to, renegotiating our senior credit facilities, public or private equity or other debt financing. We cannot assure you that such capital will be available on favorable terms, if at all.

As of October 2010, we had separate management agreements with our private equity sponsors, Bruckmann, Rosser, Sherrill & Co., Inc. and Castle Harlan, Inc. These management agreements were terminated upon the closing of our initial public offering in exchange for a payment of approximately $0.4 million for each sponsor.

Off-Balance Sheet Arrangements

As part of our on-going business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or variable interest entities (“VIEs”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 26, 2010, we are not involved in any VIE transactions and do not otherwise have any off-balance sheet arrangements.

Significant Accounting Policies

Pre-opening Costs.  Restaurant pre-opening costs consist primarily of wages and salaries, recruiting, meals, training, travel and lodging. Pre-opening costs include an accrual for straight-line rent recorded during the period between date of possession and the restaurant opening date for the Company’s leased restaurant locations. We expense all such costs as incurred. These costs will vary depending on the number of restaurants under development in a reporting period.

Property and Equipment.  Property and equipment are recorded at cost. Equipment consists primarily of restaurant equipment, furniture, fixtures and small wares. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including option periods, which are reasonably assured of renewal or the estimated useful life of the asset. The useful life of property and equipment involves judgment by management, which may produce materially different amounts of depreciation expense than if different assumptions were used. Property and equipment costs may fluctuate based on the number of new restaurants under development or opened, as well as any additional capital projects that are completed in a given period.

Leases.  We currently lease all but four of our restaurant locations. We evaluate each lease to determine its appropriate classification as an operating or capital lease for financial reporting purposes. All of our leases are classified as operating leases. We record the minimum lease payments for our operating leases on a straight-line basis over the lease term, including option periods which in the judgment of management are reasonably assured of renewal. The lease term commences on the date that the lessee obtains control of the property, which is normally when the property is ready for tenant improvements. Contingent rent expense is recognized as incurred and is usually based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of a defined amount. Our lease costs will change based on the lease terms of our lease renewals as well as leases that we enter into with respect to our new restaurants.

Leasehold improvements financed by the landlord through tenant improvement allowances are capitalized as leasehold improvements with the tenant improvement allowances recorded as deferred lease incentives. Deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term, including option periods which in the judgment of management are reasonably assured of renewal (same term that is used for related leasehold improvements) and are recorded as a reduction of occupancy expense. As part of the initial lease terms, we negotiate with our landlords to secure these tenant improvement allowances. There is no guarantee that we will receive tenant improvement allowances for any of our future locations, which would result in additional occupancy expenses.

Impairment of Long-Lived Assets.  We review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. The other factors and circumstances include changes in the economic environment, changes in the manner in which assets are used, unfavorable changes in legal factors or business climate, incurring excess costs in construction of the asset, overall restaurant operating performance and projections for future performance. These estimates result in a wide range of variability on a year to year basis due to the nature of the criteria. Negative restaurant-level cash flow over the previous 12-month period is considered a potential impairment indicator. In such situations, we evaluate future undiscounted cash flow projections in conjunction with qualitative factors and future operating plans. Our impairment assessment process requires the use of estimates and assumptions regarding future undiscounted cash flows and operating outcomes, which are based upon a significant degree of management’s judgment.

Based on this analysis, if we believe that the carrying amount of the assets are not recoverable, an impairment charge is recognized based upon the amount by which the assets carrying value exceeds fair value. In performing our impairment testing, we forecast our future undiscounted cash flows by looking at recent restaurant level performance, restaurant level operating plans, sales trends, and cost trends for cost of sales, labor and operating expenses. We believe that this combination of information gives us a fair benchmark to predict future undiscounted cash flows. We compare this cash flow forecast to the assets carrying value at the restaurant. If the predicted future undiscounted cash flow does not exceed the assets carrying value, we impair the assets related to that restaurant as indicated above.

We are currently monitoring the performance of two BRAVO! locations, which have a combined carrying value of approximately $5.6 million. We have forecasted increased future cash flow at these locations. The assumptions used in our forecast include our expectations regarding an improvement in the economy, operational changes, and a positive impact from proactive sales and cost initiatives recently implemented throughout the concept, as well as further actions taken at these specific locations. However, these sites are relatively new and it is difficult in the current economic environment to determine the revenue and profitability levels these restaurants will be able to achieve over time.

Continued economic weakness within our respective markets may adversely impact consumer discretionary spending and may result in lower restaurant sales. Unfavorable fluctuations in our commodity costs, supply costs and labor rates, which may or may not be within our control, may also impact our operating margins. Any of these factors could as a result affect the estimates used in our impairment analysis and require additional impairment tests and charges to earnings. We continue to assess the performance of our restaurants and monitor the need for future impairment. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Self-Insurance Reserves.  We maintain various policies, including workers’ compensation and general liability. As outlined in these policies, we are responsible for losses up to certain limits. We record a liability for the estimated exposure for aggregate losses below those limits. This liability is based on estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions, including actuarial assumptions, historical trends and economic conditions. If actual claims trends, including the severity or frequency of claims, differ from our estimates and historical trends, our financial results could be impacted.

Income Taxes.  Income tax provisions consist of federal and state taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods. Future taxable income, adjustments in temporary difference, available carry forward periods and changes in tax laws could affect these estimates.

We recognize a tax position in the financial statements when it is more likely than not that the position will be sustained upon examination by tax authorities that have full knowledge of all relevant information.

Stock-Based Compensation.  Subsequent to our recapitalization in 2006, we adopted the 2006 Plan. Our board of directors determined, pursuant to the exercise of its discretion in accordance with the 2006 Plan, that the public offering price of our initial public offering would be deemed to result in the achievement of certain performance thresholds applicable under the 2006 Plan, and, as a result, upon the consummation of our initial public offering (i) each outstanding option award was deemed to have vested in a percentage equal to the greater of 80.0% or the percentage of the option award already vested as of that date and (ii) each outstanding option award was deemed 80.0% exercisable. The remaining unvested and/or unexercisable portion of each outstanding option award was forfeited in accordance with the terms of the 2006 Plan. Due to this modification, all of the options were revalued at the date of the modification, October 6, 2010, and therefore we recorded a one-time non-cash charge of $17.9 million in stock compensation expense.

On October 6, 2010, our board of directors approved and, on October 18, 2010, our shareholders approved the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan, or the Stock Incentive Plan. The Stock Incentive Plan became effective upon the completion of our initial public offering. In connection with the adoption of the Stock Incentive Plan, the board of directors terminated the 2006 Plan effective as of October 21, 2010, and no further awards will be granted under the 2006 Plan. However, the termination of the 2006 Plan will not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan. Pursuant to the Stock Incentive Plan, we granted 451,800 restricted stock awards on October 26, 2010 which will vest, subject to certain exceptions, over a four year period. We will record compensation expense related to these shares over that period.

Commitments and Contingencies

The following table summarizes contractual obligations at December 26, 2010 on an actual basis.

	Payments Due by Year
Contractual Obligations	Total	2011	2012-2013	2014-2015	After 2015
	(In thousands)

Term Loan Facility(1)	$41,000	$2,050	$6,150	$32,800	—
Interest	5,554	1,527	2,996	1,031	—
Operating leases	260,897	19,291	39,459	40,788	161,359
Construction purchase obligations	1,742	1,742	—	—	—

Total contractual cash obligations	$309,193	$24,610	$48,605	$74,619	$161,359

(1)	Our senior credit facilities, consisting of a $45.0 million term loan facility and a $40.0 million revolving credit facility, will be paid off over a five year period with the outstanding balance due in 2015.

Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant guests. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our restaurant operations.

Many of our restaurant staff members are paid hourly rates related to the federal minimum wage. In fiscal 2007, Congress enacted an increase in the federal minimum wage implemented in two phases, beginning in fiscal 2007 and concluding in fiscal 2008. In addition, numerous state and local governments increased the minimum wage within their jurisdictions, with further state minimum wage increases going into effect in fiscal 2009. Certain operating costs, such as taxes, insurance and other outside services continue to increase with the general level of inflation or higher and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that all future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns. Substantially all of the leases for our restaurants provide for contingent rent obligations based on a percentage of revenues. As a result, rent expense will absorb a proportionate share of any menu price increases in our restaurants. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Segment Reporting

We operate upscale affordable dining restaurants under two brands that have similar economic characteristics, nature of products and services, class of customer and distribution methods. Therefore, we report our results of operations as one reporting segment in accordance with applicable accounting guidance.

Recently Adopted Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board (“FASB”) issued a standard which clarifies the definition of fair value, describes methods used to appropriately measure fair value and expands fair value disclosure requirements but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, this standard is effective for fiscal years beginning after November 15, 2007, which required that we adopt these provisions in fiscal 2009. For non-financial assets and liabilities, this standard is effective for fiscal years beginning after November 15, 2008, which required that we adopt these provisions in the first quarter of fiscal 2010. We adopted this guidance and it had no material effect on our consolidated financial statements.

In January 2009, the FASB issued a standard that requires new disclosures regarding recurring or non-recurring fair value measurements. Entities will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and describe the reasons for the transfers. Entities will also be required to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques used in determining fair value for Level 2 or Level 3 measurements. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the gross basis reconciliations for the Level 3 measurements, which are effective for fiscal years beginning after December 15, 2010. We adopted this guidance and it had no material effect on our consolidated financial statements.

In June 2009, the FASB issued a standard to amend certain requirements of accounting for consolidation of variable interest entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. These amendments require an enterprise to perform an analysis to determine whether the enterprise’s variable interest(s) give it a controlling financial interest in a variable interest entity. This guidance was effective for the annual reporting period beginning after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We adopted this guidance and it had no material effect on our consolidated financial statements.

The FASB also updated its standard for Subsequent Events, to establish general standards of accounting for and disclosing of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim and annual financial periods ending after June 15, 2009. Adoption of this guidance did not have a material effect on our consolidated financial statements. Our management has performed an evaluation of subsequent events through the original date of issuance.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with our long term indebtedness. Our principal interest rate exposure relates to the loans outstanding under our senior credit facilities, which are payable at variable rates. We currently have approximately $41.0 million of borrowings under our term loan facility. Each eighth point change in interest rates on the variable rate portion of indebtedness under our senior credit facilities would result in a $0.1 million annual change in our interest expense.

Commodity Price Risk

We are exposed to market price fluctuation in beef, seafood, produce and other food product prices. Given the historical volatility of beef, seafood, produce and other food product prices, these fluctuations can materially impact our food and beverage costs. While we have taken steps to qualify multiple suppliers and enter into agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control. We are currently unable to contract for some of our commodities such as fresh seafood and certain produce for periods longer than one week. Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. Dairy costs can also fluctuate due to government regulation. Because we typically set our menu prices in advance of our food product prices, we cannot immediately take into account changing costs of food items. To the extent that we are unable to pass the increased costs on to our guests through price increases, our results of operations would be adversely affected. We do not use financial instruments to hedge our risk to market price fluctuations in beef, seafood, produce and other food product prices at this time.

Business

Our Business

We are a leading owner and operator of two distinct Italian restaurant brands, BRAVO! Cucina Italiana (“BRAVO!”) and BRIO Tuscan Grille (“BRIO”). We have positioned our brands as multifaceted culinary destinations that deliver the ambiance, design elements and food quality reminiscent of fine dining restaurants at a value typically offered by casual dining establishments, a combination known as the upscale affordable dining segment. Each of our brands provides its guests with a fine dining experience and value by serving affordable cuisine prepared using fresh flavorful ingredients and authentic Italian cooking methods, combined with attentive service in an attractive, lively atmosphere. We strive to be the best Italian restaurant company in America and are focused on providing our guests an excellent dining experience through consistency of execution. We believe that both of our brands appeal to a broad base of consumers, especially to women whom we believe accounted for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively, during 2010.

While our brands share certain corporate support functions to maximize efficiencies across our company, each brand maintains its own identity, therefore allowing both brands to be located in common markets. We have demonstrated our growth and the viability of our brands in a wide variety of markets across the U.S., growing from 49 restaurants in 19 states at the start of 2006 to 86 restaurants in 29 states as of December 26, 2010.

BRAVO! Cucina Italiana

BRAVO! Cucina Italiana is a full-service, upscale affordable Italian restaurant offering a broad menu of freshly-prepared classic Italian food served in a lively, high-energy environment with attentive service. The subtitle “Cucina Italiana,” meaning “Italian Kitchen,” is appropriate since all cooking is done in full view of our guests, creating the energy of live theater. As of December 26, 2010, we owned and operated 47 BRAVO! restaurants in 20 states.

BRAVO! offers a wide variety of pasta dishes, steaks, chicken, seafood and pizzas, emphasizing fresh, made-to-order cuisine and authentic recipes that deliver an excellent value to guests. BRAVO! also offers creative seasonal specials, an extensive wine list, carry-out and catering. We believe that our menu offerings and generous portions of flavorful food, combined with our ambiance and friendly, attentive service, offer our guests an attractive price-value proposition. The average check for BRAVO! during fiscal 2010 was $19.37 per guest.

The breadth of menu offerings at BRAVO! helps generate significant guest traffic at both lunch and dinner. Lunch entrées range in price from $8 to $18, while appetizers, pizzas, flatbreads and entrée salads range from $6 to $14. During fiscal 2010, the average lunch check for BRAVO! was $14.91 per guest. Dinner entrées range in price from $11 to $29 and include a broad selection of fresh pastas, steaks, chicken and seafood. Dinner appetizers, pizzas, flatbreads and entrée salads range from $6 to $15. During fiscal 2010, the average dinner check for BRAVO! was $22.10 per guest. At BRAVO!, lunch and dinner represented 29.3% and 70.7% of revenues, respectively, in 2010. Our average annual revenues per comparable BRAVO! restaurant were $3.4 million in fiscal 2010.

BRAVO!’s architectural design incorporates interior features such as arched colonnades, broken columns, hand-crafted Italian reliefs, Arabescato marble and sizable wrought-iron chandeliers. We locate our BRAVO! restaurants in high-activity areas such as retail and lifestyle centers that are situated near commercial office space and high-density residential housing.

BRIO Tuscan Grille

BRIO Tuscan Grille is an upscale affordable Italian chophouse restaurant serving freshly-prepared, authentic northern Italian food in a Tuscan Villa atmosphere. BRIO means “lively” or “full of life” in Italian and draws its inspiration from the cherished Tuscan philosophy of “to eat well is to live well.” As of December 26, 2010, we owned and operated 39 BRIO restaurants in 18 states.

The cuisine at BRIO is prepared using fresh ingredients and a high standard for quality execution with an emphasis on steaks, chops, fresh seafood and made-to-order pastas. BRIO also offers creative seasonal specials, an extensive wine list, carry-out and banquet facilities at select locations. We believe that our passion for excellence in service and culinary expertise, along with our generous portions, contemporary dining elements and ambiance, offer our guests an attractive price-value proposition. The average check for BRIO during fiscal 2010 was $25.24 per guest.

BRIO offers lunch entrées that range in price from $9 to $17 and appetizers, sandwiches, flatbreads and entrée salads ranging from $8 to $15. During fiscal 2010, the average lunch check for BRIO was $17.88 per guest. Dinner entrées range in price from $14 to $30, while appetizers, sandwiches, flatbreads, bruschettas and entrée salads range from $8 to $15. During fiscal 2010, the average dinner check for BRIO was $30.72 per guest. At BRIO, lunch and dinner represented 30.3% and 69.7% of revenues, respectively, in 2010. Our average annual revenues per comparable BRIO restaurant were $5.0 million in fiscal 2010.

The design and architectural elements of BRIO restaurants are important to the guest experience. The goal is to bring the pleasures of the Tuscan country villa to our restaurant guests. The warm, inviting ambiance of BRIO incorporates interior features such as antique hardwood Cypress flooring, arched colonnades, hand-crafted Italian mosaics, hand-crafted walls covered in an antique Venetian plaster, Arabescato marble and sizable wrought-iron chandeliers. BRIO is typically located in high-traffic, high-visibility locations in affluent suburban and urban markets.

We also operate one full-service upscale affordable American-French bistro restaurant in Columbus, Ohio under the brand “Bon Vie.” Our Bon Vie restaurant is included in the BRIO operating and financial data set forth in this prospectus.

Our Business Strengths

Our mission statement is to be the best Italian restaurant company in America by delivering the highest quality food and service to each guest...at each meal...each and every day. The following strengths help us achieve these objectives:

Two Differentiated yet Complementary Brands.  We have developed two premier upscale affordable Italian restaurant brands that are highly complementary and can be located in common markets. Our brands are designed to have broad guest appeal at two different price points. Both BRAVO! and BRIO have their own Corporate Executive Chef who develops recipes and menu items with differentiated flavor profiles and price points. Entry level pricing for both lunch and dinner entrees at BRAVO! is approximately $2 below BRIO, providing more alternatives for guests at a lower price point. The guests of BRIO, which offers a greater selection of protein dishes, tend to purchase more steaks, chops, chicken and seafood items while guests of BRAVO! select a higher mix of pasta dishes. In addition, sales of alcoholic beverages at BRAVO! represent approximately 16.7% of restaurant sales compared to approximately 22.4% of restaurant sales at BRIO, primarily due to BRIO’s slightly more extensive wine list and more favorable bar business.

Each brand features unique design elements and atmospheres that attract a diverse guest base as well as common guests who visit both BRAVO! and BRIO for different dining experiences. The differentiated qualities of our brands allow us to operate in significantly more locations than would be possible with one brand, including high-density residential areas, shopping malls, lifestyle centers and other high-traffic locations. Based on demographics, co-tenants and net investment requirements, we can choose between our two brands to determine which is optimal for a location and thereby generate highly attractive returns on our investment. We focus on choosing the right brand for a specific site based on population density and demographics. Management targets markets with $65,000 minimum annual household income and a population density of 125,000 residents within a particular trade area for BRAVO! and $70,000 minimum annual household income and a population density of 150,000 residents within a particular trade area for BRIO. We have a business model that maintains quality and consistency on a national basis while also having the flexibility to cater to the specific characteristics of a particular market. We have a proven track record of successfully opening new restaurants in a number of diverse real estate locations, including both freestanding and in-line with other national retailers. In addition, we believe the flexibility of our restaurant design is a competitive advantage that allows us to open new restaurants in attractive markets without being limited to a standard prototype.

Our brands maintain several common qualities, including certain design elements such as chandeliers and marble and granite counter tops, that help reduce building and construction costs and create consistency for our guests.

We share best practices in service, preparation and food quality across both brands. In addition, we share services such as real estate development, purchasing, human resources, marketing and advertising, information technology, finance and accounting, allowing us to maximize efficiencies across our company as we continue our growth.

Broad Appeal with Attractive Guest Base.  We provide an upscale, yet inviting, atmosphere attracting guests from a variety of age groups and economic backgrounds. We provide our guests an upscale affordable dining experience at both lunch and dinner, which attracts guests from both the casual dining and fine dining segments. We locate our restaurants in high-traffic suburban and urban locations to attract primarily local patrons with limited reliance on business travelers. Our blend of location, menu offerings and ambiance is designed to appeal to women, a key decision-maker when deciding where to dine and shop. We believe that women accounted for approximately 62% and 65% of our guest traffic at BRAVO! and BRIO, respectively, during 2010. This positioning helps make our restaurants attractive for developers and landlords. We have also cultivated a loyal guest base, with a majority of our guests dining with us at least once a month.

Superior Dining Experience and Value.  The strength of our value proposition lies in our ability to provide freshly-prepared Italian cuisine in a lively restaurant atmosphere with highly attentive guest service at an attractive price point. We believe that the dining experiences we offer, coupled with an attractive price-value relationship, helps us create long-term, loyal and highly satisfied guests.

•	The Food. We offer made-to-order menu items prepared using traditional Italian culinary techniques with an emphasis on fresh ingredients and authentic recipes. Our food menu is complemented by a wine list that offers both familiar varieties as well as wines exclusive to our restaurants. An attention to detail, culinary expertise and focused execution reflects our chef-driven culture. Each brand’s menu has its own distinctive flavor profile, with BRAVO! favoring the more classic Italian cuisine that includes a variety of pasta dishes and pizzas and BRIO favoring a broader selection of premium steaks, chops, seafood, flatbreads, bruschettas and pastas. All of our new menu items are developed by our Corporate Executive Chefs through a six month ideation process designed to meet our high standards of quality and exceed our guests’ expectations.

•	The Service. We are committed to delivering superior service to each guest, at each meal, each and every day. We place significant emphasis on maintaining high wait staff-to-table ratios, thoroughly training all service personnel on the details of each menu item and staffing each restaurant with experienced management teams to ensure consistent and attentive guest service. An attention to detail, culinary expertise and focused execution underscores our chef-driven culture. Only trained, experienced chefs and culinary staff are hired and allowed to operate in the kitchen. Best-in-class service standards are designed to ensure satisfied guests and attract both new and repeat guest traffic.

•	The Experience. Lively, high-energy environments blending dramatic design elements with a warm and inviting atmosphere create a memorable guest experience. Signature architectural and décor elements include the lively theatre of exhibition kitchens, high ceilings, white tablecloths, a centerpiece bar and relaxing patio areas. In addition, the majority of our restaurants include attractive outdoor patios with full bar and dining areas at the front of our restaurants that create an exciting and inviting atmosphere for our guests. These elements, along with our superior service and value, help form a bond between our guests and our restaurants, encouraging guest loyalty and more frequent visits.

Nationally Recognized Restaurant Anchor.  We believe that our differentiated brands, the attractive demographics of our guests and the high number of weekly guest visits to our restaurants have positioned us as a preferred tenant and the multi-location Italian restaurant company of choice for national and regional real estate developers. Landlords and developers seek out our concepts to be restaurant anchors for their developments as they are highly complementary to national retailers, having attracted on average between 3,000-5,000 guests per restaurant each week in fiscal 2010. As a result of the importance of our brands to the retail centers in which we are located, we are often able to negotiate the prime location within a center and favorable real estate terms, which helps to drive strong returns on capital for our shareholders.

Compelling Unit Economics.  We have successfully opened and operated both of our brands in multiple geographic regions and achieved attractive average annual revenues per comparable restaurant of $3.4 million and $5.0 million at our BRAVO! and BRIO restaurants, respectively, in fiscal 2010. Our ability to grow rapidly and efficiently in all market conditions is evidenced through our strong track record of new restaurant openings. Under our current investment model, BRAVO! restaurant openings require a net cash investment of approximately $1.8 million and BRIO restaurant openings require a net cash investment of approximately $2.2 million. We target a cash-on-cash return beginning in the third operating year for both of our restaurants of between 30% and 40%.

Management Team with Proven Track Record.  We have assembled a tested and proven management team with significant experience operating public companies. Our management team is led by our CEO and President, Saed Mohseni, former CEO of McCormick & Schmick’s Seafood Restaurants, Inc., who joined the company in February 2007. Since Mr. Mohseni’s arrival, we have continued to open new restaurants despite the economic recession. These new restaurant openings have been a key driver of our growth in revenue and Adjusted EBITDA which have increased 42.1% and 135.6%, respectively, between the years ended 2006 and 2010. In addition to new restaurant growth, we have also implemented a number of revenue and margin enhancing initiatives such as our wine by the glass offerings, wine flights, dessert trays and a new bar menu. These programs were strategically implemented to improve our guest experience and maintain our brand image, as opposed to discounting programs designed to increase traffic and revenue at the expense of operating margins. In addition, we have improved our labor efficiencies and food cost management, which helped to drive our margin increases and improved our restaurant-level profitability. These changes resulted in an increase in our restaurant-level operating margin from 16.0% in 2006 to 18.4% in 2010, a 240 basis point improvement. Restaurant-level operating margin represents our revenues less total restaurant operating costs, as a percentage of our revenues.

Our Growth Strategies

Our growth model is comprised of the following three primary drivers:

Pursue Disciplined Restaurant Growth.  We believe that there are significant opportunities to grow our brands on a nationwide basis in both existing and new markets where we believe we can generate attractive unit level economics. We are pursuing a disciplined growth strategy for both of our brands. We believe that each brand is at an early stage of its expansion.

We have built a scalable infrastructure and have successfully grown our restaurant base through a challenging market environment. Despite difficult economic conditions, we opened seven new restaurants in 2009 and five new restaurants in 2010. We plan to open six to seven new restaurants in 2011 and aim to open between 45 and 50 new restaurants over the next five years.

Grow Existing Restaurant Sales.  We will continue to pursue targeted local marketing efforts and evaluate operational initiatives designed to increase unit volumes without relying on margin-eroding discounting programs.

Initiatives at BRAVO! include increasing online ordering, which generates a higher average per person check compared to our current carry-out business, expanding local restaurant marketing and promoting our patio business. Other initiatives include promoting our bar program through martini night, happy hour and bar bite programs and expanding our feature cards to include appetizers and desserts.

At BRIO, we are promoting our bar programs, have implemented wine flights and dessert trays, introduced a new bar menu and expanded the selection of wines by the glass. In addition, we believe there is an opportunity to expand our banquet and special events catering business. Our banquet and special events catering business typically generates a higher average per person check than our dining rooms and, as a result of reduced labor costs relative to revenue, allows us to achieve higher margins on those revenues.

We believe our existing restaurants will benefit from increasing brand awareness as we continue to enter new markets. In addition, we may selectively remodel existing units to include additional seating capacity to increase revenue.

Maintain Margins Throughout Our Growth.  We will continue to aggressively protect our margins using economies of scale, including marketing and purchasing synergies between our brands and leveraging our corporate infrastructure as we continue to open new restaurants. Additional margin enhancement opportunities include increasing labor efficiency through the use of scheduling tools, menu engineering and other operating cost reduction programs.

Real Estate

As of December 26, 2010, we leased 82 and owned four restaurant sites, of which 76 are located adjacent to or in lifestyle centers and/or shopping malls and ten are free-standing units strategically positioned in high-traffic areas. In addition, at February 16, 2011, we were contractually committed to lease six restaurants that had not yet opened. On average, our restaurants range in size from 6,000 to 9,000 square feet. Between the beginning of 2006 and the end of 2010, we opened 41 new locations and converted, relocated or closed 4 locations. We consider our ability to locate and secure attractive real estate locations for new restaurants a key differentiator and long-term success factor. The majority of our leases provide for minimum annual rentals and contain percentage-of-sales rent provisions against which the minimum rent is applied. A significant percentage of our leases also provide for periodic escalation of minimum annual rent based upon increases in the Consumer Price Index. Typically, our leases are ten or 15 years in length with two, five-year extension options.

Site Selection Process

Part of our growth strategy is to develop a nationwide system of restaurants. We have developed a disciplined site acquisition and qualification process incorporating management’s experience as well as extensive data collection, analysis and interpretation. We are actively developing BRAVO! and BRIO restaurants in both new and existing markets, and we will continue to expand in major metropolitan areas throughout the U.S. Management closely analyzes traffic patterns, demographic characteristics, population density, level of affluence and consumer attitudes or preferences. In addition, management carefully evaluates the current or expected co-retail and restaurant tenants in order to accurately assess the attractiveness of the identified area.

BRAVO! and BRIO are highly sought after by the owners and developers of upscale shopping centers and mixed use projects. We are therefore typically made aware of new developments and opportunities very early on in their selection process. In addition to our real estate personnel and broker network actively seeking locations, we do site screening on projects that are brought to our attention in the planning phases.

Design

BRAVO! and BRIO restaurants integrate critical design elements of each brand while making each restaurant unique. Consideration is taken with each design to incorporate the center’s architecture and other regional design elements while still maintaining certain critical features that help identify our brands. Our interiors, while timeless and inviting, incorporate current trends that give our restaurants a sophisticated yet classic feel. This flexibility of design allows us to build one and two story restaurants and to place restaurants in a variety of locales, including ground up locations, in-line locations and conversions of office, retail and restaurant space.

The flexibility of our concepts has enabled us to open restaurants in a wide variety of locations, including high-density residential areas, shopping malls, lifestyle centers and other high-traffic locations. On average, it takes us approximately 12 to 18 months from identification of the specific site to opening the doors for business. In order to maintain consistency of food, guest service and atmosphere at our restaurants, we have set processes and timelines to follow for all restaurant openings to ensure they stay on schedule.

The identification of new sites along with their development and construction are the responsibilities of the Company’s Real Estate Development Group. Several project managers are responsible for building the restaurants, and several staff members deal with purchasing, project management, budgeting, scheduling and other administrative functions. Senior management reviews the comprehensive studies provided by the Real Estate Development Group to determine which regions to pursue prior to any new restaurant development.

New Restaurant Development

We successfully opened 41 new locations and converted, relocated or closed 4 locations from the beginning of 2006 through the end of 2010. Management believes it is well-positioned to continue its trend of disciplined unit expansion through its new restaurant pipeline. We maintain a commitment to strengthening our core markets while also pursuing attractive locations in a wide variety of new markets. We aim to open between 45 and 50 new restaurants over the next five years. New restaurants will typically range in size from 7,000 to 9,000 square feet and are expected to generate a first year average unit volume of approximately $3.5 million and $4.8 million for BRAVO! and BRIO, respectively.

Restaurant Operations

We currently have 14 district partners that report directly to our Chief Operating Officer, who in turn reports to our Chief Executive Officer. Each restaurant district partner typically supervises the operations of six to eight restaurants in their respective geographic areas, and is in frequent contact with each location. The staffing at our restaurants typically consists of a general manager, two to three assistant managers, an executive chef and one to three sous chefs. In addition, our restaurants typically employ 60 to 150 hourly employees. Our operational philosophy is as follows:

•	Offer Italian Food and Wines. We seek to differentiate ourselves from other multi-location restaurants by offering affordable cuisine prepared using fresh ingredients and authentic Italian cooking methods. To ensure that the menu is consistently prepared to our high standards, we have developed a comprehensive ten week management training program. As part of their skill preparation, all of our executive chefs perform a cooking demonstration. This enables our Corporate Executive Chefs to evaluate a candidate’s skill set. All executive chefs are required to complete ten weeks of kitchen training, including mastering all stations, ordering, receiving and inventory control. Due to our high average unit volumes, the executive chefs are trained throughout the ten weeks to ensure that their food is consistently prepared on a timely basis. In addition, all executive chefs are trained on product and labor management programs to achieve maximum efficiencies. Both of these tools reinforce our commitment to training our employees to run their business from a profit and loss perspective, as well as the culinary side.

•	Deliver Superior Guest Service. Significant time and resources are spent in the development and implementation of our training programs, resulting in a comprehensive service system for both hourly service people and management. We offer guests prompt, friendly and efficient service, keeping wait staff-to-table ratios high, and staffing each restaurant with experienced “on the floor” management teams to ensure consistent and attentive guest service. We employ food runners to ensure prompt delivery of fresh dishes at the appropriate temperature, thus allowing the wait staff to focus on overall guest satisfaction. All service personnel are thoroughly trained in the specific flavors of each dish. Using a thorough understanding of our menu, the servers assist guests in selecting menu items complementing individual preferences.

•	Leverage Our Partnership Management Philosophy. A key element to our current expansion and success has been the development of our partnership management philosophy, which is based on the premise that active and ongoing economic participation (via a bonus plan) by each restaurant’s general manager, executive chef, assistant managers and sous chefs is essential to long-term success. The purpose of this structure is to attract and retain an experienced management team, incentivize the team to execute our strategy and objectives and provide stability to the operating management team. This program is offered to all restaurant management. This provides our management team with the financial incentive to develop people, build lifelong guests and operate their restaurants in accordance with our standards.

Sourcing and Supply

To ensure the highest quality menu ingredients, raw materials and other supplies, we continually research and evaluate products. We contract with Distribution Market Advantage, or DMA, a cooperative of multiple food distributors located throughout the nation, and US Foodservice for the broadline distribution of most of our food products. DMA is a company with whom we negotiate and gain access to third party food distributors and suppliers. In fiscal 2010, distributors through our DMA arrangement supplied us with approximately 60% of our food supplies. We utilize two primary distributors, GFS and Ben E. Keith, for our food distribution under the DMA arrangement. In fiscal 2010, GFS and Ben E. Keith distributed approximately 88% and 12%, respectively, of the food supplies distributed through our DMA arrangement. In fiscal 2010, US Foodservice supplied us with approximately 4% of our food supplies. We negotiate pricing and volume terms directly with certain of our suppliers and distributors or through DMA and US Foodservice. Currently, we have pricing understandings of varying lengths with several of our distributors and suppliers, including our distributors and suppliers of poultry, certain seafood products, dairy products, soups and sauces, bakery items and certain meat products. Our restaurants place orders directly with GFS, Ben E. Keith or US Foodservice and maintain regular distribution schedules.

In addition to our broadline distribution arrangements, we utilize direct distribution for several products, including a majority of our meat deliveries, produce and non-alcoholic beverages. Our purchasing contracts are generally negotiated annually and cover substantially all of our requirements for a specific product. Our contracts typically provide either for fixed or variable pricing based on an agreed upon cost-plus formula and require that our suppliers deliver directly to our distributors. We are currently under a fixed-price contract through March 2012 with our direct meat distributor that covers a large portion of our meat requirements and a mixed fixed-price and market-based contract with our poultry supplier that covers substantially all of our poultry requirements through December 2011. Produce is supplied to our restaurants by a cooperative of local suppliers. We are currently under a mixed fixed-price and market-based contract with our national produce management companies that continues through October 2011. We are currently under contract with our principal non-alcoholic beverage provider through the later of 2013 or when certain minimum purchasing thresholds are satisfied. Our ability to arrange national distribution of alcoholic beverages is restricted by state law; however, where possible, we negotiate directly with spirit companies and/or national distributors. We also contract with a third party provider to supply, maintain and remove our cooking shortening and oil systems.

We have a procurement strategy for all of our product categories that includes contingency plans for key products, ingredients and supplies. These plans include selecting suppliers that maintain alternate production facilities capable of satisfying our requirements, or in certain instances, the approval of secondary suppliers or alternative products. We believe our procurement strategy will allow us to obtain sufficient product quantities from other sources at competitive prices.

Food Safety

Providing a safe and clean dining experience for our guests is essential to our mission statement. We have taken steps to mitigate food quality and safety risks, including designing and implementing a training program for our chefs, hourly service people and managers focusing on food safety and quality assurance. In addition, we include food safety standards and procedures in every recipe for our cooks. We also consider food safety and quality assurance when selecting our distributors and suppliers. Our suppliers are inspected by federal, state and local regulators or other reputable, qualified inspection services, which helps ensure their compliance with all federal food safety and quality guidelines.

Marketing and Advertising

Our restaurants have generated broad appeal due to their flavorful food, friendly, attentive service and ambiance. The target audience for BRAVO! and BRIO is college-educated professionals, ages 35-65, and their families that dine out frequently for social or special occasions. Our marketing strategy is designed to promote and build brand awareness while retaining local neighborhood relationships by focusing on driving comparable restaurant sales growth by increasing frequency of visits by our current guests as well as attracting new guests. Our marketing strategy also focuses on generating brand awareness at new store openings.

Local Restaurant Marketing

A significant portion of our marketing budget is spent on point-of-sale materials to communicate and promote key brand initiatives to our guests while they are dining in our restaurants. We believe that our initiatives, such as seasonal menu changes, holiday promotions, bar promotions, private party and banquet offerings, contribute to repeat guest visits for multiple occasions and drive brand awareness and loyalty.

A key aspect of our local store marketing strategy is developing community relationships with local schools, churches, hotels, chambers of commerce and residents. We place advertisements with junior high and high school athletic programs, school newspapers and special event programs as well as weekly bulletins for churches. We believe courting and catering to local hotel concierges or hosting annual receptions drives traveler recommendations for BRAVO! and BRIO. Participating in off-site food and charity fairs and events allows us to make contact with local families. Hosting chamber of commerce meetings and mixers, advertising in newsletters and sending out e-blasts have also been successful in reaching the business community. Our restaurant managers are closely involved in developing and implementing the majority of the local store marketing programs.

Advertising

We spend a limited amount of our marketing budget on various advertising outlets, including print, radio, direct mail and outdoor, to build brand awareness. These advertisements are designed to emphasize the quality and consistency of BRAVO! and BRIO’s food and service and the superior guest experience we offer in a warm and inviting atmosphere. Direct mail is primarily used for new store openings but has also been employed to promote special holiday offers and events.

New Restaurant Openings

We use the openings of new restaurants as opportunities to reach out to various media outlets as well as the local community. Local public relations firms are retained to assist BRAVO! and BRIO with obtaining appearances on radio and television cooking shows, establishing relationships with local charities and gaining coverage in local newspapers and magazines. We employ a variety of marketing techniques to promote new openings along with press releases, direct mail, e-marketing and other local restaurant marketing activities, which include concierge parties, training lunches and dinners with local residents, media, community leaders and businesses. In addition, we typically partner with a local charity and host an event in connection with our grand openings.

E-Marketing & Social Media

We have increased our use of e-marketing tools, which enables us to reach a significant number of people in a timely and targeted fashion at a fraction of the cost of traditional media. We believe that BRAVO! and BRIO guests are frequent Internet users and will explore e-applications to make dining decisions or to share dining experiences. We have set up Facebook and Twitter pages and developed mobile applications for BRAVO! and BRIO, along with advertising on weather.com, citysearch.com, yelp.com and urbanspoon.com. We anticipate allocating an increasing amount of marketing budget toward this rapidly growing area.

Training and Employee Programs

We conduct comprehensive training programs for our management, hourly employees and corporate personnel. Our training department provides a series of formulated training modules that are used throughout our company, including leadership training, team building, food safety certification, alcohol safety programs, guest service philosophy training, sexual harassment training and others. All training materials are kept up-to-date and stored on our corporate “PASTAnet” internal web site for individual restaurants to access as needed. E-learning is utilized for several management training modules as trainees progress through our ten week management training program. Once management training is completed in the respective restaurants, all management trainees are brought to our corporate offices for three days of classroom certification and testing.

Team member selection has been developed to include pre-employment assessment at all levels, from hourly through multi-restaurant management candidates. These selection reports help to bring objectivity to the selection process. Customized standards have been created for the company that utilize our strongest performers as the behavioral model for future new hires.

Our training process in connection with opening new restaurants has been refined over the course of our experience. Regional trainers oversee and conduct both service and kitchen training and are on site through the first two weeks of opening. The regional trainers lend support and introduce our standards and culture to the new team. We believe that hiring the best available team members and committing to their training helps keep retention high during the restaurant opening process.

Several development programs have been instrumental to our long term success. The “Rising Star” program was created as part of our Bravo Brio Restaurant Group University (BBRGU) to develop aspiring hourly team members into assistant managers and chefs. The key element of the Rising Star program is to provide upward mobility within the organization, utilizing existing labor hours in the restaurants for focused training for the most promising employees. Many of our general managers and executive chefs have gained their positions through internal promotions as a result of this program. Once an employee is identified as a potential leader through observation and assessment, a customized development program is designed that incorporates mentoring, coaching and training. Business classes for additional restaurant management skill and leadership traits are also offered through BBRGU at our corporate office.

Management Information Systems

Restaurant level financial and accounting controls are handled through a sophisticated point-of-sale (“POS”) cash register system and computer network in each restaurant that communicates with our corporate headquarters. The POS system is also used to authorize and transmit credit card sales transactions. All of our restaurants use MICROS RES 3700 software with state-of-the-art equipment. Our restaurant communications are comprised of cable, DSL, Fractional T1 and T1 lines. Our restaurants use MICROS back-office applications to manage the business and control costs. The applications that are part of the back-office tools are Product Management, Financial Management and Labor Management. These systems integrate with the MICROS RES 3700 software. Product Management helps drive food and beverage costs down by identifying kitchen or bar inefficiencies and, through the menu engineering capabilities, it aides in enhancing profitability. Labor Management provides the ability to schedule labor and manage labor costs, including time clock governance that does not allow an employee to “clock in” more than a designated amount of time before a scheduled shift.

In 2008, we implemented the Lawson 9.0 software platform as our ERP system. Its core subsystems include GL, AP, construction accounting, Payroll and Human Resources. The data pulled from the restaurants is integrated into the Lawson system and a data warehouse. This data provides visibility to allow us to better analyze the business. In 2009, we focused on re-designing our guest facing websites to provide a distinct brand image on each website, as well as allowing us to elevate our message to our guests. As part of the redesign, we included search engine optimization into the websites (www.bbrg.com, www.bravoitalian.com, www.brioitalian.com, www.bon-vie.com). Also in 2009, we implemented an internal website called PASTAnet. This intranet site utilizing Microsoft Sharepoint provides us with the ability to collaborate, communicate, train and share information between the restaurants and our corporate office. In 2010, we implemented Online Ordering for our BRAVO! restaurants and launched www.workatbravo.com and www.workatbrio.com to accept online applications for both hourly and management applicants. In connection with our initial public offering in October 2010, we also launched our investor relations website, investors.bbrg.com. Also in late 2010, we implemented wireless access points in all of our restaurants to provide our guests wireless internet services.

Government Regulation

We are subject to numerous federal, state and local laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of government authorities, which may include alcoholic beverage control, nutritional information disclosure, product safety, health, sanitation, environmental, zoning and public safety agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failures to obtain required licenses or approvals could delay or prevent the development and openings of new restaurants or could disrupt the operations of existing restaurants. We believe that we are in compliance in all material respects with all applicable governmental regulations and, to date, we have not experienced abnormal difficulties or delays in obtaining the licenses or approvals required to open or operate any of our restaurants.

During fiscal 2010, approximately 19.8% of our restaurant sales were attributable to alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county and municipal authorities, for licenses and permits to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be subject to penalties, temporary suspension or revocation for cause at any time. The failure of a restaurant to obtain its licenses, permits or other approvals, or any suspension of such licenses, permits or other approvals, would adversely affect that restaurant’s operations and profitability and could adversely affect our ability to obtain these licenses, permits and approvals elsewhere. Alcoholic beverage control regulations impact many aspects of the daily operations of our restaurants, including: the minimum ages of patrons and staff members consuming or serving these beverages, respectively; staff member alcoholic beverage training and certification requirements; hours of operation; advertising; wholesale purchasing and inventory control of these beverages; the seating of minors and the servicing of food within our bar areas; special menus and events, such as happy hours; and the storage and dispensing of alcoholic beverages. State and local authorities in many jurisdictions routinely monitor compliance with alcoholic beverage laws.

We are also subject to “dram shop” statutes in most of the states in which we operate, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We train our staff on how to serve alcohol, and we carry liquor liability coverage as part of our comprehensive general liability insurance. We have never been named as a defendant in a lawsuit involving a “dram shop” statute.

Various federal and state labor laws govern our operations and our relationships with our staff members, including such matters as minimum wages, meal and rest breaks, overtime, tip credits, fringe benefits, family leave, safety, working conditions, unionization, citizenship or work authorization requirements and hiring and employment practices. We are also subject to increasingly complex federal and state immigration laws and regulations, including regulations of the U.S. Citizenship and Immigration Services and U.S. Customs and Immigration Enforcement. In addition, some states in which we operate have adopted immigration employment laws which impose additional conditions on employers. Even if we operate our restaurants in strict compliance with the laws, rules and regulations of these federal and state agencies, some of our staff members may not meet federal citizenship or residency requirements or may lack appropriate work authorizations, which could lead to a disruption in our work force. We are also subject to federal and state child labor laws which, among other things, prohibit the use of certain “hazardous equipment” by staff members younger than 18 years old.

Significant government-imposed increases in minimum wages, paid or unpaid leaves of absence, sick leave and mandated health benefits, or increased tax reporting, assessment or payment requirements related to our staff members who receive gratuities, could be detrimental to the profitability of our restaurants. Minimum wage increases in recent years at the federal level and in the states in which we operate have impacted the profitability of our restaurants and led to increased menu prices. In addition, the costs of insurance and medical care have risen significantly over the past few years and are expected to continue to increase. We are continuing to review and assess the impact of the national health care reform legislation enacted on March 23, 2010, or the PPACA, on our health care benefit costs. The imposition of any requirement that we provide health insurance benefits to staff members that are more extensive than the health insurance benefits we currently provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us. While we carry employment practices insurance covering a variety of labor-related liability claims, a settlement or judgment against us that is uninsured or in excess of our coverage limitations could have a material adverse effect on our results of operations, liquidity or financial position.

Pursuant to the PPACA, chain restaurants with 20 or more locations in the United States will be required to comply with federal nutritional disclosure requirements. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to guests, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the PPACA is intended to preempt conflicting state or local laws on nutrition labeling, until the FDA issues final regulations implementing the federal standards, we will continue to be subject to a variety of state and local laws and regulations regarding nutritional content disclosure requirements, many of which are inconsistent or are interpreted differently from one jurisdiction to another. While we believe that our ability to adapt to consumer preferences is a strength of our concepts, the imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

There is also a potential for increased regulation of food in the United States. For example, the United States Congress is currently considering food safety legislation that is expected to greatly expand the FDA’s authority over food safety. If this legislation is enacted, we cannot assure you that it will not adversely impact our business or the restaurant industry in general. Additional food safety requirements may also be imposed by state and local authorities. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take other actions that could be costly for us or otherwise harm our business.

We are subject to a variety of federal and state environmental regulations, including various laws concerning the handling, storage and disposal of hazardous materials, such as cleaning solvents, and the operation of restaurants in environmentally sensitive locations may impact aspects of our operations. During fiscal 2010, there were no material capital expenditures for environmental control facilities and we do not anticipate that compliance with federal, state and local provisions regulating the discharge of materials into the environment, or which otherwise relate to the protection of the environment, will have a material adverse effect upon our capital expenditures, revenues or competitive position.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 (“ADA”) and related federal and state statutes. The ADA prohibits discrimination on the basis of disability with respect to public accommodations and employment. Under the ADA and related federal and state laws, we must make access to our new or significantly remodeled restaurants readily accessible to disabled persons. We must also make reasonable accommodations for the employment of disabled persons.

We are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

We have a significant number of hourly restaurant staff members who receive income from gratuities. We have elected to voluntarily participate in a Tip Reporting Alternative Commitment (“TRAC”) agreement with the IRS. By complying with the educational and other requirements of the TRAC agreement, we reduce the likelihood of potential employer-only FICA tax assessments for unreported or underreported tips. However, we rely on our staff members to accurately disclose the full amount of their tip income and our reporting on the disclosures provided to us by such tipped employees.

See “Risk Factors” for a discussion of risks relating to federal, state and local regulation of our business.

Intellectual Property

We currently own six separate registrations in connection with restaurant service from the United States Patent and Trademark Office for the following trademarks: BRAVO!®, BRAVO! Cucina Italiana®, Cucina BRAVO! Italiana®, BRAVO! Italian Kitchen®, Brio®, Brio Tuscan Grilletm and Bon Vie®. Our registrations confer a federally recognized exclusive right for us to use these trademarks throughout the United States, and we can prevent the adoption of confusingly similar trademarks by other restaurants that do not possess superior common law rights in particular markets. An important part of our intellectual property strategy is the monitoring and enforcement of our rights in markets in which our restaurants currently exist or markets which we intend to enter in the future. We also monitor trademark registers to oppose the registration of confusingly similar trademarks or to limit the expansion of existing trademarks with superior common law rights.

We enforce our rights through a number of methods, including the issuance of cease-and-desist letters or making infringement claims in federal court. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance.

Restaurant Industry Overview

According to the National Restaurant Association (the “NRA”), U.S. restaurant industry sales in 2010 were $583.2 billion and projected to grow 3.6% to $604.2 billion in 2011, representing approximately 4.0% of the U.S. gross domestic product. According to the NRA, the U.S. restaurant industry has grown at a compound annual growth rate of 6.7% since 1970. Technomic, Inc., a national consulting market research firm, reported that the U.S. full-service Italian segment had $15.0 billion of sales in 2009 and the top 100 restaurants within this segment have had a compounded annual growth rate of 11.8% since 1989.

The NRA projects that 49% of total U.S. food expenditures will be spent at restaurants in 2011, up from 25% in 1955. Real disposable personal income, a key indicator of restaurant industry sales, is projected to increase in 2010 and 2011 by 1.1% and 3.4%, respectively. We believe that the increase in purchases of “food-away-from-home” is attributable to demographic, economic and lifestyle trends, including the following factors:

•	the rise in the number of women in the market place;

•	increase in average household income;

•	an aging U.S. population; and

•	an increased willingness by consumers to pay for the convenience of meals prepared outside of their homes.

The restaurant industry is comprised of multiple segments, including casual dining. The casual dining segment can be further sub-divided into representative casual and upscale casual dining. The upscale casual dining segment is differentiated by freshly prepared and innovative food, flavorful recipes with creative presentations and decor. Upscale casual dining is positioned differently than representative casual dining, with standards that are much closer to fine dining. Technomic, Inc., predicts that the most successful operators will be those which can target customers for diverse occasions and needs, as well as cater for new daypart and menu opportunities to reflect changing attitudes and behaviors.

Competition

The restaurant business is intensely competitive with respect to food quality, price-value relationships, ambiance, service and location, and is affected by many factors, including changes in consumer tastes and discretionary spending patterns, macroeconomic conditions, demographic trends, weather conditions, the cost and availability of raw materials, labor and energy and government regulations. Any change in these or other related factors could adversely affect our restaurant operations. The main competitors for our brands are other operators of mid-priced, full service concepts in the multi-location, upscale affordable dining segment in which we compete most directly for real estate locations and guests, including Maggiano’s, Cheesecake Factory, P.F. Chang’s and BJ’s Restaurants. We also compete to a lesser extent with nationally recognized casual dining Italian restaurants such as Romano’s Macaroni Grill, Carrabba’s Italian Grill and Olive Garden, as well as high quality, locally-owned and operated Italian restaurants.

There are a number of well-established competitors with substantially greater financial, marketing, personnel and other resources than ours. In addition, many of our competitors are well established in the markets where our operations are, or in which they may be, located. While we believe that our restaurants are distinctive in design and operating concept, other companies may develop restaurants that operate with similar concepts. In addition, with improving product offerings at fast casual restaurants, quick-service restaurants and grocery stores, consumers may choose to trade down to these alternatives, which could also negatively affect our financial results

Employees

As of December 26, 2010, we had approximately 8,000 employees of whom approximately 80 were corporate management and staff personnel, approximately 500 were restaurant managers or trainees, and approximately 7,400 were employees in non-management restaurant positions. None of our employees are unionized or covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Properties

The following table sets forth our restaurant locations as of December 26, 2010.

Number of
Location	Restaurants

Alabama	1
Arkansas	1
Arizona	2
Connecticut	1
Colorado	2
Delaware	1
Florida	9
Georgia	2
Illinois	3
Indiana	3
Iowa	1
Kansas	1
Kentucky	2
Louisiana	2
Michigan	6
Missouri	4
Maryland	1
Nevada	1
New Jersey	1
New Mexico	1
New York	2
North Carolina	4
Ohio	16
Oklahoma	1
Pennsylvania	6
Tennessee	1
Texas	5
Virginia	4
Wisconsin	2

Total	86

We own four properties, two in Ohio and one in each of Indiana and Pennsylvania, and operate restaurants on each of these sites. We lease the remaining land and buildings used in our restaurant operations under various long-term operating lease agreements. The initial lease terms range from ten to 20 years. The leases include renewal options for three to 20 additional years. Our leases currently expire between 2011 and 2028. The majority of our leases provide for base (fixed) rent, plus additional rent based on gross sales (as defined in each lease agreement) in excess of a stipulated amount, multiplied by a stated percentage. We are also generally obligated to pay certain real estate taxes, insurances, common area maintenance charges and various other expenses related to the properties. The term of the lease relating to one of the restaurant locations set forth above is set to expire in 2011 but may be renewed at our option for an additional five year term expiring in 2015. Our main office, not included in the table above, is also leased and is located at 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212.

Legal Proceedings

Occasionally we are a party to various legal actions arising in the ordinary course of our business including claims resulting from “slip and fall” accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any material pending legal proceedings and are not aware of any claims that could have a materially adverse effect on our financial position, results of operations, or cash flows.

Management

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of March 1, 2011.

Name	Age	Position
Alton F. Doody, III	52	Founder, Director and Chairman
Saed Mohseni	48	Director, President and Chief Executive Officer
James J. O’Connor	49	Chief Financial Officer, Treasurer and Secretary
Brian T. O’Malley	43	Chief Operating Officer
Ronald F. Dee	46	Senior Vice President, Development
Allen J. Bernstein	65	Director
David B. Pittaway	59	Director
Harold O. Rosser II	62	Director
James S. Gulmi	64	Director
Fortunato N. Valenti	63	Director

The board of directors believes that each of the directors set forth above has the necessary qualifications to be a member of the board of directors. Each of the directors has exhibited during his prior service as a director the ability to operate cohesively with the other members of the board of directors. Moreover, the board of directors believes that each director brings a strong background and skill set to the board of directors, giving the board of directors as a whole competence and experience in diverse areas, including corporate governance and board service, finance, management and restaurant industry experience.

Set forth below is a brief description of the business experience of each of our directors and executive officers, as well as certain specific experiences, qualifications and skills that led to the board of directors’ conclusion that each of the directors set forth below is qualified to serve as a director:

Alton F. (“Rick”) Doody, III has been Chairman of the board of directors of the Company since its inception in 1987. Mr. Doody was our Chief Executive Officer from 1992 until February 2007 and our President from June 2006 until September 2009. Mr. Doody continues to remain employed in a non-executive officer capacity by the Company, primarily focusing on the development of our new restaurants. Mr. Doody also founded Lindey’s German Village, and was responsible for all facets of its management. Mr. Doody received a Bachelor of Sciences degree in Economics from Ohio Wesleyan University and has completed all the necessary coursework for a Master’s Degree from Cornell University in Restaurant/Hotel Management. Mr. Doody is a member of the Young President’s Organization and the International Council of Shopping Center Owners and is a Board Member for the Cleveland Restaurant Association. Mr. Doody’s qualifications to serve on our board of directors include his knowledge of our company and the restaurant industry and his years of leadership at our company.

Saed Mohseni joined the Company as Chief Executive Officer in February 2007 and assumed the additional role of President in September 2009. Mr. Mohseni has also served as a director of the Company since June 2006. Prior to joining us, Mr. Mohseni was the Chief Executive Officer (January 2000-February 2007) and a director (2004-2007) of McCormick & Schmick’s Seafood Restaurants, Inc. Mr. Mohseni joined McCormick & Schmick’s in 1986 as a General Manager. During his time at McCormick & Schmick’s, he also held the positions of Senior Manager (1988-1993), Vice President of Operations-California (1993-1997), and Senior Vice President of Operations (1997-1999). Mr. Mohseni attended Portland State University and Oregon State University. Mr. Mohseni’s qualifications to serve on our board of directors include his knowledge of our company and the restaurant industry and his years of leadership at our company.

James J. O’Connor joined the Company as Chief Financial Officer, Treasurer and Secretary in February 2007. For the six years prior to joining us, Mr. O’Connor held various senior level financial positions, including Chief Financial Officer of the Wendy’s Brand, at Wendy’s International, Inc. From 1999 to 2000, Mr. O’Connor served as Senior Manager of Financial Reporting for Tween Brands. Mr. O’Connor previously served as a Senior Manager for PricewaterhouseCoopers LLP from 1985 until 1998. Mr. O’Connor earned a Bachelor of Sciences degree in Accounting and Finance from the Ohio State University.

Brian T. O’Malley was appointed Chief Operating Officer in October 2010 and previously served as Senior Vice President of Operations, BRIO, from 2006 until October 2010. Mr. O’Malley joined the Company in 1996 as the General Manager of BRAVO! Dayton. Mr. O’Malley was promoted to District Partner in 1999, Director of Operations in 2000 and to Vice President of Operations in 2004. Prior to joining us, Mr. O’Malley was employed with Sante Fe Steakhouse, where he held positions as a General Manager, Director of Training and Regional Manager. Mr. O’Malley earned a Bachelor of Sciences degree in Speech Communications and Hospitality Management from the University of Wisconsin-Stout.

Ronald F. Dee has served as our Senior Vice President of Development since May 2007. For the year prior to assuming his current position, Mr. Dee served as our Director of Real Estate. Mr. Dee joined the Company in July of 2003. Prior to joining us, Mr. Dee was Vice President, Development with Darden Restaurants overseeing all Red Lobster brand development. Mr. Dee has over twenty years of real estate development experience in the restaurant/hospitality industry having also held senior management positions with Marriott International and Taco Bell Corp. Mr. Dee is an active member of the International Counsel of Shopping Center Owners. Mr. Dee attended the State University of New York at Buffalo.

Allen J. Bernstein has served as a member of our board of directors since June 2006. Mr. Bernstein is the President of Endeavor Restaurant Group, Inc. He founded and served as Chairman and Chief Executive Officer of Morton’s Restaurant Group, Inc. from 1989 through 2005. He currently serves on the boards of directors of a number of public and privately held companies, including The Cheesecake Factory Incorporated, Caribbean Restaurants, LLC and as non-executive Chairman of the board of directors of Perkins & Marie Callender’s, Inc. Previously, Mr. Bernstein served as a director on the boards of Charlie Brown’s Steakhouse, McCormick & Schmick’s Seafood Restaurants, Inc. and Dave & Busters, Inc. He also serves on the board of trustees of the American Film Institute. Mr. Bernstein brings over 20 years of restaurant industry experience to the board of directors, and among other skills and qualifications, his significant knowledge and understanding of the industry, specifically the upscale affordable segment. Additionally, Mr. Bernstein brings the knowledge and skills that come from significant experience in the restaurant industry, including at the senior executive and board level of a number of other publicly traded companies. Mr. Bernstein earned a Bachelor of Business Administration degree in Marketing from the University of Miami.

David B. Pittaway has served as a member of our board of directors since June 2006. Mr. Pittaway is Senior Managing Director, Senior Vice President and Secretary of Castle Harlan, Inc., a private equity firm. He has been with Castle Harlan since 1987. Mr. Pittaway also has been Vice President and Secretary of Branford Castle, Inc., an investment company, since October, 1986. From 1987 to 1998, Mr. Pittaway was Vice President, Chief Financial Officer and a director of Branford Chain, Inc., a marine wholesale company, where he is now a director and Vice Chairman. Previously, Mr. Pittaway was Vice President of Strategic Planning and Assistant to the President of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm. Mr. Pittaway is also a member of the boards of directors of The Cheesecake Factory Incorporated, Morton’s Restaurant Group, Inc. and Perkins & Marie Callender’s Inc. In addition, he is a director and co-founder of the Armed Forces Reserve Family Assistance Fund. Mr. Pittaway possesses in-depth knowledge and experience in finance and strategic planning based on his more than 20 years of experience as an investment banker and manager of Castle Harlan’s investing activities. Mr. Pittaway brings significant restaurant industry experience to the board of directors, and among other skills and qualifications, his significant knowledge and understanding of the industry, and his experience serving as a director of a number of publicly traded companies in the restaurant industry. Mr. Pittaway received a Bachelor of Arts degree from the University of Kansas, a Juris Doctorate degree from Harvard Law School and a Master of Business Administration degree from Harvard Business School.

Harold O. Rosser II has served as a member of our board of directors since June 2006. In January 2011, Mr. Rosser founded Rosser Capital Partners Management, L.P., an entity formed to sponsor a private investment fund specializing in investments in middle market consumer & retail companies as well as restaurants and other multiple-unit concepts. Prior to forming Rosser Capital Partners, Mr. Rosser was a managing director and a founder of Bruckmann, Rosser, Sherrill and Co. Management, L.P., a New York-based private equity firm where he worked from 1995 to 2010. From 1987 through 1995 Mr. Rosser was an officer at Citicorp Venture Capital. Prior to joining Citicorp Venture Capital, he spent 12 years with Citicorp/Citibank in various management and corporate finance positions. Mr. Rosser is also a member of the board of trustees of the Culinary Institute of America and the management committee of the New Canaan Society. Mr. Rosser formerly served as a director of several private and publicly traded companies and had led his respective firms’ investments in more than 16 restaurant companies over the past 20 plus years. His in-depth knowledge and experience in the restaurant and food service industry, coupled with his skills in corporate finance, strategic planning, leadership of complex organizations, and board practices of private and public companies, strengthen the board’s collective qualifications, skills and experience. Mr. Rosser earned a Bachelor of Science degree from Clarkson University and attended Management Development Programs at Carnegie-Mellon University and the Stanford University Business School.

James S. Gulmi has served as a member of our board of directors since October 2010. Mr. Gulmi currently serves as the Senior Vice President, Finance and Chief Financial Officer and Treasurer of Genesco Inc., a leading retailer of branded footwear, licensed and branded headwear and wholesaler of branded footwear. Mr. Gulmi joined Genesco Inc. in 1971 as a financial analyst and was appointed Chief Financial Officer in 1986. Mr. Gulmi has served as Genesco Inc.’s Senior Vice President, Finance, since 1996. Mr. Gulmi serves as a board or committee member of several nonprofit agencies, including The Community Foundation of Middle Tennessee, United Way of Metropolitan Nashville and Leadership Nashville. Mr. Gulmi brings more than 30 years of experience in corporate finance, strategic planning and leadership of complex organizations. Mr. Gulmi earned a Bachelor of Arts degree in Business from Baldwin Wallace College and a Master of Business Administration degree from Emory University.

Fortunato N. Valenti has served as a member of our board of directors since October 2010. Mr. Valenti currently serves as the Chief Executive Officer of Patina Restaurant Group (formerly Restaurant Associates), a boutique restaurant and food service company. Mr. Valenti joined Restaurant Associates in 1968 as a management trainee and was appointed to the position of Chief Executive Officer in 1994. From 2002-2007 Mr. Valenti served as a member of the board of directors of McCormick & Schmick’s Seafood Restaurants, Inc. and has served as a member of the boards of directors of public and private companies, including Real Mex Restaurants, Inc., Il Fornaio (America) Corporation and Papa Gino’s Inc. Mr. Valenti is also a member of the boards of directors of various non-profit organizations, including the Culinary Institute of America, NYC & Co. and City Meals on Wheels. Mr. Valenti brings significant restaurant industry experience to the board of directors, including significant experience at the senior executive and board level in both the upscale affordable and upscale dining segments. Mr. Valenti earned an Associates Degree from New York Community College.

Board Composition

Our board of directors currently consists of seven directors. Our Second Amended and Restated Articles of Incorporation provide that our board of directors will consist of not less than five nor more than 10 directors, as such number of directors may from time to time be fixed by our board of directors pursuant to our Second Amended and Restated Regulations. Further, our Second Amended and Restated Articles of Incorporation provide that our board of directors be divided into two classes with each class as nearly equal in number as possible. The members of each class serve for a staggered, two-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for two-year terms at the annual meeting of shareholders in the year in which their term expires. Messrs. Gulmi, Mohseni and Bernstein have been designated as Class I directors, to serve until the 2011 annual meeting of shareholders, and Messrs. Doody, Valenti, Pittaway and Rosser have been designated as Class II directors, to serve until the 2012 annual meeting of shareholders. Each of Messrs. Bernstein, Gulmi and Mohseni have been nominated for re-election as Class I directors at our 2011 annual meeting of shareholders being held on April 14, 2011, to serve until the 2013 annual meeting of shareholders.

Director Independence

Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. We believe that Messrs. Bernstein, Gulmi and Valenti currently meet these independence standards.

Board Leadership Structure

The Board of Directors does not have a formal policy on whether the roles of chief executive officer and chairman of the board of directors should be separate. However, the Company has had separate individuals serve in those positions for several years. Since 2007, the Company’s board of directors has been led by Alton F. Doody, III, founder of the Company, as chairman, and Saed Mohseni has served as the Company’s chief executive officer. The board of directors has carefully considered its leadership structure and believes at this time that the Company and its shareholders are best served by having the positions of chairman and chief executive officer filled by different individuals. This allows the chief executive officer to, among other things, focus on the Company’s day-to-day business, while allowing the chairman to lead the board of directors in its fundamental role of providing advice and oversight of management. Further, the board of directors believes that its other structural features, including three independent directors and five non-employee directors on a board consisting of seven directors and key committees consisting wholly of independent directors, provide for substantial independent oversight of the Company’s management. However, the board of directors recognizes that depending on future circumstances, other leadership models may become more appropriate. Accordingly, the board of directors will continue to periodically review its leadership structure.

Board Committees

Our board of directors has established various committees to assist it with its responsibilities. Those committees are described below.

Audit Committee

The current audit committee members are Messrs. Bernstein, Gulmi and Valenti, with Mr. Gulmi serving as the chair. The composition of the audit committee satisfies the independence and financial literacy requirements of the Nasdaq Global Market and the SEC.

The Nasdaq Global Market financial literacy standards require that each member of our audit committee be able to read and understand fundamental financial statements. In addition, the Company is required to disclose whether at least one member of our audit committee qualifies as a financial expert, as defined by Item 407(d)(5) of Regulation S-K promulgated by the SEC, and have financial sophistication in accordance with Nasdaq Global Market rules. Our board of directors has determined that Mr. Gulmi qualifies as an audit committee financial expert and is independent, as independence for audit committee members is defined by applicable Nasdaq Global Market rules.

The primary function of the audit committee is to assist the board of directors in the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence and the performance of our internal audit function and independent registered public accountants. The audit committee also prepares an audit committee report required by the SEC to be included in our proxy statements.

The audit committee fulfills its oversight responsibilities by reviewing the following: (1) the financial reports and other financial information provided by us to our shareholders and others; (2) our systems of internal controls regarding finance, accounting, legal and regulatory compliance and business conduct established by management and the board; and (3) our auditing, accounting and financial processes generally. The audit committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	review and appraise the audit efforts of our independent registered public accountants and exercise ultimate authority over the relationship between us and our independent registered public accountants; and

•	provide an open avenue of communication among the independent registered public accountants, financial and senior management and the board of directors.

To fulfill these duties and responsibilities, the audit committee:

Documents/Reports Review

•	discusses with management and the independent registered public accountants our annual and interim financial statements, earnings press releases, earnings guidance and any reports or other financial information submitted to the shareholders, the SEC, analysts, rating agencies and others, including any certification, report, opinion or review rendered by the independent registered public accountants;

•	reviews the regular internal reports to management prepared by the internal auditors and management’s response;

•	discusses with management and the independent registered public accountants the Quarterly Reports on Form 10-Q, the Annual Reports on Form 10-K, including our disclosures under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” and any related public disclosure prior to its filing;

Independent Registered Public Accountants

•	has sole authority for the appointment, compensation, retention, oversight, termination and replacement of our independent registered public accountants (subject, if applicable, to shareholder ratification) and the independent registered public accountants report directly to the audit committee;

•	pre-approves all auditing services and all non-audit services (above a de-minimis amount) to be provided by the independent registered public accountants;

•	reviews the performance of the independent registered public accountants with both management and the independent registered public accountants;

•	periodically meets with the independent registered public accountants separately and privately to hear their views on the adequacy of our internal controls, any special audit steps adopted in light of material control deficiencies and the qualitative aspects of our financial reporting, including the quality and consistency of both accounting policies and the underlying judgments, or any other matters raised by them;

•	obtains and reviews a report from the independent registered public accountants at least annually regarding (1) the independent registered public accountants’ internal quality-control procedures, (2) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (3) any steps taken to deal with any such issues, and (4) all relationships between the independent registered public accountants and their related entities and us and our related entities;

Financial Reporting Processes

•	reviews with financial management and the independent registered public accountants the quality and consistency, not just the acceptability, of the judgments and appropriateness of the accounting principles and financial disclosure practices used by us, including an analysis of the effects of any alternative GAAP methods on the financial statements;

•	approves any significant changes to our auditing and accounting principles and practices after considering the advice of the independent registered public accountants and management;

•	focuses on the reasonableness of control processes for identifying and managing key business, financial and regulatory reporting risks;

•	discusses with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;

•	periodically meets with appropriate representatives of management and the internal auditors separately and privately to consider any matters raised by each of them, including any audit problems or difficulties and management’s response;

•	periodically reviews the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, on our financial statements;

Process Improvement

•	following the completion of the annual audit, reviews separately with management and the independent registered public accountants any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

•	periodically reviews any processes and policies for communicating with investors and analysts;

•	reviews and resolves any disagreement between management and the independent registered public accountants in connection with the annual audit or the preparation of the financial statements;

•	reviews with the independent registered public accountants and management the extent to which changes or improvements in financial or accounting practices, as approved by the audit committee, have been implemented;

Business Conduct and Legal Compliance

•	reviews our code of conduct and reviews management’s processes for communicating and enforcing this code of conduct;

•	reviews management’s monitoring of our compliance with our code of conduct and ensures that management has the proper review system in place to ensure that our financial statements, reports, and other financial information disseminated to governmental organizations and the public satisfy legal requirements;

•	reviews, with our counsel, any legal matter that could have a significant impact on our financial statements and any legal compliance matters;

•	reviews and approves all related-party transactions;

Other Responsibilities

•	establishes and periodically reviews procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and (2) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviews and reassesses the audit committee’s charter at least annually and submits any recommended changes to the board of directors for its consideration;

•	provides the report required by Item 306 of Regulation S-K promulgated by the SEC for inclusion in our annual proxy statement;

•	reports periodically, as deemed necessary or desirable by the audit committee, but at least annually, to the full board of directors regarding the audit committee’s actions and recommendations, if any;

•	establishes policies for our hiring of employees or former employees of the independent registered public accountants who were engaged on our account;

•	performs any other activities consistent with the audit committee’s charter, our regulations and governing law, as the audit committee or the board of directors deems necessary or appropriate; and

•	annually evaluates the audit committee’s performance and reports the results of such evaluation to the board of directors.

The audit committee held six meetings in fiscal 2010. The audit committee reports the significant results of its activities to the board of directors at each regularly scheduled meeting of the board of directors.

Our board of directors has adopted a charter for the audit committee that complies with current federal and Nasdaq Global Market rules relating to corporate governance matters. Deloitte & Touche LLP is presently our independent registered public accounting firm.

Nominating and Corporate Governance Committee

The current nominating and corporate governance committee members are Messrs. Bernstein, Rosser and Valenti, with Mr. Rosser serving as the chair. The composition of the nominating and corporate governance committee satisfies the independence requirements of the Nasdaq Global Market. The nominating and corporate governance committee:

•	identifies individuals qualified to serve as our directors;

•	nominates qualified individuals for election to our board of directors at annual meetings of shareholders;

•	establishes a policy for considering shareholder nominees for election to our board of directors; and

•	recommends to our board the directors to serve on each of our board committees.

To fulfill these responsibilities, the nominating and governance committee:

•	reviews periodically the composition of our board;

•	identifies and recommends director candidates for our board;

•	recommends nominees for election as directors to our board;

•	recommends the composition of the committees of the board to our board;

•	reviews periodically our code of conduct and obtains confirmation from management that the policies included in the code of conduct are understood and implemented;

•	evaluates periodically the adequacy of our conflicts of interest policy, if any;

•	considers with management public policy issues that may affect us;

•	reviews periodically our committee structure and operations and the working relationship between each committee and the board; and

•	considers, discusses and recommends ways to improve our board’s effectiveness.

Our board of directors has adopted a charter for the nominating and corporate governance committee that complies with current federal and Nasdaq Global Market rules relating to corporate governance matters. Our nominating and corporate governance committee held one meeting in fiscal 2010.

Compensation Committee

The current compensation committee members are Messrs. Bernstein, Pittaway and Valenti, with Mr. Pittaway serving as the chair. The composition of the compensation committee satisfies the independence requirements of the Nasdaq Global Market. The primary responsibility of the compensation committee is to develop and oversee the implementation of our philosophy with respect to the compensation of our executive officers and directors. In that regard, the compensation committee:

•	has the sole authority to retain and terminate any compensation consultant used to assist us, the board of directors or the compensation committee in the evaluation of the compensation of our executive officers and directors;

•	to the extent necessary or appropriate to carry-out its responsibilities, has the authority to retain special legal, accounting, actuarial or other advisors;

•	annually reviews and recommends to the board for approval corporate goals and objectives to serve as the basis for the compensation of our executive officers, evaluates the performance of our executive officers in light of such goals and objectives and determines and recommends to the board for approval the compensation level of our executive officers based on such evaluation;

•	interprets, implements, administers, reviews and recommends to the board for approval all aspects of remuneration to our executive officers and other key officers, including their participation in incentive-compensation plans and equity-based compensation plans;

•	reviews and recommends to the board for approval all employment agreements, consulting agreements, severance arrangements and change in control agreements for our executive officers;

•	develops, approves, administers and recommends to the board of directors and our shareholders for their approval (to the extent such approval is required by any applicable law, regulation or Nasdaq Global Market rules) all of our stock ownership, stock option and other equity-based compensation plans and all related policies and programs;

•	makes individual determinations and recommends to the board for approval any grants of any shares, stock options or other equity-based awards under all equity-based compensation plans, and exercises such other power and authority as may be required or permitted under such plans;

•	has the authority to form and delegate authority to subcommittees;

•	reports regularly, but not less frequently than annually, to our board of directors;

•	annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to our board of directors for its approval; and

•	annually reviews its own performance, and reports the results of such review to our board of directors.

The compensation committee has the same authority with regard to all aspects of director compensation as it has been granted with regard to executive compensation, except that any ultimate decision regarding the compensation of any director is subject to the approval of our board of directors. The compensation committee held one meeting in fiscal 2010.

Our board of directors has adopted a charter for the compensation committee that complies with current federal and Nasdaq Global Market rules relating to corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee currently is or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Risk Oversight

We face a number of risks, including market price risks in beef, seafood, produce and other food product prices, liquidity risk, reputational risk, operational risk and risks from adverse fluctuations in interest rates and inflation and/or deflation. Management is responsible for the day-to-day management of risks faced by our company, while the board of directors currently has responsibility for the oversight of risk management. In its risk oversight role, the board of directors seeks to ensure that the risk management processes designed and implemented by management are adequate. The board of directors also reviews with management our strategic objectives which may be affected by identified risks, our plans for monitoring and controlling risk, the effectiveness of such plans, appropriate risk tolerance and our disclosure of risk. Our audit committee is responsible for periodically reviewing with management and our independent auditors the adequacy and effectiveness of our policies for assessing and managing risk. The other committees of the board of directors also monitor certain risks related to their respective committee responsibilities. All committees report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Ethics

We have adopted an amended written code of business conduct and ethics, known as our code of conduct, which applies to our chief executive officer, our chief financial officer, our chief accounting officer and all persons providing similar functions. Our code of conduct is available on our Internet website, www.bbrg.com. Our code of conduct may also be obtained by contacting investor relations at (614) 326-7944. Any amendments to our code of conduct or waivers from the provisions of the code for our chief executive officer, our chief financial officer and our chief accounting officer will be disclosed on our Internet website promptly following the date of such amendment or waiver. The inclusion of our web address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) provides an overview of our executive compensation program, together with a description of the material factors underlying the decisions that resulted in the compensation provided to our chief executive officer, chief financial officer and the other executive officers who were the highest paid during the fiscal year ended December 26, 2010 (collectively, the “named executive officers”), as presented in the tables which follow this CD&A. This CD&A contains statements regarding our performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Objective of Compensation Policy

The objective of the Company’s compensation policy is to provide a total compensation package to each named executive officer that will enable us to:

•	attract, motivate and retain outstanding individual named executive officers;

•	reward named executive officers for attaining desired levels of profit and shareholder value; and

•	align the financial interests of each named executive officer with the interests of our shareholders to encourage each named executive officer to contribute to our long-term performance and success.

Overall, our compensation program is designed to reward individual and Company performance. As discussed further below, a significant portion of named executive officer compensation is comprised of a combination of annual cash bonuses, which reward annual Company and executive performance, and equity compensation, which rewards long-term Company and executive performance. We believe that by weighting total compensation in favor of the bonus and long-term incentive components of our total compensation program, we appropriately reward individual achievement while at the same time providing incentives to promote Company performance. We also believe that salary levels should be reflective of individual performance and therefore factor this into the adjustment of base salary levels each year.

Process for Setting Total Compensation

Generally, our overall compensation package for named executive officers is administered and determined by our compensation committee, comprised of a majority of independent non-employee directors. The Company sets annual base salaries, cash bonuses, and equity-based awards for each named executive officer at levels it believes are appropriate considering each named executive officer’s annual review, the awards and compensation paid to the named executive officer in past years, and progress toward or attainment of previously set personal and corporate goals and objectives, including attainment of financial performance goals and such other factors as the compensation committee deems appropriate and in our best interests and the best interests of our shareholders. These goals and objectives are discussed more fully below under the headings “Annual Bonus Compensation” and “Equity Compensation.”

The compensation committee may also, from time to time, consider recommendations from the chief executive officer regarding total compensation for named executive officers. The compensation committee does not rely on predetermined formulas or a limited set of criteria when it evaluates the performance of the chief executive officer and our other named executive officers. The committee may accord different weight at different times to different factors for each named executive officer.

Elements of Compensation

Our compensation program for named executive officers consists of the following elements of compensation, each described in greater depth below:

•	Base salaries;

•	Annual cash bonuses;

•	Equity-based incentive compensation;

•	Severance and change-in-control benefits;

•	Perquisites; and

•	General benefits.

The Company provides few personal benefits to named executive officers, and what personal benefits are provided are generally considered related to each named executive officer’s performance of his duties with the Company. The Company may also enter into employment agreements with named executive officers to provide severance benefits as a recruitment and retention mechanism. Currently, the Company is a party to employment agreements with Mr. Mohseni, entered into at the time of his hire in 2007, and with Mr. O’Connor, entered into upon the consummation of the Company’s initial public offering (the “IPO”) in 2010, each of which provides for severance benefits as described more fully under the heading “Potential Payments upon Termination or Change in Control,” below. Finally, named executive officers participate in the Company’s health and benefit plans, and are entitled to vacation and paid time off based on the Company’s general vacation policies.

Employment Agreement

The Company does not have any general policies regarding the use of employment agreements, but may, from time to time, enter into such a written agreement to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter. For example, the Company entered into an employment agreement with Mr. Mohseni at the time of his hire in order to attract Mr. Mohseni to transition from his role as a non-employee board member to a full time chief executive officer. The Company viewed such a negotiated arrangement as a meaningful recruitment and retention mechanism for Mr. Mohseni. In addition, the Company entered into a written employment agreement with Mr. O’Connor in October 2010 upon completion of the IPO in order to continue to retain Mr. O’Connor as a member of the Company’s senior management team.

Base Salary

We pay base salaries because salaries are essential to recruiting and retaining qualified employees. Base salaries also create a performance incentive in the form of potential salary increases. Except with respect to Messrs. Mohseni and O’Connor, whose base salaries are set pursuant to their respective employment agreements, base salaries are initially set by the compensation committee. These salary levels are set based on the named executive officer’s experience and performance with previous employers and negotiations with individual named executive officers. Thereafter, the compensation committee may increase base salaries each year based on its subjective assessment of the Company’s and the individual executive officer’s performance and his or her experience, length of service and changes in responsibilities. Included in this subjective determination is the compensation committee’s evaluation of the development and execution of strategic plans, the exercise of leadership, and involvement in industry groups. The weight given such factors by the compensation committee may vary from one named executive officer to another.

Mr. Mohseni’s employment agreement provides him with an annual base salary of $518,000. Mr. Mohseni’s base salary has not been modified since his hire in 2007. The Company determined, at the time of Mr. Mohseni’s hire, that a commitment to pay base salary to him at this level was necessary to recruit him to join the Company. Mr. O’Connor’s employment agreement provides him with an annual base salary of $206,000. The Company determined, at the time of the consummation of the IPO, that a commitment to pay base salary to him at this level was necessary to continue to retain him as a member of the Company’s senior management team.

The following table sets forth the base salaries for the named executive officers for the three most recent fiscal years.

	Annual Salary($)
Executive Officer	2010	2009	2008
Saed Mohseni	$518,000	$518,000	$518,000
James J. O’Connor	206,000	206,000	206,000
Brian T. O’Malley	185,000	185,000	185,000
Michael L. Moser	185,000	185,000	185,000
Ronald F. Dee	165,000	165,000	165,000

In February 2011, the Compensation Committee made adjustments to the base salaries for the named executive officers as shown in the table below. The adjusted salaries will take effect on April 1, 2011.

Annual Salary ($)
Executive Officer	2011
Saed Mohseni	$528,000
James J. O’Connor	220,000
Brian T. O’Malley	200,000
Ronald F. Dee	172,500

Annual Bonus Compensation

In line with our strategy of rewarding performance, a significant part of the Company’s executive compensation philosophy is the payment of cash bonuses to named executive officers based on an annual evaluation of individual and Company performance, considering several factors as discussed below. Except with respect to Mr. Mohseni, whose target bonus is set at 30% of his base salary pursuant to his employment agreement, the compensation committee establishes target bonuses (the amount each named executive officer may receive if performance goals and objectives are met) for each named executive officer at the beginning of the fiscal year. The target bonuses are set at levels the compensation committee believes will provide a meaningful incentive to named executive officers to contribute to the Company’s financial performance.

In 2010, the compensation committee determined that each named executive officer’s bonus would be determined based primarily on the achievement of Company earnings before interest, taxes, depreciation and amortization plus the sum of asset impairment charges, pre-opening costs, management and board of director fees and expenses as well as certain non-cash adjustments, as defined in the credit agreement governing our senior credit facilities (“Company EBITDA”). For 2010, the compensation committee determined to pay bonuses at the target levels if Company EBITDA met or exceeded $42.0 million. Actual Company EBITDA for 2010 was $46.5 million. Although the Company EBITDA target established by the compensation committee for 2010 was achieved, the compensation committee exercised negative discretion to reduce the bonus amounts payable to certain employees, including Messrs. Moser and Dee. Such employees received an actual bonus award that was 80% of the target award. Additionally, the compensation committee in its discretion, elected to provide Mr. O’Connor with additional bonus compensation above his target award for his role in the successful completion of the IPO.

We use Company EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Additionally, we use Company EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of Company EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies.

Target and actual bonuses for 2010 awarded to each of the named executive officers are set forth in the table below. The actual bonus amounts are also included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, below.

	Target
	Award	Actual Award
Name	($)	($)
Saed Mohseni	155,400	155,400
James J. O’Connor	75,000	85,000
Brian T. O’Malley	70,000	70,000
Michael L. Moser	70,000	56,000
Ronald F. Dee	35,000	28,000

In February 2011, the compensation committee established target bonus award thresholds for the named executive officers for 2011 as set forth in the table below.

Target
Award
Name	($)
Saed Mohseni	160,000
James J. O’Connor	85,000
Brian T. O’Malley	85,000
Ronald F. Dee	35,000

Equity Compensation

We pay equity-based compensation to our named executive officers because it provides a vital link between the long-term results achieved for our shareholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success.

The Company adopted the 2006 Plan in order to provide an incentive to employees selected by the board of directors for participation. Pursuant to the 2006 Plan, we have 1,414,203 stock options outstanding that were granted between 2006 and 2009, including 717,479 options that have been granted to the named executive officers. In connection with the IPO, the board of directors determined, pursuant to the exercise of its discretion in accordance with the 2006 Plan, that upon the consummation of the IPO (i) each then outstanding option award under the 2006 Plan would be deemed to have vested in a percentage equal to the greater of 80.0% or the percentage of the option award already vested as of that date and, (ii) each then outstanding option award would be deemed 80.0% exercisable. Any unvested and/or unexercisable portion of each then outstanding option award was forfeited in accordance with the terms of the 2006 Plan. At December 26, 2010 all the outstanding options under the 2006 Plan were fully vested and immediately exercisable.

The following table sets forth the number of options granted to each of the named executive officers.

	Number of Securities	Number of Securities
	Underlying	Underlying	Option	Option
	Unexercised Options	Unexercised Options	Exercise	Expiration
Name	(#) (1) Exercisable	(#) (1) Unexercisable	Price ($)	Date
Saed Mohseni	361,719	—	1.45	2/13/17
James J. O’Connor	72,344	—	1.45	2/13/17
	3,307	—	1.45	9/9/19
Brian T. O’Malley	90,430	—	1.45	6/29/16
	3,307	—	1.45	9/9/19
Michael L. Moser	90,430	—	1.45	6/29/16
	3,307	—	1.45	9/9/19
Ronald F. Dee	90,430	—	1.45	6/29/16
	2,205	—	1.45	9/9/19

(1)	As described above in “— Equity Compensation,” in connection with the board of directors’ exercise of its discretion under the 2006 Plan, 80.0% of the then-outstanding options under the 2006 Plan became immediately vested and exercisable upon consummation of the IPO.

Severance and Transaction-Based Benefits

Except with respect to Mr. Mohseni and Mr. O’Connor, the Company does not have any agreements, plans or programs for the payment of severance to any named executive officers. However, as a recruitment incentive for Mr. Mohseni and also as a means for the Company to provide security to Mr. Mohseni and to Mr. O’Connor in the event of their termination of employment for reasons beyond their control or a change in the material terms of their employment without consent, the Company agreed to pay them severance benefits. Mr. Mohseni is entitled to two years of severance in the event of his termination of employment in limited circumstances and Mr. O’Connor’s employment agreement provides for the payment of two years of severance upon his termination of employment in limited circumstances.

Perquisites

In 2010, we provided certain personal-benefit perquisites to named executive officers as summarized below. The aggregate incremental cost to the Company of the perquisites received by each of the named executive officers in 2010 did not exceed $10,000 and accordingly, such benefits are not included in the Summary Compensation Table below.

Car Allowance.  The Company provided car allowances of $4,800 for Messrs. O’Malley and Moser in 2010. These allowances will be discontinued in 2011.

Complimentary Dining.  The Company provides the named executive officers with complimentary dining privileges at any of our restaurants. The Company views complimentary dining privileges as a meaningful benefit to our named executive officers as it is important for named executive officers to experience our product in order to better perform their duties for the Company.

General Benefits

The following are standard benefits offered to all eligible Company employees, including named executive officers.

Retirement Benefits.  The Company maintains a tax-qualified 401(k) savings plan. However, our named executive officers do not participate in our 401(k) savings plan.

Medical, Dental, Life Insurance and Disability Coverage.  Active employee benefits such as medical, dental, life insurance and disability coverage are available to all eligible employees, including our named executive officers.

Other Paid Time-Off Benefits.  We also provide vacation and other paid holidays to all employees, including the named executive officers, which our compensation committee has determined to be appropriate for a Company of our size and in our industry.

Tax and Accounting Considerations

U.S. federal income tax generally limits the tax deductibility of compensation we pay to our chief executive officer and certain other highly compensated executive officers to $1.0 million in the year the compensation becomes taxable to the executive officers. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. Rather, we seek to maintain flexibility in how we compensate our executive officers so as to meet a broader set of corporate and strategic goals and the needs of shareholders, and as such, we may be limited in our ability to deduct amounts of compensation from time to time. Accounting rules require us to expense the cost of our stock option grants. Because of option expensing and the impact of dilution on our shareholders, we pay close attention to, among other factors, the type of equity awards we grant and the number and value of the shares underlying such awards.

Summary Compensation Table

				Stock	Option	Non-Equity	All Other	Total
		Salary	Bonus	Awards	Awards	Incentive	Compensation	Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	Plan ($)	($)(4)	($)
Saed Mohseni,	2010	518,000	—	507,000	—	155,400	—	1,180,400
President, Chief Executive Officer and Director	2009	518,000	—	—	—	62,160	—	580,160
James J. O’Connor,	2010	206,000	—	422,500	—	85,000	—	713,500
Chief Financial Officer, Treasurer and Secretary	2009	206,000	9,270	—	52,256	30,000	—	297,526
Brian T. O’Malley,	2010	185,000	—	422,500	—	70,000	—	677,500
Chief Operating Officer	2009	185,000	9,250	—	52,256	28,000	—	274,506
Michael L. Moser,	2010	185,000	—	—	—	56,000	—	241,000
Senior Vice President of Operations, BRAVO!(5)	2009	185,000	6,475	—	52,256	28,000	—	271,731
Ronald F. Dee,	2010	165,000	—	152,100	—	28,000	—	345,100
Senior Vice President — Development	2009	165,000	4,950	—	34,837	14,000	—	218,787

(1)	Represents discretionary bonuses paid to certain named executive officers in 2009 in lieu of cost-of-living increases in base salaries for 2010.

(2)	Reflects the aggregate fair value of restricted stock awards based on the fair value of the restricted stock on the day prior to the grant date, in accordance with FASB ASC Topic 718, excluding the effects of estimated forfeitures. Assumptions used in the calculation of this amount are included in the footnote titled “Stock Based Compensation” to our audited financial statements for the year ended December 26, 2010 included elsewhere in this prospectus.

(3)	Reflects the aggregate fair value of option awards based on the fair value of the options on October 6, 2010 or the date of modification, in accordance with FASB ASC Topic 718, excluding the effects of estimated forfeitures. Assumptions used in the calculation of this amount are included in the footnote titled “Stock Based Compensation” to our audited financial statements for the year ended December 26, 2010 included elsewhere in this prospectus.

(4)	Personal benefits provided to certain of our named executive officers, including car allowances and complimentary dining, are not required to be disclosed in this table because the amount of such benefits do not exceed the applicable disclosure thresholds. See “— Perquisites.”

(5)	Mr. Moser retired from the Company effective on December 26, 2010.

Grants of Plan-Based Awards Table

								All		Grant
								Other		Date
								Stock		Fair
								Awards:	Exercise	Value of
		Estimated Future Payouts Under						Number	or Base	Stock
		Non-Equity Incentive Plan			Estimated Future Payouts Under			of	Price of	and
		Awards(1)			Equity Incentive Plan Awards			Shares	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	of Stock	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)(2)	($/SH)	($)
Saed Mohseni	—	—	160,000	—	—	—	—	—
	10/26/2010	—	—	—	—	—	—	30,000	—	507,000
James J. O’Connor	—	—	85,000	—	—	—	—	—
	10/26/2010	—	—	—	—	—	—	25,000	—	422,500
Brian T. O’Malley	—	—	85,000	—	—	—	—	—
	10/26/2010	—	—	—	—	—	—	25,000	—	422,500
Michael L. Moser	—	—	—	—	—	—	—	—	—	—
Ronald F. Dee	—	—	35,000	—	—	—	—	—
	10/26/2010	—	—	—	—	—	—	9,000	—	152,100

(1)	Represents the target performance-based bonus of each named executive officer for 2011, as described in “Compensation Discussion and Analysis.”

(2)	Restricted stock reported in this column vests 25% per year over a period of four years of continued employment.

Outstanding Equity Awards at Fiscal Year Ended December 26, 2010 Table

	Option Awards					Stock Awards
Equity
Incentive
Plan Award:
Market
								Equity	Value or
								Incentive	Payout
			Equity					Plan Award:	Value of
			Incentive					Number of	Unearned
	Number of	Number of	Plan Awards:				Market	Unearned	Shares,
	Securities	Securities	Number			Number of	Value of	Shares,	Units or
	Underlying	Underlying	of Securities			Shares or	Shares or	Units or	Other
	Unexercised	Unexercised	Underlying			Units that	Units	Other Rights	Rights
	Options	Options	Unexercised	Option	Option	have not	that have	that have	that
	(#) (1)	(#)	Unearned	Exercise	Expiration	Vested	not Vested	not	have not
Name	Exercisable	Unexercisable	Options (#)	Price ($)(1)	Date	(#)(2)	($)(3)	Vested (#)	Vested ($)
Saed Mohseni	361,719	—	—	1.45	2/13/17	30,000	561,300	—	—
James J. O’Connor	72,344 3,307	— —	— —	1.45 1.45	2/13/17 9/9/19	25,000	467,750	—	—
Brian T. O’Malley	90,430 3,307	— —	— —	1.45 1.45	6/29/16 9/9/19	25,000	467,750	—	—
Michael L. Moser	90,430 3,307	— —	— —	1.45 1.45	6/29/16 9/9/19	—	—	—	—
Ronald F. Dee	90,430 2,205	— —	— —	1.45 1.45	6/29/16 9/9/19	9,000	168,390	—	—

(1)	As described above in “— Equity Compensation,” in connection with the board of directors’ exercise of its discretion under the 2006 Plan, 80.0% of the then-outstanding options under the 2006 Plan became immediately vested and exercisable upon consummation of the IPO.

(2)	Restricted stock reported in this column vests 25% per year over a period of four years of continued employment.

(3)	The market value of the restricted stock is based on the closing sales price of the Company’s common shares on the Nasdaq Global Market as of the last business day of its fiscal year ended December 26, 2010, which was $18.71 per share.

Potential Payments upon Termination or Change in Control

Termination of Employment

With the exception of Mr. Mohseni and Mr. O’Connor, the Company does not have any agreements with the named executive officers that would entitle them to severance payments upon termination of employment.

Mr. Mohseni’s employment agreement provides him with two years of continued base salary following his termination of employment by the Company without cause or by him for good reason. For purposes of Mr. Mohseni’s employment agreement, “cause” generally means Mr. Mohseni’s fraud or dishonesty in connection with his duties to the Company, his failure to perform the lawful duties of his position, his conviction of a felony or plea of guilty or no contest to a charge or commission of a felony, or his commission of any act or violation of law that could reasonably be expected to bring the Company into material disrepute, and “good reason” generally means the Company’s reduction in Mr. Mohseni’s base salary, the failure of the Company to pay base salary or benefits under Mr. Mohseni’s employment agreement, the Company’s material reduction in Mr. Mohseni’s overall benefits (other than pursuant to a general reduction in benefits for the Company’s workforce) or a requirement that Mr. Mohseni relocate his principal place of employment more than 50 miles from Columbus, Ohio.

Mr. Mohseni’s right to severance is conditioned upon his refraining from competing with the Company for the two years following his termination of employment and compliance with confidentiality and nonsolicitation obligations under his employment agreement.

Assuming Mr. Mohseni’s employment was terminated by the Company without cause or by Mr. Mohseni for good reason on December 26, 2010, he would have received a total of approximately $1.0 million in severance under his employment agreement.

The Company also entered into an employment agreement with Mr. O’Connor in connection with the consummation of the IPO, which provides him with two years of continued base salary following his termination of employment by the Company without cause or by him with good reason. For purposes of Mr. O’Connor’s employment agreement, “cause” generally means Mr. O’Connor’s fraud or dishonesty in connection with his duties to the Company, his failure to perform the lawful duties of his position, his conviction of a felony or plea of guilty or no contest to a charge or commission of a felony, or his commission of any act or violation of law that could reasonably be expected to bring the Company into material disrepute, and “good reason” generally means, without the consent of Mr. O’Connor, a material diminution in Mr. O’Connor’s base salary, a material diminution in Mr. O’Connor’s authority, duties, or responsibilities, a material change in the geographic location at which Mr. O’Connor must perform the services, or any other action or inaction that constitutes a material breach by the Company of the employment agreement.

Mr. O’Connor’s right to severance is conditioned upon his refraining from competing with the Company for the two years following his termination of employment and compliance with confidentiality and nonsolicitation obligations under his employment agreement. Assuming Mr. O’Connor’s employment was terminated by the Company without cause or by Mr. O’Connor for good reason on December 26, 2010, he would have received a total of approximately $0.4 million in severance under his employment agreement.

Change in Control and Certain Corporate Transactions

As described below in “— Bravo Brio Restaurant Group, Inc. Stock Incentive Plan — Change in Control and Certain Corporate Transactions,” in the event of a change in control, our board of directors may take certain actions with respect to awards that are outstanding as of the date of such change in control.

Director Compensation

In August 2010, then-current directors who were not employees of us, our subsidiaries or our private equity sponsors received an annual fee of $25,000. Directors do not receive any other fees for participating in meetings or otherwise providing services as non-employee directors.

From and after October 26, 2010, the date of the completion of the IPO, each independent director is paid a base annual retainer of $20,000. Independent directors also receive an annual retainer of $5,000 for each committee on which they sit, and the chair of the audit committee receives an additional annual retainer of $20,000.

The Company reimburses directors for their expenses involved in attending board of directors and committee meetings. The Company provides non-employee directors with complimentary dining privileges at any of its restaurants. The Company views complimentary dining privileges as a meaningful benefit to its non-employee directors as it is important for non-employee directors to experience its product in order to better perform their duties for the Company.

Director compensation for the year ended December 26, 2010 for our non-employee directors is set forth in the following table.

Non-Equity
	Fees Earned	Stock	Option	Incentive Plan	All Other
	or Paid in	Awards	Awards	Compensation	Compensation	Total
Name(1)	Cash ($)	($)	(#)	($)	($)(2)	($)
Allen Bernstein(3)	25,000	—	—	—	—	25,000
Alton F. Doody(4)	—	—	—	—	—	—
James S. Gulmi	—	—	—	—	—	—
Michael J. Hislop(3)(5)	25,000	—	—	—	—	25,000
David B. Pittaway	—	—	—	—	—	—
Harold O. Rosser, II	—	—	—	—	—	—
Fortunato N. Valenti	—	—	—	—	—	—

(1)	Saed Mohseni, the Company’s President and Chief Executive Officer, is not included in this table, as he was an employee of the Company and thus received no compensation for his services as a director. The compensation received by Mr. Mohseni as an employee of the Company is shown above in the Summary Compensation Table.

(2)	Certain personal benefits provided to our directors, including complimentary dining, are not required to be disclosed in this table because the amount of such benefits does not exceed the applicable disclosure thresholds.

(3)	At December 26, 2010, each of Messrs. Hislop and Bernstein held unexercised options to purchase an aggregate of 18,086 common shares.

(4)	Mr. Doody earned $188,461 in salary for his role as an employee of the Company. Mr. Doody did not receive additional income for his role as Chairman of the board of directors.

(5)	Mr. Hislop resigned from the board of directors effective on October 21, 2010.

Bravo Brio Restaurant Group, Inc. Stock Incentive Plan

On October 6, 2010, our board of directors approved and, on October 18, 2010, our shareholders approved the Stock Incentive Plan. The Stock Incentive Plan became effective upon the consummation of the IPO. In connection with the adoption of the Stock Incentive Plan, the board of directors terminated the 2006 Plan effective as of October 21, 2010, and no further awards will be granted under the 2006 Plan. However, the termination of the 2006 Plan does not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan. A summary of the Stock Incentive Plan and the 2006 Plan is provided below.

Summary of the Stock Incentive Plan

The purpose of the Stock Incentive Plan is to assist us and our subsidiaries in attracting and retaining valued employees, consultants and non-employee directors by offering them a greater stake in our success and a closer identity with us, and to encourage ownership of our common shares by such individuals. Our employees, consultants and members of our board of directors, as well as employees and consultants of our subsidiaries, are eligible to participate in the Stock Incentive Plan. The Stock Incentive Plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards, collectively referred to as “awards.” Each award, and the terms and conditions applicable thereto, will be evidenced by an award agreement between us and the participant.

We have reserved 1.9 million common shares for issuance under the Stock Incentive Plan. Up to 475,000 shares available for awards under the Stock Incentive Plan may be issued pursuant to incentive stock options. No more than 633,333 shares underlying awards of any kind may be awarded to any participant in any one calendar year. For purposes of determining the number of shares available for awards under the Stock Incentive Plan, each stock-settled stock appreciation right will count against the Stock Incentive Plan limit based on the number of shares underlying the exercised portion of such stock appreciation right, rather than the number of shares issued in settlement of such stock appreciation right. Any shares tendered by a participant in payment of an exercise price for an award or the tax liability with respect to an award, including shares withheld from any such award, will not be available for future awards under the Stock Incentive Plan. However, if any shares subject to an award are forfeited or if such award otherwise terminates or is settled for any reason without an actual distribution of shares, any shares counted against the number of shares available for issuance with respect to such award will, to the extent of any such forfeiture, settlement or termination, again be available for awards under the Stock Incentive Plan. In addition, the number of shares reserved for issuance under the Stock Incentive Plan (as well as the other limits described above) are subject to adjustments for stock splits, stock dividends or other similar corporate events or transactions.

The compensation committee of our board of directors administers the Stock Incentive Plan. The compensation committee’s powers include, but are not limited to, selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award, determining the vesting and exercise periods of each award, determining the type or types of awards to be granted, determining the terms and conditions of each award and all matters to be determined in connection with an award, determining whether and certifying that performance goals are satisfied, correcting any defect or supplying any omission or reconciling any inconsistency in the Stock Incentive Plan, adopting, amending and rescinding rules, regulations, guidelines, forms of agreements and instruments relating to the Stock Incentive Plan, and making all other determinations as it may deem necessary or advisable for the administration of the Stock Incentive Plan. The compensation committee may also delegate to one or more officers or members of our board of directors the authority to grant awards to certain eligible individuals meeting specified requirements.

Notwithstanding the foregoing, our full board of directors administers the Stock Incentive Plan and makes all determinations and interpretations with respect to certain items. See “Management — Compensation Committee.”

The following table sets forth the number of shares of restricted stock granted to each of the named executive officers during fiscal 2010. Because Mr. Moser retired from the Company effective on December 26, 2010, he was not granted any shares in 2010:

2010 Restricted
Name	Stock Grants
Saed Mohseni	30,000
James J. O’Connor	25,000
Brian T. O’Malley	25,000
Michael L. Moser	—
Ronald F. Dee	9,000

Awards

Restricted Stock.  Restricted stock is a grant of a specified number of our common shares, which shares are subject to forfeiture upon the happening of specified events during the restriction period. The restrictions applicable to a grant of restricted stock may lapse based upon the passage of time, the attainment of performance goals or a combination thereof. During the period that a grant of restricted stock is subject to forfeiture, the transferability of such restricted stock is generally prohibited. However, unless otherwise provided in an award agreement, during such period, the participant will have all the rights of a shareholder with respect to the restricted stock, including the right to receive dividends and to vote. Dividends will be subject to the same restrictions as the underlying restricted stock unless otherwise provided in the award agreement, and cash dividends may be withheld until the applicable restrictions have lapsed.

Stock Options.  Stock options give a participant the right to purchase a specified number of our common shares for a specified time period at a fixed exercise price. Stock options granted under the Stock Incentive Plan may be either incentive stock options or non-qualified stock options, provided that only employees may be granted incentive stock options. The exercise price of a stock option will be determined by the compensation committee at the time of grant, but may not be less than the fair market value of our common shares on the date of grant (or less than 110% of the fair market value of our common shares on the date of grant in the case of an incentive stock option granted to a holder of more than 10% of our, or any of our subsidiaries’, voting power). A participant may pay the exercise price of a stock option in cash, with our common shares, or with a combination of cash and shares, as determined by the compensation committee; provided that participants who are subject to the reporting requirements of Section 16 of the Exchange Act may elect to pay all or a portion of the exercise price of a stock option by directing us to withhold common shares that would otherwise be received upon exercise of such option. The term of a stock option may in no event be greater than ten years (five years in the case of an incentive stock option granted to a holder of more than 10% of our, or any of our subsidiaries’, voting power). Stock options may vest and become exercisable based upon the passage of time, the attainment of performance goals or a combination thereof.

Stock Appreciation Rights.  A stock appreciation right provides a participant with the right to receive, upon exercise, the excess of (i) the fair market value of one common share on the date of exercise over (ii) the grant price of the stock appreciation right as determined by the compensation committee, but which may never be less than the fair market value of our common shares on the date of grant. Stock appreciation rights will be settled in our common shares (provided that fractional shares will be settled in cash) unless the compensation committee determines otherwise. The term of a stock appreciation right will be determined by the compensation committee at the time of grant, but will in no event be greater than ten years. Stock appreciation rights may vest and become exercisable based upon the passage of time, the attainment of performance goals or a combination thereof.

Restricted Stock Units.  Each restricted stock unit entitles the participant to receive, on the date of settlement, an amount equal to the fair market value of one of our common shares. Restricted stock units are solely a device for the measurement and determination of the amounts to be paid to a participant under the Stock Incentive Plan and do not constitute common shares. Restricted stock units may become vested based upon the passage of time, the attainment of performance goals or a combination thereof, and the vested portion of an award of restricted stock units will be settled within 30 days after becoming vested. Restricted stock units will be settled in our common shares (provided that fractional units will be settled in cash) unless the compensation committee determines otherwise. Restricted stock units do not give any participant rights as a shareholder with respect to such award, but the compensation committee may credit amounts equal to any dividends declared during the restriction period on the common shares represented by an award of restricted stock units to the account of a participant, with such amounts to be deemed to be reinvested in additional restricted stock units (which will be subject to the same forfeiture restrictions as the restricted stock units on which they were granted).

Other Stock-Based Awards.  The compensation committee is authorized to grant any other type of stock-based award that is payable in, or valued in whole or in part by reference to, our common shares and that is deemed by the compensation committee to be consistent with the purposes of the Stock Incentive Plan.

Termination of Employment or Service.  Generally, and unless otherwise provided in an award agreement or determined by the compensation committee, all unvested awards (or portions thereof) held by a participant will terminate and be forfeited upon his or her termination of employment or other service with us and our subsidiaries, and the vested portion of any option or stock appreciation right held by such participant may be exercised for a limited period of time following such termination (unless such termination is for cause).

Performance Goals.  The compensation committee may condition the grant or vesting of an award upon the attainment of one or more performance goals that must be met by the end of a specified period. Performance goals may be described in terms of company-wide objectives or objectives that are related to the performance of the individual participant or the subsidiary, division, department or function in which the participant is employed. Performance goals may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index. Performance goals may be based upon: specified levels of or increases in our, a division’s or a subsidiary’s return on capital, equity or assets; earnings measures or ratios (on a gross, net, pre-tax or post-tax basis); net economic profit (which is operating earnings minus a charge to capital); net income; operating income; sales; sales growth; gross margin; direct margin; share price (including but not limited to growth measures and total shareholder return); operating profit; per period or cumulative cash flow or cash flow return on investment (which equals net cash flow divided by total capital); inventory turns; financial return ratios; market share; balance sheet measurements; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; debt reduction; strategic innovation, including but not limited to entering into, substantially completing, or receiving payments under, relating to, or deriving from a joint development agreement, licensing agreement, or similar agreement; customer or employee satisfaction; individual objectives; any financial or other measurement deemed appropriate by the compensation committee as it relates to the results of operations or other measurable progress of us and our subsidiaries (or any business unit thereof); and any combination of any of the foregoing criteria.

Change in Control and Certain Corporate Transactions

In the event of a change in control, our board of directors may take any one or more of the following actions with respect to awards that are outstanding as of such change in control:

•	cause all outstanding awards to be fully vested and exercisable (if applicable);

•	cancel outstanding stock options and stock appreciation rights in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common shares underlying the unexercised portion of such award over the exercise price or grant price, as the case may be, of such portion, provided that any stock option or stock appreciation right with an exercise price or grant price, as the case may be, that equals or exceeds the fair market value of our common shares will be cancelled without payment;

•	terminate stock options and stock appreciation rights effective immediately prior to the change in control after providing participants with notice of such cancellation and an opportunity to exercise such awards;

•	require the successor corporation to assume outstanding awards and/or to substitute outstanding awards with awards involving the common stock of such successor corporation; or

•	take such other actions as our board of directors deems appropriate to preserve the rights of participants with respect to their awards.

A change in control is generally defined under the Stock Incentive Plan as:

•	the acquisition of more than 50% of the combined voting power of our then outstanding voting securities by any individual or entity (other than acquisitions by us, our subsidiaries, any of our or our subsidiaries’ benefit plans, an individual or entity who, as of the effective date of the Stock Incentive plan, owns 15% or more of the voting power or value of any class of our capital stock (a “substantial shareholder”) or an affiliate of a substantial shareholder);

•	a sale or other disposition during any 12-month period to any person or entity (other than a substantial shareholder or an affiliate of a substantial shareholder) of 51% or more of our assets;

•	the consummation of a merger or consolidation involving us if our shareholders, immediately before such merger or consolidation, do not own, directly or indirectly, immediately following such merger or consolidation, at least 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation; or

•	a change in the composition of a majority of the members of our board of directors during any 12-month period.

In the event that the compensation committee determines that any corporate transaction or event (such as a stock dividend, recapitalization, forward split or reverse split, reorganization, merger or consolidation) affects our common shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of the Stock Incentive Plan participants, the compensation committee will proportionately and equitably adjust the number and kind of shares which may be issued in connection with awards, the number and kind of shares issuable in respect of outstanding awards, the aggregate number and kind of shares available under the Stock Incentive Plan (on an aggregate, individual and/or award-specific basis) and the exercise price or grant price relating to any award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding award. The compensation committee may also make adjustments in the terms and conditions of awards in recognition of unusual or nonrecurring events or in response to changes in applicable laws, regulations or accounting principles.

Amendment and Termination

Unless terminated sooner, the Stock Incentive Plan will automatically terminate on the tenth anniversary of its approval by our board of directors. Our board of directors has the authority to amend or terminate the Stock Incentive Plan without shareholder approval.

However, to the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code or the rules of any applicable stock exchange or national market system, or in the event that we desire to amend the Stock Incentive Plan to increase the number of shares subject to the Stock Incentive Plan or to decrease the price at which awards may be granted, we will obtain shareholder approval of any such amendment to the Stock Incentive Plan in such a manner and to such a degree as may be required.

A copy of the Stock Incentive Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

Bravo Development, Inc. Option Plan

The Bravo Development, Inc. Option Plan was adopted by the board of directors on February 13, 2007. An aggregate of 1,808,593 common shares were authorized for issuance under the 2006 Plan. In October 2010, the Company’s board of directors determined, pursuant to the exercise of its discretion in accordance with the 2006 Plan, that 80.0% of each outstanding option award would be deemed vested and exercisable in connection with the IPO, based upon the deemed achievement of designated performance thresholds. As a result, options to purchase 1,414,203 common shares became fully vested and exercisable following the consummation of our IPO. The remaining unvested and/or unexercisable portion of each outstanding option award was forfeited in accordance with the terms of the 2006 Plan. See “Compensation Discussion and Analysis — Equity Compensation.”

In connection with the adoption of the Stock Incentive Plan, the board of directors terminated the 2006 Plan effective as of October 21, 2010, and no further awards will be granted under the 2006 Plan. However, the termination of the 2006 Plan does not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan. Options granted under the 2006 Plan expire ten years after the date of grant.

Options

Options granted under the 2006 Plan are either “incentive stock options,” which are intended to qualify for certain U.S. federal income tax benefits under Section 422 of the Internal Revenue Code, or “non-qualified stock options.” The 2006 Plan permits the option holder to pay the exercise price for an option in cash or a certified check, or, with the approval of the board of directors, in our common shares with a fair market value equal to the exercise price, by delivery of an assignment of a sufficient amount of the proceeds from the sale of common shares to be acquired pursuant to such exercise and an instruction to a broker or selling agent to pay such amount to the Company, or any combination of the foregoing.

Certain Transactions

In the event of a public offering in which the aggregate net proceeds received by the Company and any participating selling shareholders is no less than $50.0 million, a consolidation, combination or merger of the Company with any other entity, a sale of all or substantially all of the assets of the Company or a divisive reorganization, liquidation or partial liquidation of the Company, the board of directors may take any of the following actions:

•	Accelerate the exercisability of all or a portion of the options,

•	Cancel outstanding options in exchange for a cash payment in an amount equal to the excess, if any, of the fair market value of the common shares underlying the unexercised portion of the option over the exercise price of such portion,

•	Terminate all options immediately prior to such transaction, provided the option holders are given an opportunity to exercise the option within a specified period following their receipt of written notice of the transaction and the intention to terminate the options prior to such transaction, or

•	Require the successor corporation, if the Company does not survive such transaction, to assume outstanding options or provide awards involving the common stock of such successor on terms and conditions that preserve the rights of the option holders prior to such transaction.

Options are also subject to adjustments, as necessary to preserve the rights of option holders, in the event of a change in the Company’s capitalization such as a stock split, spin-off, stock dividend, merger or reorganization.

Transferability

Unless the board of directors determines otherwise, options granted under the 2006 Plan are nontransferable, except by the laws of descent and distribution.

Amendment and Termination

The board may amend or modify the 2006 Plan at any time, provided that such amendment may not amend the plan in any way that would adversely affect outstanding awards without the applicable holders’ consent. As stated above, the board of directors terminated the 2006 Plan effective as of October 21, 2010 and no further awards will be granted under the 2006 Plan.

Principal and Selling Shareholders

The following table sets forth information regarding the beneficial ownership of our common shares as of February 14, 2011 by:

•	each person known to us to beneficially own more than 5% of the outstanding common shares;

•	each of our named executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each selling shareholder.

The table also sets forth such persons’ beneficial ownership of common shares immediately after this offering. None of our preferred shares were outstanding as of February 14, 2011.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all common shares that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 19,250,500 common shares and no preferred shares outstanding as of February 14, 2011.

In computing the number of common shares beneficially owned by a person or group and the percentage ownership of that person or group, we deemed to be outstanding any common shares subject to options held by that person or group that are currently exercisable or exercisable within 60 days after February 14, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner set forth in the table is c/o Bravo Brio Restaurant Group, Inc., 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212 and our telephone number is (614) 326-7944.

						Number of
	Before Offering					Additional	After Offering
	Number of		Percent of		Number of	Common	Number of	Percent of
	Common		Common		Common	Shares to be	Common	Common
	Shares		Shares		Shares to be	Sold at	Shares	Shares
	Beneficially		Beneficially		Sold in this	Underwriters	Beneficially	Beneficially
Name of Beneficial Owner	Owned		Owned		Offering	Option	Owned	Owned
FMR LLC(1)	2,590,376		13.5%		—	—	2,590,376	13.5%
Bruckmann, Rosser, Sherrill & Co. II L.P.(2)	2,281,061		11.8		2,080,510	200,551	—	—
CHBravo Holding I LLC(3)	2,281,061		11.8		2,080,510	200,551	—	—
Baron Capital Group, Inc.(4)	1,250,000		6.5		—	—	1,250,000	6.5
Lord, Abbett & Co. LLC(5)	1,057,723		5.5		—	—	1,057,723	5.5
Alton F. Doody, III	1,408,555	(6)	7.3		—	—	1,408,555	7.3
Saed Mohseni	444,957	(7)	2.3		—	—	444,957	2.3
Harold O. Rosser II(8)	—		—		—	—	—	—
David B. Pittaway(9)	—		—		—	—	—	—
Allen J. Bernstein	18,086	(10)		*	—	—	18,086		*
James J. O’Connor	102,568	(11)		*	—	—	102,568		*
Brian T. O’Malley	180,021	(12)		*	—	—	180,021		*
Ronald F. Dee	137,421	(13)		*	—	—	137,421		*
James S. Gulmi	—		—		—	—	—	—
Fortunato N. Valenti	—		—		—	—	—	—
Julie Frist(2)	4,062			*	3,656	406	—	—
Michael L. Moser(14)	165,304	(15)		*	—	15,000	150,304		*
All directors and executive officers as a group (10 persons)(16)	2,291,608		11.5%		—	—	2,291,608	11.5%

*	Less than 1%

(1)	FMR LLC has sole power to vote or direct the vote of 142,629 shares and sole power to dispose of or direct the disposition of all 2,590,376 shares. The foregoing information is based solely on a Schedule 13G/A filed by FMR LLC with the SEC on February 14, 2011. The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(2)	BRSE, L.L.C. is the general partner of Bruckmann, Rosser, Sherrill & Co. II L.P. (“BRS II”) and as such may be deemed to have indirect beneficial ownership of the common shares held by BRS II. Officers of BRSE, L.L.C. serve as power of attorney holders of Ms. Frist and as such BRS II may be deemed to have indirect beneficial ownership of the common shares held by Ms. Frist. BRS II expressly disclaims beneficial ownership of the common shares held by Ms. Frist. The address of Ms. Frist is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, New York, New York 10022.

(3)	The address of CHBravo Holding I LLC (“CHBravo”) is c/o Castle Harlan, Inc., 150 East 58th Street, New York, New York 10155.

(4)	BAMCO, Inc. is a subsidiary of Baron Capital Group, Inc. (“BCG”) and Ronald Baron owns a controlling interest in BCG. BCG, BAMCO, Inc., Baron Small Cap Fund and Ronald Baron have shared power to vote or direct the vote and shared power to dispose of or direct the disposition of all 1,250,000 shares. The foregoing information is based solely on a Schedule 13G filed by BCG with the SEC on February 14, 2011. The primary address for BCG is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(5)	Lord, Abbett & Co. LLC has sole power to vote or direct the vote of 971,923 shares and sole power to dispose of or direct the disposition of all 1,057,723 shares. The foregoing information is based solely on a Schedule 13G filed by Lord, Abbett & Co. LLC with the SEC on February 14, 2011. The address for Lord, Abbett & Co. LLC is 90 Hudson Street, Jersey City, New Jersey 07302.

(6)	Includes options to purchase 90,430 common shares that became fully vested and exercisable following the consummation of our initial public offering.

(7)	Includes options to purchase 361,719 common shares that became fully vested and exercisable following the consummation of our initial public offering. Does not include 30,000 shares of unvested restricted stock granted to Mr. Mohseni in 2010.

(8)	The address of Mr. Rosser is c/o Rosser Capital Partners Management, L.P., 33 Benedict Place, Greenwich, Connecticut 06830.

(9)	The address of Mr. Pittaway is c/o Castle Harlan, Inc., 150 East 58th Street, New York, New York, 10155.

(10)	Includes options to purchase 18,086 common shares that became fully vested and exercisable following the consummation of our initial public offering.

(11)	Includes options to purchase 75,651 common shares that became fully vested and exercisable following the consummation of our initial public offering. Does not include 25,000 shares of unvested restricted stock granted to Mr. O’Connor in 2010.

(12)	Includes options to purchase 93,737 common shares that became fully vested and exercisable following the consummation of our initial public offering. Does not include 25,000 shares of unvested restricted stock granted to Mr. O’Malley in 2010.

(13)	Includes options to purchase 92,635 common shares that became fully vested and exercisable following the consummation of our initial public offering. Does not include 9,000 shares of unvested restricted stock granted to Mr. Dee in 2010.

(14)	Mr. Moser retired from the Company effective December 26, 2010.

(15)	Includes options to purchase 93,737 common shares that became fully vested and exercisable following the consummation of our initial public offering.

(16)	See notes 6-7 and 10-13. Includes 732,258 common shares that can be acquired within 60 days of February 14, 2011.

Certain Relationships and Related Party Transactions

The following sets forth certain transactions involving us and our directors, executive officers and affiliates.

We do not have a formal written policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. Our audit committee is responsible for review, approval and ratification of “related-person transactions” between us and any related person. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5.0% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Other than the transactions described below and the arrangements described under “Compensation Discussion and Analysis,” since December 30, 2007, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Reorganization Transactions

Immediately prior to the consummation of our initial public offering in October 2010, pursuant to an exchange agreement dated as of October 18, 2010 among us, Bravo Development Holdings LLC (“Holdings”), our majority shareholder at that time, and each of our then-existing shareholders, we completed an exchange of each share of our then-outstanding common stock and Series A preferred stock for common shares. An aggregate of 14,250,000 new common shares were issued by us in exchange for all shares of our outstanding Series A preferred stock and our outstanding common stock. Under the terms of the exchange agreement, each outstanding share of Series A preferred stock together with all accrued and undeclared dividends thereon was exchanged for approximately 117.9 new common shares and each outstanding share of common stock was exchanged for approximately 6.9 new common shares. After completion of the exchange, we had 7,234,370 and 7,015,630 common shares, no par value per share, outstanding as a result of the exchange of our outstanding common stock and outstanding Series A preferred stock, respectively. Following the exchange transactions and immediately prior to the consummation of our initial public offering, Holdings distributed the new common shares it received as part of the exchanges detailed above to its members on a pro rata basis in accordance with such members’ ownership interest in the units of Holdings. Following this distribution, Holdings was dissolved.

BRS Management Agreement

On June 29, 2006, or the Effective Date, we entered into a management agreement with Bruckmann, Rosser, Sherrill & Co., Inc., or BRS Inc., pursuant to which BRS Inc. agreed to provide us certain advisory and consulting services relating to business and organizational strategy, financial and investment management and merchant and investment banking. This agreement was mutually terminated by the parties effective upon the consummation of our initial public offering in October 2010 and the payment by us of a $0.4 million termination fee. Under the terms of the management agreement, we agreed to pay BRS Inc. (i) in 2008, an annual fee equal to the greater of $0.2 million and 0.75% of EBITDA, as defined in the management agreement, (ii) in 2009 and each following year, an annual fee equal to $0.8 million and (iii) a transaction fee in connection with each acquisition, divesture and public offering of equity securities in which we engaged (including our initial public offering), the amount of which varied depending on the size and type of transaction, plus, in each case, reimbursement for all reasonable out-of-pocket expenses incurred by BRS Inc. We also agreed to indemnify BRS Inc. for any losses and liabilities arising out of its provision of services to us or otherwise related to its performance under the management agreement. For our fiscal years ended December 26, 2010, December 27, 2009 and December 28, 2008, we paid BRS Inc. or otherwise accrued $1.2 million, $0.8 million and $0.3 million, respectively, in management fees and expenses.

Castle Harlan Management Agreement

On the Effective Date, we also entered into a management agreement with Castle Harlan, Inc., or Castle Harlan, pursuant to which Castle Harlan agreed to provide us certain advisory and consulting services relating to business and organizational strategy, financial and investment management and merchant and investment banking. This agreement was also mutually terminated by the parties effective upon the consummation of our initial public offering in October 2010 and the payment by us of a $0.4 million termination fee. Under the terms of the management agreement, we agreed to pay Castle Harlan (i) in 2008, an annual fee equal to the greater of $0.2 million and 0.75% of EBITDA, as defined in the management agreement, (ii) in 2009 and each following year, an annual fee equal to $0.8 million and (iii) a transaction fee in connection with each acquisition, divesture and public offering of equity securities in which we engaged (including our initial public offering), the amount of which varied depending on the size and type of transaction, plus in each case reimbursement for all reasonable out-of-pocket expenses incurred by Castle Harlan. We also agreed to indemnify Castle Harlan for any losses and liabilities arising out of its provision of services to us or otherwise related to its performance under the management agreement. For our fiscal years ended December 26, 2010, December 27, 2009 and December 28, 2008, we paid Castle Harlan or otherwise accrued $1.2 million, $0.8 million and $0.3 million, respectively, in management fees and expenses.

Securities Holders Agreement

On the Effective Date, we entered into a securities holders agreement among us, Holdings, Alton Doody and certain of our other then-existing shareholders. The securities holders agreement, among other things: (i) restricted the transfer of our equity securities and (ii) granted preemptive rights on issuances of our equity securities, subject to certain exceptions, including issuances pursuant to certain public equity offerings. The securities holders agreement was terminated upon the consummation of our initial public offering pursuant to the terms of the exchange agreement described above under “— Reorganization Transactions.”

New Investors Securities Holders Agreement

On the Effective Date, we entered into a new investors securities holders agreement among us, Holdings, certain of our named executive officers and certain of our other then-existing shareholders. The new investors securities holders agreement, among other things: (i) restricted the transfer of our equity securities, (ii) granted us a purchase option on our equity securities held by employee shareholders upon certain termination events, (iii) required each shareholder who was a party to the agreement to consent to a sale of our company if such sale was approved by Holdings, (iv) granted tag-along rights on certain transfers of our equity securities by any shareholder who was a party to the agreement and (v) granted preemptive rights on issuances of our equity securities, subject to certain exceptions, including issuances pursuant to certain public equity offerings. The new investors securities holders agreement was terminated upon the consummation of our initial public offering pursuant to the terms of the exchange agreement described above under “— Reorganization Transactions.”

Registration Rights Agreement

On the Effective Date, we entered into a registration rights agreement with substantially all of our then existing shareholders entitling them to certain rights with respect to the registration of their shares of common stock under the Securities Act. Shareholders who purchased shares in our initial public offering are not parties to the registration rights agreement. Under the registration rights agreement, certain holders of our common shares may demand that we file a registration statement under the Securities Act covering some or all of such holders’ shares. The registration rights agreement limits the number of demand registration requests the holders may require us to file to six; however, successor holders of at least a majority of our common shares issued to Bravo Development Holdings LLC may require us to file an unlimited number of registration statements on Form S-3. In addition, certain holders of our common shares have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to a demand registration or specified excluded registrations, such holders may require us to include all or a portion of their common shares in the registration. Each shareholder party to the registration rights agreement has agreed not to effect any public sale or distribution of our securities for its own account during the ten day period prior to and during the 90 day period beginning on the effective date of a registration statement filed with the SEC. We have agreed not to effect any public sale or distribution of our securities (subject to certain exceptions) during the ten day period prior to and during the 90 day period beginning on the effective date of a registration statement filed with the SEC. All fees, costs and expenses of any registration effected pursuant to the registration rights agreement including all registration and filing fees, printing expenses, legal expenses will be paid by us. Substantially, all of the holders of registration rights have waived those rights with respect to the offering.

Employment Agreements

Currently, the Company is a party to employment agreements with Saed Mohseni, our President and Chief Executive Officer, and James J. O’Connor, our Chief Financial Officer, Secretary and Treasurer. These agreements are described in more detail in “Compensation Discussion and Analysis — Employment Agreements.”

We are not party to any effective employment agreements with any other executive officer.

Description of Capital Stock

Our authorized capital stock consists of 100,000,000 common shares, no par value per share, and 5,000,000 preferred shares, no par value per share, the rights and preferences of which may be established from time to time by our board of directors. As of February 14, 2011, there were 19,250,500 common shares, no par value per share, issued and outstanding held by approximately 900 holders of record and no preferred shares, no par value per share, issued and outstanding.

The following descriptions are summaries of the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a more thorough understanding of the terms of our capital stock, you should refer to our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Regulations, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Shares

The holders of our common shares are entitled to dividends as our board of directors may declare, from time to time, from funds legally available therefor, subject to the preferential rights of the holders of our preferred shares, if any, and any contractual limitations on our ability to declare and pay dividends. The holders of our common shares are entitled to one vote per share on any matter to be voted upon by shareholders, subject to certain exceptions relating, among other matters, to our preferred shares, if any. Our articles of incorporation do not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of our common shares voting will be able to elect all of the directors elected each year, subject to the voting rights of our preferred shares, if any. Except as otherwise provided by law, the holders of a majority in voting power of the shares issued and outstanding and entitled to vote at such meeting of shareholders will constitute a quorum at such meeting of the shareholders for the transaction of business, subject to the voting rights of our preferred shares, if any. No holder of our common shares has any preemptive right to subscribe for any shares of our capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common shares are entitled to share ratably in all assets available for distribution after payment of creditors, subject to prior distribution rights of our preferred shares, if any.

Preferred Shares

Our Second Amended and Restated Articles of Incorporation provide that our board of directors may, by resolution, establish one or more series of preferred shares having the number of shares and relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further shareholder approval. The holders of our preferred shares may be entitled to preferences over common shareholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our board of directors approving the issuance of such shares.

The issuance of our preferred shares may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common shares. In addition, the issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting shares. At present, we have no plans to issue any preferred shares.

Registration Rights

Under the terms of the registration rights agreement, if we propose to register any of our common shares under the Securities Act, whether for our own account or otherwise, certain holders of our common shares are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations, including, without limitation, pro rata reductions in the number of shares to be sold in an offering. Such holders also may require us to effect the registration of their shares for sale to the public, subject to certain conditions and limitations. We would be responsible for certain expenses of any such registration. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Anti-Takeover Effects of Our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Regulations and Ohio Law

Articles of Incorporation and Regulations.  Certain provisions of our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Regulations could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our shareholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions are also intended to discourage certain tactics that may be used in proxy fights.

However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common shares, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our shareholders.

Classified Board of Directors.  Our Second Amended and Restated Articles of Incorporation provide for our board of directors to be divided into two classes of directors, with each class as nearly equal in number as possible, serving staggered two year terms. As a result, approximately one half of our board of directors will be elected each year. The classified board provision helps to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay shareholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years.

Special Meetings.  Our Second Amended and Restated Regulations provide that special meetings of the shareholders may be called only upon the written request of not less than fifty percent (50%) of the combined voting power of the voting stock, upon the request of a majority of the board of directors or upon the request of the chairman of the board, the president or the chief executive officer. Our Second Amended and Restated Regulations prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Advance Notice Requirements for Shareholder Proposals and Director Nominees.  Our Second Amended and Restated Regulations establish an advance notice procedure for our shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or its Chairman, or by a shareholder who is entitled to vote on such election and who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The shareholder notice procedure also provides that at an annual meeting of our shareholders, only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors or its Chairman or by a shareholder who is entitled to vote on such business and who has given timely written notice to our Secretary of such shareholder’s intention to bring such business before such meeting. Under the shareholder notice procedure, if a shareholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the shareholder must submit written notice to us in accordance with the requirements set forth in our Second Amended and Restated Regulations. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not timely provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Removal; Filling Vacancies.  Our Second Amended and Restated Regulations authorize our board of directors to fill any vacancies that occur in our board of directors by reason of death, resignation, removal or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next election of the class for which such director has been chosen and until his successor is elected and qualified or until the director’s earlier death, resignation or removal. Our Second Amended and Restated Regulations also provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the combined voting power of our then outstanding shares. Except as may otherwise be provided by law, cause is defined to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal, has failed to attend 12 consecutive meetings of the board of directors or has been adjudged by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to us in a matter of substantial importance to us, and such adjudication is no longer subject to direct appeal. The effect of these provisions is to preclude a shareholder from removing incumbent directors without cause, as so defined, and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees.

Authorized but Unissued Shares.  Our authorized but unissued common shares and preferred shares will be available for future issuance without shareholder approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise.

Indemnification.  Our Second Amended and Restated Articles of Incorporation and Second Amended and Restated Regulations include provisions to (1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the Ohio Revised Code and (2) indemnify our directors and officers to the fullest extent permitted by the Ohio Revised Code. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

Control Share Acquisitions.  We are an issuing public corporation subject to Section 1701.831 of the Ohio Revised Code, known as the “Ohio Control Share Acquisition Statute.” This statute provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to any person’s acquisition of the corporation’s shares that would entitle the acquirer, directly or indirectly, alone or acting with others, to exercise or direct the voting power of the corporation in the election of directors within any of the following ranges: (1) one-fifth or more but less than one-third of that voting power, (2) one-third or more but less than a majority of that voting power or (3) a majority or more of that voting power. Under the statute, a control share acquisition must be approved at a special meeting of the shareholders, at which a quorum is present, by at least a majority of the voting power of the corporation in the election of directors represented at the meeting and by the holders of at least a majority of the portion of the voting power excluding the voting power of certain “interested shares.” Interested shares include shares owned by the acquirer, by officers elected or appointed by the directors of the corporation and by directors of the corporation who also are employees of the corporation.

Merger Moratorium Statute.  As an issuing public corporation, we also are subject to Chapter 1704 of the Ohio Revised Code, known as the “Merger Moratorium Statute.” This statute prohibits certain transactions if they involve both the corporation and a person that is an “interested shareholder” (or anyone affiliated or associated with an “interested shareholder”), unless the board of directors has approved, prior to the person becoming an interested shareholder, either the transaction or the acquisition of shares pursuant to which the person became an interested shareholder. An interested shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or acting with others, to exercise or direct the exercise of 10% of the voting power of the corporation in the election of directors. The prohibition imposed on a person by Chapter 1704 is absolute for at least three years from the interested shareholder’s acquisition date and continues indefinitely thereafter unless (1) the acquisition of shares pursuant to which the person became an interested shareholder received the prior approval of the corporation’s board of directors, (2) the Chapter 1704 transaction is approved by the holders of shares entitled to exercise at least two-thirds of the voting power of the corporation (which our Second Amended and Restated Articles of Incorporation have reduced to a majority of our voting power) in the election of directors, including shares representing at least a majority of voting shares that are not beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder or (3) the Chapter 1704 transaction satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders of the corporation.

Nasdaq Global Market Listing Trading

Our common shares are listed on the Nasdaq Global Market under the symbol “BBRG.”

Transfer Agent and Registrar

Wells Fargo Bank, National Association is the transfer agent and registrar for our common shares.

Shares Eligible For Future Sale

Our common shares have been traded on the Nasdaq Global Market under the symbol “BBRG” since October 21, 2010. Prior to that date there was no public market for our common shares. We cannot predict the effect, if any, future sales of our common shares, or the availability for future sale of our common shares, will have on the market price of our common shares prevailing from time to time. The sale of substantial amounts of our common shares in the market, or the perception that such sales could occur, could harm the prevailing market price of our common shares. The following table sets forth, for the periods indicated, the high and low price per share of our common shares, as reported by the Nasdaq Global Market:

Quarter Ended	High	Low
December 26, 2010	$20.29	$14.26

Sale of Restricted Shares

We have 19,250,500 common shares outstanding and no preferred shares outstanding as of February 14, 2011 held by approximately 900 holders of record. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act. In general, affiliates include our executive officers, directors and 10% shareholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

Upon completion of this offering, 3,559,544 common shares will be “restricted securities,” as that term is defined in Rule 144 promulgated under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 promulgated under the Securities Act, our common shares (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	11,544,564 shares will be eligible for sale on the date of this prospectus;

•	1,569,464 shares will be eligible for sale upon the expiration of the lock-up agreements related to our initial public offering, as more particularly described below, beginning April 19, 2011 unless earlier waived by the underwriters;

•	1,975,452 shares will be eligible for sale upon the expiration of the lock-up agreements related to this offering, as more particularly described below, beginning 90 days after the date of this prospectus;

•	681,945 shares will be eligible for sale, upon the exercise of vested options granted under the Bravo Development, Inc. 2006 Stock Option Plan, upon the expiration of the lock-up agreements related to our initial public offering, as more particularly described below, beginning April 19, 2011 unless earlier waived by the underwriters;

•	732,258 shares will be eligible for sale, upon the exercise of vested options granted under the Bravo Development, Inc. 2006 Stock Option Plan, upon the expiration of the lock-up agreements related to this offering, as more particularly described below, beginning 90 days after the date of this prospectus.

In addition, we have reserved 1.9 million common shares for issuance under the Bravo Brio Stock Incentive Plan, of which, as of February 14, 2011, 445,300 shares are subject to vesting under outstanding restricted stock awards and 1,450,200 shares remain eligible for future issuance.

Lock-Up Agreements

Our directors, executive officers, the selling shareholders and substantially all of our other shareholders entered into lock-up agreements in connection with the initial public offering of our common shares, generally providing that they would not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common shares or any securities exercisable for or convertible into our common shares owned by them for a period of at least 180 days after the date of our initial public offering without the prior written consent of the underwriters. Despite possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the underwriters. The underwriters waived the restrictions under these lock-up agreements applicable to the Company and the selling shareholders for purposes of this offering.

In connection with this offering, the Company, all of our directors and executive officers and the selling shareholders (other than Mr. Moser) entered into lock-up agreements, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common shares or any securities exercisable for or convertible into our common shares owned by them for a period of at least 90 days after the date of this offering without the prior written consent of the underwriters. Despite possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the underwriters. The lock-up agreements are more fully described in “Underwriting — Lock-Up Agreements.”

We have been advised by the underwriters that they may at their discretion waive either or both sets of lock-up agreements; however, they have no current intention of releasing any shares currently subject to a lock-up agreement, other than the limited release provided to the Company and the selling shareholders related to this offering. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider circumstances of emergency and hardship.

Rule 144

Generally, Rule 144 provides that an affiliate who has beneficially owned “restricted” common shares for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of our common shares then outstanding, which will equal 192,505 shares at the time of this offering; or

•	the average weekly trading volume of the common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, sales under Rule 144 are subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

In the event that any person who is deemed to be our affiliate purchases our common shares in this offering or acquires our common shares pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person will be subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted common shares for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Under Rule 701, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Form S-8 Registration Statements

We have filed registration statements on Form S-8 under the Securities Act covering shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any such options or shares are freely tradable in the public market. We have granted options to purchase 1,414,203 common shares that have vested and are immediately exercisable and have granted 451,800 restricted stock awards, 445,300 of which are unvested at February 14, 2011. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

Material U.S. Federal Tax Considerations For
Non-United States Holders

The following discussion is a general summary of the material U.S. federal tax consequences of the purchase, ownership and disposition of our common shares applicable to “non-U.S. holders.” As used herein, a non-U.S. holder means a beneficial owner of our common shares that is not a U.S. person (as defined below) or a partnership for U.S. federal income tax purposes, and that will hold our common shares as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (2) was in existence on August 20, 1996, was treated as a U.S. domestic trust immediately prior to that date, and has validly elected to continue to be treated as a U.S. domestic trust.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not consider state and local or non-U.S. tax consequences. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, regulated investment companies, real estate investment trusts, dealers in securities, holders of our common shares held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common shares as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or “IRS,” and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

Each prospective non-U.S. holder is encouraged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of purchasers holding and disposing of our common shares.

U.S. Trade or Business Income

For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our common shares, will be considered to be “U.S. trade or business income” if such dividend income or gain is (1) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (2) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a “permanent establishment” (or, for an individual, a “fixed base”) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property (other than certain stock distributions) that we pay on our common shares (or certain redemptions that are treated as distributions on our common shares) will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to our discussion in “— Additional Future

Information Reporting and Withholding Requirements” below, a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common shares. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common shares, and thereafter will be treated as capital gain. See “— Dispositions of Our Common Shares” below. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common shares that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder is encouraged to consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a non-U.S. holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Shares

Subject to our discussion in “— Additional Future Information Reporting and Withholding Requirements” below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common shares unless:

•	the gain is U.S. trade or business income, as described above;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation,” which we refer to as “USRPHC,” under section 897 of the Code at any time during the shorter of the five year period ending on the date of disposition and the non-U.S. holder’s holding period for our common shares.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements, and associated personal property. We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC, although there can be no assurance these conclusions are correct or might not change in the future based on changed circumstances. If we are found to be a USRPHC, a non-U.S. holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common shares so long as our common shares are “regularly traded on an established securities market” as defined under applicable Treasury regulations and a non-U.S. holder owns, actually and constructively, 5% or less of our common shares during the shorter of the five year period ending on the date of disposition and such non-U.S. holder’s holding period for our common shares. Prospective investors should be aware that no assurance can be given that our common shares will be so regularly traded when a non-U.S. holder sells its our common shares.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of our common shares generally will be exempt from backup withholding if the

non-U.S. holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common shares to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies (usually on IRS Form W-8BEN) as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common shares to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States, or a “U.S. related person” as defined under applicable Treasury regulations. In the case of the payment of the proceeds from the disposition of our common shares to or through a non-U.S. office of a broker that is either a U.S. person or a “U.S. related person”, the Treasury regulations require information reporting (but not the backup withholding tax) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders are encouraged to consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common shares).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, if the non-U.S. holder provides the required information to the IRS.

Additional Future Information Reporting and Withholding Requirements

On March 18, 2010, President Obama signed the “Hiring Incentives to Restore Employment (HIRE) Act,” or the HIRE Act. The HIRE Act includes a revised version of a bill introduced in late October 2009 in both the House and the Senate, the “Foreign Account Tax Compliance Act of 2009” or the FATCA bill.

Under the FATCA provisions of the HIRE Act, foreign financial institutions (which include hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of their size) and other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S.-source payments made to them. Specifically, FATCA requires that foreign financial institutions enter into an agreement with the United States government to collect and provide the U.S. tax authorities substantial information regarding U.S. account holders of such foreign financial institution. Additionally, FATCA requires all other foreign entities that are not financial institutions to provide the withholding agent with a certification identifying the substantial U.S. owners of such foreign entity. A foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements generally will be subject to a new 30% withholding tax with respect to any “withholdable payments” made after December 31, 2012, other than such payments that are made on “obligations” that are outstanding on March 18, 2012. For this purpose, withholdable payments are U.S.-source payments, such as dividends, otherwise subject to nonresident withholding tax and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. The U.S. Department of Treasury and IRS have announced that they intend to issue regulations specifying that instruments treated as equity for U.S. tax purposes, such as our common shares, will not be considered “obligations” and thus will not be excepted from the new reporting and withholding requirements regardless of when issued. The new FATCA withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., capital gain from the sale of our shares). The Treasury is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules. FATCA withholding under the HIRE Act will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks of issue and individuals, and the Treasury is authorized to provide additional exceptions.

As noted above, the new FATCA withholding and information reporting requirements generally will apply to withholdable payments made after December 31, 2012. Prospective non-U.S. holders are encouraged to consult with their own tax advisors regarding these new provisions.

Federal Estate Tax

Individual Non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common shares will be treated as U.S. situs property subject to U.S. federal estate tax.

Underwriting

We and the selling shareholders have entered into an underwriting agreement with the underwriters named below. Jefferies & Company, Inc., Piper Jaffray & Co. and Wells Fargo Securities, LLC are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name.

Number of
Underwriters	Shares
Jefferies & Company, Inc.	1,560,383
Piper Jaffray & Co.	1,560,383
Wells Fargo Securities, LLC	832,204
KeyBanc Capital Markets Inc.	104,025
Morgan Keegan & Company, Inc.	104,025

Total	4,161,020

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. The shares of common stock should be ready for delivery on or about April 1, 2011 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

Over-Allotment Option

The selling shareholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 416,102 additional shares from the selling shareholders solely to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be approximately $6.8 million, the total underwriting discounts and commissions payable by the selling shareholders will be approximately $0.4 million, and, before expenses, the total proceeds to the selling shareholders will be approximately $6.4 million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

Commission and Expenses

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $0.85 per share. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

The following table provides information regarding the amount of the discount to be paid to the underwriters by the selling shareholders:

			Total With Full
		Total Without	Exercise of
		Exercise of Over-	Over-Allotment
	Per Share	Allotment Option	Option
Public offering price	$16.25	$67,616,575	$74,378,232.50
Underwriting discounts and commissions to be paid by the selling shareholders	$0.85	$3,536,867	$3,890,553.70
Proceeds, before expenses, to selling shareholders	$15.40	$64,079,708	$70,487,678.80

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $0.6 million. We are paying all of these expenses of this offering. The selling shareholders will not pay any expenses of this offering, other than the underwriting discounts and commissions.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

In connection with our initial public offering, our directors, executive officers, the selling shareholders and substantially all of our other shareholders entered into lock-up agreements, generally providing that they would not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common shares or any securities exercisable for or convertible into our common shares owned by them for a period of at least 180 days after the date of our initial public offering without the prior written consent of the underwriters. The underwriters waived the restrictions under these lock-up agreements applicable to the Company and the selling shareholders named in this prospectus for purposes of this offering.

In addition to the lock-ups entered into in connection with our initial public offering, we, our executive officers and directors and the selling shareholders (other then Mr. Moser) named herein have agreed to a 90-day lock-up with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into common shares and securities that are exchangeable or exercisable for common shares. This means that, without the prior written consent of the representatives, for a period of 90 days following the date of this prospectus, we and such persons may not, subject to certain exceptions, directly or indirectly (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially or (2) publicly announce an intention to do any of the foregoing. In addition, the lock-up period may be extended in the event that we issue an earnings release or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

The restrictions in these lock-up agreements will not apply, subject to certain conditions, to transactions relating to (1) the sale of shares of common stock in this offering pursuant to the underwriting agreement or shares of common stock or other securities acquired in open market transactions after completion of this offering (2) a bona fide gift or gifts, (3) the transfer of any or all of the shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock owned by a shareholder, either during such shareholder’s lifetime or on death, by gift, will or interstate succession to an immediate family of the shareholder or to a trust the beneficiaries of which are exclusively the shareholder and/or a member or members of the shareholder’s immediate family, or (4) a distribution to limited partners or shareholders of the restricted party, provided, however, that the recipient in (2), (3) or (4) agrees to be bound by such restrictions.

Discretionary Sales

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “BBRG.”

Price Stabilization, Short Positions and Penalty Bids

SEC rules may limit the ability of the underwriters to bid for or purchase our common stock before distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

Stabilizing Transactions.  The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the market price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

Over-allotments and Syndicate Covering Transactions.  The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. A bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters is a “syndicate covering transaction.” Establishing short sales positions may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after the pricing of this offering, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

Penalty Bids.  If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Passive Market Making.  Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market if such purchases by the underwriters were not occurring. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the Nasdaq Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Upon receipt of a request by an investor or its representative who has received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, we will promptly transmit, or cause to be transmitted, without charge, a paper copy of the prospectus.

Selling Restrictions

Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of any shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

1.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

2.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

3.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented, warranted and agreed that:

1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the FSMA does not apply to us; and

2.	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

This prospectus (including any amendment, supplement or replacement thereto) has not been approved either by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France within the meaning of Article L. 411-1 of the French Code Monétaire et Financier except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus or any other materials related to the offer or information contained herein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to the Residents of Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the securities in Germany. Consequently, the securities may not be distributed in Germany by way of public offering, public advertisement or in any similar manner AND THIS DOCUMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF THE SECURITIES TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. The securities are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the common shares may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the common shares in Switzerland.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, affiliates of Wells Fargo Securities, LLC are agents and lenders under the company’s senior credit facilities and an affiliate of Wells Fargo Securities, LLC is acting as transfer agent and registrar of our common stock.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the company.

Legal Matters

We are represented by Dechert LLP, Philadelphia, Pennsylvania and Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. The validity of the shares offered hereby will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The consolidated annual financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, covering the common shares being offered by the selling shareholders. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common shares, you should refer to the registration statement and to its exhibits and schedules filed therewith. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at the public reference room (Room 1580), 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov. We maintain a website at http://www.bbrg.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements—December 28, 2008, December 27, 2009 and December 26, 2010
Consolidated Balance Sheets as of December 27, 2009 and December 26, 2010	F-3
Consolidated Statements of Operations for the Years Ended December 28, 2008, December 27, 2009 and December 26, 2010	F-4
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency in Assets) for the Years Ended December 28, 2008, December 27, 2009 and December 26, 2010	F-5
Consolidated Statements of Cash Flows for the Years Ended December 28, 2008, December 27, 2009 and December 26, 2010	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of
Bravo Brio Restaurant Group, Inc.

We have audited the accompanying consolidated balance sheets of Bravo Brio Restaurant Group, Inc. and subsidiaries (the “Company”), as of December 26, 2010 and December 27, 2009, and the related consolidated statements of operations, stockholders’ equity (deficiency in assets), and cash flows for each of the three years in the period ended December 26, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bravo Brio Restaurant Group, Inc. and subsidiaries as of December 26, 2010 and December 27, 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 26, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Columbus, Ohio

February 17, 2011

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Consolidated Balance Sheets
AS OF DECEMBER 27, 2009 AND DECEMBER 26, 2010
(Dollars in thousands, except par values)

	2009	2010

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$249	$2,460
Accounts receivable	5,534	4,754
Tenant improvement allowance receivable	2,435	632
Inventories	2,203	2,415
Prepaid expenses and other current assets	2,049	2,229

Total current assets	12,470	12,490
PROPERTY AND EQUIPMENT, NET	144,880	147,621
OTHER ASSETS, NET	3,492	3,342

TOTAL ASSETS	$160,842	$163,453

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
CURRENT LIABILITIES
Trade and construction payables	$12,675	$9,920
Accrued expenses	21,658	21,150
Current portion of long-term debt	1,039	2,050
Deferred lease incentives	4,284	4,979
Deferred gift card revenue	8,970	9,725

Total current liabilities	48,626	47,824

DEFERRED LEASE INCENTIVES	53,451	54,594
LONG-TERM DEBT	116,992	38,950
OTHER LONG-TERM LIABILITIES	14,463	15,682
COMMITMENTS AND CONTINGENCIES (NOTE 13)
STOCKHOLDERS’ EQUITY (DEFICIENCY IN ASSETS)
Common shares, no par value, per share — authorized, 100,000,000 shares: issued and outstanding, 7,234,370 shares, $0.001 par value, issued and outstanding at December 27, 2009; 19,250,500 shares at December 26, 2010	1	191,297
Preferred shares, no par value per share, — authorized, 59,500 shares; $0.001 par value issued and outstanding at December 27, 2009; 5,000,000 shares issued and outstanding, 0 shares at December 26, 2010	1
Additional paid-in capital	110,972
Retained deficit	(183,664)	(184,894)

Total stockholders’ equity (deficiency in assets)	(72,690)	6,403

Total liabilities and stockholders’ equity	$160,842	$163,453

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Consolidated Statements of Operations
FOR THE FISCAL YEARS ENDED DECEMBER 28, 2008, DECEMBER 27, 2009
AND DECEMBER 26, 2010,
(Dollars and shares in thousands, except per share data)

	Fiscal Year Ended
	December 28,	December 27,	December 26,
	2008	2009	2010

REVENUES	$300,783	$311,709	$343,025
COSTS AND EXPENSES
Cost of sales	84,618	82,609	89,456
Labor	102,323	106,330	114,468
Operating	47,690	48,917	53,331
Occupancy	18,736	19,636	22,729
General and administrative expenses	15,271	17,280	37,539
Restaurant preopening costs	5,434	3,758	2,375
Asset impairment charges	8,506	6,436
Depreciation and amortization	14,651	16,088	16,708

Total costs expenses	297,229	301,054	336,606

INCOME FROM OPERATIONS	3,554	10,655	6,419
LOSS ON EXTINGUISHMENT OF DEBT			1,300
INTEREST EXPENSE, NET	9,892	7,119	6,121

(LOSS) INCOME BEFORE INCOME TAXES	(6,338)	3,536	(1,002)
INCOME TAX EXPENSE	55,061	135	228

NET (LOSS) INCOME	$(61,399)	$3,401	$(1,230)

UNDECLARED PREFERRED DIVIDENDS, NET OF ADJUSTMENT (NOTE 1)	(10,175)	(11,599)	(3,769)

NET LOSS ATTRIBUTED TO COMMON SHAREHOLDERS	$(71,574)	$(8,198)	$(4,999)

NET LOSS PER SHARE—BASIC AND DILUTED	$(9.89)	$(1.13)	$(0.54)

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC AND DILUTED	7,234	7,234	9,281

See notes to consolidated financial statements

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficiency in Assets)
FOR THE FISCAL YEARS ENDED DECEMBER 28, 2008, DECEMBER 27, 2009 AND DECEMBER 26, 2010,
(Dollars in thousands)

											Stockholders’
						Additional					Equity
	Common Stock		Preferred Stock			Paid-In	Retained	Treasury Stock			(Deficiency in
	Shares	Amount	Shares	Amount		Capital	Deficit	Shares	Amount		Assets)

BALANCE—December 30, 2007	7,234,370	$1	59,500		$1	$110,972	$(125,666)	—		$—	$(14,692)
Net Loss							(61,399)				(61,399)
Purchase of treasury shares								(1,585)		(100)	(100)
Sale of treasury shares								1,585		100	100

BALANCE—December 28, 2008	7,234,370	$1	59,500		$1	$110,972	$(187,065)	0		$0	$(76,091)
Net income							3,401				3,401
Purchase of treasury shares								(1,217)		(184)	(184)
Sale of treasury shares								1,217		184	184

BALANCE—December 27, 2009	7,234,370	$1	59,500		$1	$110,972	$(183,664)		$		$(72,690)

Net Loss							(1,230)				(1,230)
Share-based compensation costs		18,177									18,177
Exchange of common and preferred stock, to common shares, no par value per share	7,015,630	110,973	(59,500)		(1)	(110,972)
Issuance of common shares for initial public offering, net of fees and insurance costs	5,000,000	62,138									62,138
Issuance of restricted shares	500	8									8

BALANCE—December 26, 2010	19,250,500	$191,297		$		$—	$(184,894)	—		$—	$6,403

See notes to consolidated financial statements.

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Consolidated Statements of Cash Flows
FOR THE FISCAL YEARS ENDED DECEMBER 28, 2008, DECEMBER 27, 2009
AND DECEMBER 26, 2010
(Dollars and shares in thousands)

	Fiscal Year Ended
	December 28,	December 27,	December 26,
	2008	2009	2010

CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income	$(61,399)	$3,401	$(1,230)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization (excluding deferred lease incentives)	14,651	16,088	16,768
Loss (gain) on disposals of property and equipment	114	(236)	235
Write-off of unamortized loan origination fees			1,300
Impairment of assets	8,506	6,436
Amortization of deferred lease incentives	(3,139)	(5,016)	(4,734)
Stock compensation costs			18,185
Interest incurred but not yet paid	1,285	1,340	114
Deferred income taxes	54,895
Changes in certain assets and liabilities:
Accounts and tenant improvement receivables	446	(452)	2,583
Inventories	24	(213)	(212)
Prepaid expenses and other current assets	(882)	9	(180)
Trade and construction payables	1,596	(1,805)	(3,095)
Deferred lease incentives	15,205	10,771	6,572
Deferred gift card revenue	(587)	431	755
Other accrued liabilities	(1,153)	(545)	(508)
Other—net	2,939	3,573	1,129

Net cash provided by operating activities	32,501	33,782	37,682

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(42,496)	(25,708)	(18,695)
Proceeds from sale of property and equipment		500	4
Restricted cash	(251)	251
Intangibles acquired	(341)

Net cash used in investing activities	(43,088)	(24,957)	(18,691)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	104,450	103,450	80,550
Payments on long-term debt	(93,921)	(112,708)	(152,811)
Payment of paid-in-kind interest			(4,884)
Proceeds from common share issuance, net of underwriters fees			65,100
Costs incurred in connection with common share issuance			(2,962)
Proceeds from sale of stock	100	184
Repurchase of stock	(100)	(184)
Loan origination fees related to new credit facility			(1,773)

Net cash provided by (used in) financing activities	10,529	(9,258)	(16,780)

NET (DECREASE) INCREASE IN CASH EQUIVALENTS:	(58)	(433)	2,211
CASH AND EQUIVALENTS—BEGINNING OF YEAR	740	682	249

CASH AND EQUIVALENTS—END OF YEAR	$682	$249	$2,460

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid—net of $950, $454 and $70 capitalized in 2008, 2009, and 2010, respectively	$8,840	$7,030	$6,362
Income taxes (refunded) paid	$(83)	$300	$165
Property additions financed by trade and construction payables	$963	$994	$1,742

See notes to consolidated financial statements

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—As of December 26, 2010, Bravo Brio Restaurant Group, Inc. (the “Company”) owned and operated 86 restaurants under the trade names “Bravo! Cucina Italiana®,” “Brio® Tuscan Grille,” and “Bon Vie®.” Of the 86 restaurants the Company operates, there are 47 Bravo! Cucina Italiana® restaurants, 38 Brio® Tuscan Grille restaurants, and one Bon Vie® restaurant in operation in 29 states throughout the United States of America.

Fiscal Year End—The Company utilizes a 52- or 53-week accounting period which ends on the last Sunday of the calendar year. The fiscal years ended December 28, 2008, December 27, 2009 and December 26, 2010 each have 52 weeks.

Initial Public Offering—On October 26, 2010, the Company completed the initial public offering (“IPO”) of its common shares. The Company issued 5,000,000 shares in the offering, and existing shareholders sold an additional 6,500,000 previously outstanding shares, including 1,500,000 shares sold to cover over-allotments. The Company received net proceeds from the offering of approximately $62.1 million that have been used, together with borrowings under the Company’s senior credit facilities, to repay all of the Company’s previously outstanding loans under its prior senior credit facilities and to repay all its previously outstanding notes under its prior senior subordinated note agreement, in each case including any accrued and unpaid interest.

Pursuant to an exchange agreement among the Company and each of its shareholders, the Company completed an exchange (the “Exchange”) of each share of the Company’s common stock outstanding prior to the completion of the IPO on October 26, 2010 for approximately 6.9 new common shares of the Company. All issued and outstanding common shares and per share amounts, as well as options to purchase shares under the Bravo Development Inc. Option Plan (“2006 Plan”), contained in the financial statements have been retroactively adjusted to reflect this Exchange. After completion of the Exchange, the Company had 7,234,370 common shares and 1,767,754 options to purchase common shares outstanding. In connection with the IPO, the Company increased its authorized common shares from 3,000,000 shares of common stock, $0.001 par value per share, up to 100,000,000 common shares, no par value per share.

The undeclared preferred dividend total for fiscal 2010 of $10.8 million was offset by an add back of $7.0 million in the fourth quarter of 2010 related to the exchange of the Company’s Series A preferred stock. The exchange of the Series A preferred stock was completed prior to the Company’s initial public offering, using an estimated initial public offering price of $15.00 per share which, based on the total liquidation preference for the Series A preferred stock (including accrued and undeclared dividends thereon) of $105.2 million as of the date of the exchange, resulted in the issuance of 7,015,630 common shares. Because the final initial public offering price was $14.00 per share, the 7,015,630 common shares issued to the preferred shareholders represented only $98.2 million of value, $7.0 million less than the carrying value of the Series A preferred stock as of the date of the exchange. Because the fair value of consideration transferred was less than the carrying amount of the Series A preferred stock, the discount was added back to undeclared preferred dividends in arriving at net earnings available to common shareholders and is recorded as such on the Consolidated Statements of Operations for fiscal 2010. In connection with the IPO, the Company has authorized the issuance of up to 5,000,000 preferred shares, no par value per share.

At October 26, 2010, the closing date of the IPO, the Company had a total of 19,250,000 common shares issued and outstanding and no preferred shares issued and outstanding.

Upon consummation of the Company’s IPO and after giving effect to a modification by the board of directors in its discretion to give effect to the Exchange, 80.0% of the outstanding options to purchase common shares at a weighted average exercise price of $1.44 per share under the 2006 Plan became fully vested and exercisable. The remaining non-exercisable options were forfeited. Due to this modification, all of the options were revalued at the

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

date of the modification, October 6, 2010, and therefore the Company recorded a one-time non-cash charge of $17.9 million in stock compensation expense.

On October 6, 2010, the board of directors approved and on October 18, 2010 the Company’s shareholders approved, the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan (“Stock Incentive Plan”). The Stock Incentive Plan became effective upon the completion of the IPO on October 26, 2010. Pursuant to this plan, 1.9 million common shares of the Company have been reserved for award under the Stock Incentive Plan. In connection with the adoption of the Stock Incentive Plan, the board of directors terminated the 2006 Plan effective October 26, 2010, and no further awards will be granted under the 2006 Plan. However, the termination of the 2006 Plan will not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan. On October 26, 2010, the Company granted 451,800 shares of restricted stock to its employees under the Stock Incentive Plan. These shares will vest, subject to certain exceptions, over a four year period.

Accounting Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Actual amounts may differ from those estimates.

Cash and Cash Equivalents—The Company considers all cash and short-term investments with original maturities of three months or less as cash equivalents. All cash is principally deposited in one bank.

Receivables—Receivables, which the Company classifies within other current assets, consist primarily of amounts due from landlords for tenant incentives and credit card processors. Management believes outstanding amounts to be collectible.

Inventories—Inventories are valued at the lower of cost or market, using the first-in, first-out method and consist principally of food and beverage items.

Pre-opening Costs—Restaurant pre-opening costs consist primarily of wages and salaries, recruiting, meals, training, travel and lodging. Pre-opening costs include an accrual for straight-line rent recorded during the period between date of possession and the restaurant opening date for the Company’s leased restaurant locations. The Company expenses all such costs as incurred. These costs will vary depending on the number of restaurants under development in a reporting period.

Property and Equipment—Property and equipment are recorded at cost, less accumulated depreciation. Equipment consists primarily of restaurant equipment, furniture, fixtures and small wares. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including option periods, which are reasonably assured of renewal or the estimated useful life of the asset. The useful life of property and equipment involves judgment by management, which may produce materially different amounts of depreciation expense than if different assumptions were used. Property and equipment costs may fluctuate based on the number of new restaurants under development or opened, as well as any additional capital projects that are completed in a given period. The Company incurred depreciation expense of $13.9 million, $15.3 million and $16.1 million for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, respectively.

Leases—The Company currently leases all but four of its restaurant locations. The Company evaluates each lease to determine its appropriate classification as an operating or capital lease for financial reporting purposes. All of the Company’s leases are classified as operating leases. The Company records the minimum lease payments for its operating leases on a straight-line basis over the lease term, including option periods which in the judgment of

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

management are reasonably assured of renewal. The lease term commences on the date that the lessee obtains control of the property, which is normally when the property is ready for tenant improvements. Contingent rent expense is recognized as incurred and is usually based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of a defined amount. The Company’s lease costs will change based on the lease terms of its lease renewals as well as leases that the Company enters into with respect to its new restaurants.

Leasehold improvements financed by the landlord through tenant improvement allowances are capitalized as leasehold improvements with the tenant improvement allowances recorded as deferred lease incentives. Deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term, including option periods which in the judgment of management are reasonably assured of renewal (same term that is used for related leasehold improvements) and are recorded as a reduction of occupancy expense. As part of the initial lease terms, the Company negotiates with its landlords to secure these tenant improvement allowances.

Other Assets—Other assets include liquor licenses, trademarks and loan costs and are stated at cost, less amortization, if any. The trademarks are used in the advertising and marketing of the restaurants and are widely recognized and accepted by consumers.

Impairment of Long-Lived Assets—The Company reviews long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Negative restaurant-level cash flow over the previous 12-month period is considered a potential impairment indicator. In such situations, the Company evaluates future cash flow projections in conjunction with qualitative factors and future operating plans. Based on this analysis, if the Company believes that the carrying amount of the assets are not recoverable, an impairment charge is recognized based upon the amount by which the assets’ carrying value exceeds fair value.

The Company recognized asset impairment charges of approximately $8.5 million and $6.4 million in fiscal 2008 and 2009, respectively, related to leasehold improvements, fixtures and equipment for the impacted sites. No impairment charge was recorded in fiscal 2010.

The Company’s impairment assessment process requires the use of estimates and assumptions regarding future cash flows and operating outcomes, which are based upon a significant degree of management’s judgment. The Company continues to assess the performance of restaurants and monitors the need for future impairment. Changes in the economic environment, real estate markets, capital spending, and overall operating performance could impact these estimates and result in future impairment charges. There can be no assurance that future impairment tests will not result in additional charges to earnings.

At December 26, 2010, the Company evaluated the recoverability of the long lived assets of two BRAVO! locations, which have a combined carrying value of approximately $5.6 million. The analysis showed that the carrying amount of assets will be recovered during the useful life of the assets. The Company has forecasted increased future cash flow at these locations. The assumptions used in the Company’s forecast include operational changes, and a positive impact from proactive sales and cost initiatives recently implemented throughout the concept, as well as further actions taken at these specific locations.

Estimated Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, receivables, trade and construction payables, and accrued liabilities at December 27, 2009 and December 26, 2010, approximate their fair value due to the short-term maturities of these financial instruments. The carrying amount of the long-term debt under the revolving credit facility and variable rate notes and loan agreements approximate the fair values at December 27, 2009 and December 26, 2010. The fair value of the Company’s fixed long-term debt at December 27, 2009 was estimated based on quoted market values offered for the same or similar agreements for which the lowest level of observable input significant to the established fair value measurement

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

hierarchy is Level 2. At December 26, 2010, the Company no longer carried the fixed long-term debt and therefore has no fair value disclosure requirement for such debt.

Revenue Recognition—Revenue from restaurant operations is recognized upon payment by the customer at the time of sale. Revenues are reflected net of sales tax and certain discounts and allowances.

The Company records a liability upon the sale of gift cards and recognizes revenue upon redemption by the customer. Revenue is recognized on unredeemed gift cards (breakage) based upon historical redemption patterns when the Company determines the likelihood of redemption of the gift card by the customer is remote and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdiction. For the fiscal years ended 2010, 2009 and 2008 the Company recorded gift card breakage of an immaterial amount. For all periods it is reported within revenues in the consolidated statements of operations.

Advertising—The Company expenses the cost of advertising (including production costs) the first time the advertising takes place. Advertising expense was $2.5 million, $2.8 million, and $3.1 million for 2008, 2009, and 2010, respectively.

Self-Insurance Reserves—The Company maintains various policies, including workers’ compensation and general liability. As outlined in these policies, the Company is responsible for losses up to certain limits. The Company records a liability for the estimated exposure for aggregate losses below those limits. This liability is based on estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions, including actuarial assumptions, historical trends and economic conditions. If actual claims trends, including the severity or frequency of claims, differ from the Company’s estimates and historical trends, the Company’s financial results could be impacted.

Derivative Instruments— The Company accounts for all derivative instruments on the balance sheet at fair value. Changes in the fair value (i.e., gains or losses) of the Company’s interest rate swap derivative are recorded each period in the consolidated statement of operations as a component of interest expense. The Company’s prior interest rate swap derivative expired in August of 2009.

Income Taxes—Income tax provisions are comprised of federal and state taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods. Future taxable income, adjustments in temporary difference, available carry forward periods and changes in tax laws could affect these estimates.

The Company recognizes a tax position in the financial statements when it is more likely than not that the position will be sustained upon examination by tax authorities that have full knowledge of all relevant information.

Stock-Based Compensation—The Company maintains equity compensation incentive plans including nonqualified stock options and restricted stock grants. Options are granted with exercise prices equal to the fair value of the Company’s common shares at the date of grant. Restricted stock is recorded at the fair value of the Company’s shares on the average of the high and low on the date immediately preceding the grant. The cost of employee service is recognized as a compensation expense over the period that an employee provides service in exchange for the award, typically the vesting period. The options which were modified in October 2010 became exercisable in October 2010 upon completion of the IPO and therefore all of the compensation cost related to these options was recorded in the fourth quarter of 2010. Additionally, following the completion of the IPO, the Company granted restricted shares to its employees. The related compensation cost is being recorded over the four year vesting period of the restricted shares (See Note 11).

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Segment Reporting—The Company operates upscale affordable Italian dining restaurants under two brands, exclusively in the United States, that have similar economic characteristics, nature of products and service, class of customer and distribution methods. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment in accordance with applicable accounting guidance.

Recently Adopted Accounting Pronouncements—In January, the Financial Accounting Standards Board (“FASB”) issued a standard that requires new disclosures regarding recurring or non-recurring fair value measurements. Entities will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and describe the reasons for the transfers. Entities will also be required to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about the valuation techniques used in determining fair value for Level 2 or Level 3 measurements. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the gross basis reconciliations for the Level 3 measurements, which are effective for fiscal years beginning after December 15, 2010. The Company adopted this guidance and it had no material effect on its consolidated financial statements.

In February 2008, FASB issued a standard which clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements, but does not change existing guidance as to whether or not an instrument is carried at fair value. For financial assets and liabilities, this standard is effective for fiscal years beginning after November 15, 2007, which required that the Company adopt these provisions in fiscal 2009. For non-financial assets and liabilities, this standard is effective for fiscal years beginning after November 15, 2008, which required that the Company adopt these provisions in the first quarter of fiscal 2010. The Company adopted this guidance and it had no material effect on its consolidated financial statements.

In June 2009, the FASB issued a standard to amend certain requirements of accounting for consolidation of variable interest entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. These amendments require an enterprise to perform an analysis to determine whether the enterprise’s variable interest(s) give it a controlling financial interest in a variable interest entity. This guidance was effective for the annual reporting period beginning after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company adopted this guidance and it had no material effect on its consolidated financial statements.

2.	EARNINGS PER SHARE

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the period. The Company had 7,234,370 common shares outstanding throughout 2010 and issued 5,000,000 new common shares and exchanged outstanding shares of Series A preferred stock for an additional 7,015,630 common shares on October 26, 2010 in connection with the IPO. Diluted earnings per common share are computed similarly, but include the effect of the assumed exercise of dilutive stock options, if any, and vesting of restricted stock under the treasury stock method.

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The computations of basic and diluted earnings per common share is as follows:

	Fiscal Years
	2008	2009	2010
	(dollars in thousands, except per share data)

Net loss attributed to common shareholders	$(71,574)	$(8,198)	$(4,999)
Basic weighted average common shares outstanding	7,234	7,234	9,281
Dilutive effect of equity awards	—	—	—
Diluted weighted average common and potentially issuable common shares outstanding	7,234	7,234	9,281
Basic and diluted loss per common share	$(9.89)	$(1.13)	$(0.54)

1,694,041 options at December 28, 2008 and 1,776,727 options at December 27, 2009, which constituted all of the options and unvested restricted shares outstanding at such dates, were not included in diluted earnings per share as they were not yet deemed probable to become exercisable. All 1,414,203 options and 449,300 unvested restricted shares at December 26, 2010 were anti-dilutive and were not included in the diluted share count due to the net loss incurred during 2010.

3.	PROPERTY AND EQUIPMENT

The major classes of property and equipment at December 27, 2009 and December 26, 2010 are summarized as follows (in thousands):

	2009	2010

Land and buildings	$5,402	$5,575
Leasehold improvements	124,331	134,665
Equipment and fixtures	76,714	82,704
Construction in progress	4,255	5,179
Deposits on equipment orders	501	945

Total	211,203	229,068
Less accumulated depreciation and amortization	(66,323)	(81,447)

Property and equipment, net	$144,880	$147,621

4.	OTHER ASSETS

The major classes of other assets at December 27, 2009 and December 26, 2010 are summarized as follows (in thousands):

	2009	2010

Loan origination fees	$4,512	$1,773
Liquor licenses	1,393	1,442
Trademarks	117	142
Deposits	150	166

Other assets — at cost	6,172	3,523

Less accumulated amortization	(2,680)	(181)

Other assets — net	$3,492	$3,342

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

5.	LONG-TERM DEBT

Long-term debt at December 27, 2009 and December 26, 2010 consisted of the following (in thousands):

	2009	2010

Term loan	$79,818	$41,000
Note agreement	32,270	—
Revolving credit facility	5,550	—
Mortgage notes	393	—

Total	118,031	41,000
Less current maturities	(1,039)	(2,050)

Long-term debt	$116,992	$38,950

As part of the recapitalization of the Company in 2006, the Company entered into a $112.5-million Senior Credit Agreement (the “Credit Agreement”) composed of a $82.5 million Term Loan (the “Term Loan”) and a $30-million Revolving Credit Facility (the “Revolver”).

The interest rate on the Term Loan and Revolver was based on the prime rate, plus a margin of up to 2.0% or the London Interbank Offered Rate (LIBOR), plus a margin up to 3.0%, with margins determined by certain financial ratios. In addition, the Company paid an annual commitment fee of 0.5% on the unused portion of the Revolver. Borrowings under the Credit Agreement were collateralized by a first priority security interest in all of the assets of the Company, except property collateralized by mortgage notes.

Pursuant to the terms of the Revolver, the Company was subject to certain financial and nonfinancial covenants, including a consolidated total leverage ratio, a consolidated senior leverage ratio, consolidated fixed-charge coverage ratio, and consolidated capital expenditures limitations.

The Revolver also provided for bank guarantee under standby letter of credit arrangements in the normal course of business operations. The Company’s bank issued standby letters of credit to secure its obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit were cancellable only at the option of the beneficiary who was authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. As of December 27, 2009, the maximum exposure under these standby letters of credit was $3.7 million.

In addition to the Credit Agreement, the Company entered into a $27.5 million Note Purchase Agreement (the “Note Agreement”). In accordance with the terms of the Note Agreement, interest was accrued monthly at an annual interest rate of 13.25% and interest paid monthly equal to 9.0%. Interest accrued, but unpaid during the term of the Note Agreement was capitalized into the principal balance. The Note Agreement was collateralized by a second priority interest in all assets of the Company except property.

Beginning with the fiscal year ended December 28, 2008, the Company was required to make excess cash flow payments to reduce the outstanding principal balances under the Credit Agreement provided the Company meet certain leverage ratio requirements. No excess cash flow payments were made in fiscal year 2010 or 2009.

On August 14, 2006, the Company entered into a three-year interest rate swap agreement fixing the interest rate on $27 million of its Term Loan debt. The Company settled with the bank quarterly for the difference between the 5.24% and the 90-day were LIBOR in effect at the beginning of the quarter. Changes in the market value of the interest rate swap recorded each period as an adjustment to interest expense. Such adjustments were a reduction of interest expense of $755,000 in fiscal 2009 and a net increase to interest expense of $120,000 in fiscal

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2008. The interest rate swap expired in August of 2009 and there were no derivative instruments outstanding at December 27, 2009 and December 26, 2010.

On October 26, 2010, the Company, in connection with its IPO, entered into a senior credit agreement with a syndicate of financial institutions with respect to the senior credit facilities. The senior credit facilities provide for (i) a $45.0 million term loan facility, maturing in 2015, and (ii) a revolving credit facility under which the Company may borrow up to $40.0 million (including a sublimit cap of up to $10.0 million for letters of credit and up to $10.0 million for swing-line loans), maturing in 2015. The Company used borrowings under its senior credit facilities in conjunction with the proceeds from the IPO to repay in full the Term Loan, Revolver and 13.25% senior subordinated secured notes as of October 26, 2010.

Under the credit agreement, the Company is allowed to incur additional incremental term loans and/or increases in the revolving credit facility of up to $20.0 million if no event of default exists and certain other requirements are satisfied. Borrowings under the senior credit facilities bear interest at the Company’s option of either (i) the Alternate Base Rate (as such term is defined in the credit agreement) plus the applicable margin of 1.75% to 2.25% or (ii) at a fixed rate for a period of one, two, three or six months equal to the London interbank offered rate, LIBOR, plus the applicable margin of 2.75% to 3.25%. In addition to paying any outstanding principal amount under the Company’s senior credit facilities, the Company is required to pay an unused facility fee to the lenders equal to 0.50% to 0.75% per annum on the aggregate amount of the unused revolving credit facility, excluding swing-line loans, commencing on October 26, 2010, payable quarterly in arrears. Borrowings under the Company’s senior credit facilities are collateralized by a first priority interest in all assets of the Company.

The credit agreement provides for bank guarantee under standby letter of credit arrangements in the normal course of business operations. The standby letters of credit are cancellable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letters of credit in accordance with its credit. As of October 26, 2010, all previously existing standby letters were replaced by new standby letters of credit. As of December 26, 2010, the maximum exposure under these standby letters of credit was $3.2 million.

The weighted average interest rate on Company borrowings at December 27, 2009 was 3.47% as compared to 3.36% at December 26, 2010.

Future maturities of debt as of December 26, 2010 are as follows (in thousands):

2011	$2,050
2012	2,050
2013	4,100
2014	4,100
2015	28,700

Total	$41,000

Pursuant to the credit agreement relating to the Company’s senior credit facilities, the Company is required to meet certain financial covenants including leverage ratios, fixed charge ratios, capital expenditures as well as other customary affirmative and negative covenants. At December 26, 2010, the Company was in compliance with its applicable financial covenants.

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

6.	ACCRUED EXPENSES

The major classes of accrued expenses at December 27, 2009 and December 26, 2010 are summarized as follows (in thousands):

	2009	2010

Compensation and related benefits	$10,268	$8,871
Accrued self-insurance claims liability	4,853	4,577
Other taxes payable	3,546	4,203
Other accrued liabilities	2,991	3,499

Total accrued expenses	$21,658	$21,150

7.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 27, 2009 and December 26, 2010 consisted of the following (in thousands):

	2009	2010

Deferred rent	$13,975	$15,579
Deferred compensation (Note 9)	166	—
Partner surety (Note 9)	200	—
Other long-term liability	122	103

Total other long-term liabilities	$14,463	$15,682

8.	LEASES

The Company leases certain land and buildings used in its restaurant operations under various long-term operating lease agreements. The initial lease terms range from 10 to 20 years and currently expire between 2011 and 2028. The leases include renewal options for 3 to 20 additional years. The majority of leases provide for base (fixed) rent, plus additional rent based on gross sales, as defined in each lease agreement, in excess of a stipulated amount, multiplied by a stated percentage. The Company is also generally obligated to pay certain real estate taxes, insurances, common area maintenance (CAM) charges, and various other expenses related to the properties.

At December 26, 2010, the future minimum rental commitments under noncancellable operating leases, including option periods which are reasonably assured of renewal, are as follows (in thousands):

2011	$19,291
2012	19,632
2013	19,827
2014	20,410
2015	20,378
Thereafter	161,359

Total	$260,897

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The above future minimum rental amounts exclude renewal options, which are not reasonably assured of renewal and additional rent based on sales or increases in the United States Consumer Price Index. The Company generally has escalating rents over the term of the leases and records rent expense on a straight-line basis for operating leases.

Rent expense, excluding real estate taxes, CAM charges, insurance and other expenses related to operating leases, in 2008, 2009 and 2010, consists of the following (in thousands):

	2008	2009	2010

Minimum rent	$10,618	$11,391	$13,727
Contingent rent	933	705	900

Total	$11,551	$12,096	$14,627

9.	BONUS PLANS

In 2003, the Strategic Partner Plan (SPP) was created to reward and retain top general managers and executive chefs by providing them with a significantly greater Quarterly Performance Bonus payout potential, in addition to sharing in the appreciation of the Company (“Deferred Compensation”), which is based on a quarterly targeted sales value times an earnings factor based on same store sales performance. The Deferred Compensation vests ratably over the initial term of the agreement and is payable at the termination of the contract (generally five years).

To participate in the SPP, the invitee (partner) signs an agreement to continue their employment with the Company for the term of the initial agreement (five years) and places a deposit (“Partner Surety”) with the Company, which is reflected in other long-term liabilities. The Partner Surety, as well as any Deferred Compensation that may be credited to the partner’s account, is forfeited if the partner breaches the requirements of the SPP agreement. The Company pays interest on the Partner Surety each quarter based on the three-month Certificate of Deposit rate, as published in the Wall Street Journal on the first business day of each calendar quarter and also provides each partner with a $2,500 sign-on bonus when their Partner Surety is received. Total expenses related to the SPP, net of Partner Surety forfeitures, amounted to $1.2 million, $0.8 million and $0.7 million for fiscal years 2008, 2009 and 2010, respectively. Effective the beginning of fiscal year 2008, the SPP plan is no longer being offered to additional partners although existing partners will continue to participate in the plan until their respective agreements expire at the end of the initial five-year term.

10.	EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) defined contribution plan (the “401(k) Plan”) covering all eligible full-time employees. The 401(k) Plan provides for employee salary deferral contributions up to a maximum of 15% of the participants’ eligible compensation, as well as discretionary Company matching contributions. Discretionary Company contributions relating to the 401(k) Plan for the years ended 2008, 2009, and 2010, were $222,000, $180,000 and $228,000, respectively.

11.	STOCK BASED COMPENSATION

2006 Plan

The Company adopted the 2006 Plan, in June 2006, in order to provide an incentive to employees selected by the board of directors for participation. Pursuant to the 2006 Plan, the Company had 1,767,754 stock options outstanding, immediately prior to the IPO, that were granted between 2006 and 2009. Options held ordinarily vest over a period of four years, subject to the applicable employee remaining employed through each vesting date.

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

However, under the original terms of the options, in the event the Company completed a public offering in which the Company and any participating selling shareholders received aggregate net proceeds of at least $50.0 million or the majority of the Company’s stock or assets were sold in a transaction, the options held by the employees would be subject to accelerated vesting in the discretion of the board of directors upon the achievement of certain net proceeds and internal rate of return thresholds.

The board of directors determined, pursuant to the exercise of its discretion in accordance with the 2006 Plan, that the public offering price of the IPO would be deemed to result in the achievement of an “internal rate of return” to the Company’s sponsors of 32.0% upon the consummation of the IPO, and, as a result, upon the consummation of the IPO (i) each outstanding option award under the 2006 Plan was deemed to have vested in a percentage equal to the greater of 80.0% or the percentage of the option award already vested as of that date and (ii) each outstanding option award under the 2006 Plan was deemed 80.0% exercisable. This agreement resulted in a modification of all of the options under the 2006 Plan. Any unvested and/or unexercisable portion of each outstanding option award was forfeited in accordance with the terms of the 2006 Plan.

On October 6, 2010, the Company’s board of directors approved and, on October 18, 2010, the Company’s shareholders approved the Stock Incentive Plan. The Stock Incentive Plan became effective upon the consummation of the IPO. In connection with the adoption of the Stock Incentive Plan, the board of directors terminated the 2006 Plan effective as of the date on which the Company’s common stock was Publicly Traded (as defined in the 2006 Plan), and no further awards will be granted under the 2006 Plan after such date. However, the termination of the 2006 Plan will not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan.

Stock option activity under the 2006 Plan for 2008, 2009, and 2010 is summarized as follows:

	2008	2009	2010

Outstanding—beginning of year	1,768,645	1,694,041	1,776,727
Weighted—average exercise price	$1.45	$1.45	$1.45
Granted	—	127,463	—
Weighted—average exercise price	$—	$1.29	$—
Forfeited	(74,604)	(44,777)	(362,524)
Weighted—average exercise price	$1.45	$1.45	$1.45

Outstanding—end of year	1,694,041	1,776,727	1,414,203

Weighted—average exercise price	$$1.45	$$1.44	$1.44

Exercisable—end of year	—	—	1,414,203

The weighted-average remaining contractual term of options outstanding at December 26, 2010 was 6 years and all options were exercisable.

The total weighted-average grant-date fair value of options granted in 2007 and 2009 was $0.52, and was estimated at the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for these options: weighted-average risk-free interest rate of 4.49%, no expected dividend yield, weighted-average volatility of 32.2%, based upon competitors within the industry, and an expected option life of five years. However, due to the modification that occurred in October 2010 to fix the number of options at 80% of the original grant, all of the options were subject to modification accounting and therefore were revalued in their entirety at the date of the modification. As a result of this modification, the Company recorded a one-time non-

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

cash charge of $17.9 million in stock compensation expenses, for the year ended December 26, 2010, all of which was recorded in the fourth quarter of 2010.

Following the modification, the total weighted-average fair value of options granted as part of the 2006 Plan was $12.64, and was estimated at the date of the modification using the Black-Scholes option-pricing model. The following assumptions were used for these options: weighted-average risk-free interest rate of 1.10%, no expected dividend yield, weighted-average volatility of 45.8%, based upon competitors within the industry, and an expected option life of five years.

A summary of the status of, and changes to, unvested options during the year ended December 26, 2010, is as follows:

		Weighted-
		Average
	Number of	Measurement
	Options	Date Fair Value

Unvested — beginning of year	705,674	$12.64
Granted	—	—
Vested	(343,150)	12.64
Forfeited	(362,524)	12.64

Unvested — end of year	—	$—

Vested options totaling 1,414,203 are all exercisable, as the specified performance conditions have been met.

Stock Incentive Plan

In October 2010, the Company adopted the Stock Incentive Plan and on October 26, 2010, the Company granted 451,800 restricted common shares to its employees.

		Average
	Number of	Grant Date
	Shares	Fair Value

Outstanding — beginning of year	—	$—
Granted	451,800	16.90
Vested	(500)	16.90
Forfeited	(2,000)	16.90

Unvested — end of year	449,300	$16.90

Fair value of the Company’s restricted shares is based on the average of the high and low price of the Company’s shares on the date immediately preceding the date of grant. The average of the high and low price of the Company’s shares the date immediately preceding the grant date of October 26, 2010 was $16.90. In the fourth quarter of 2010 the Company recorded approximately $0.3 million in stock compensation costs related to the restricted shares. As of December 26, 2010, total unrecognized stock-based compensation expense related to non-vested restricted shares was approximately $6.6 million, which is expected to be recognized over a weighted average period of approximately 3.8 years taking into account potential forfeitures. These restricted shares will vest, subject to certain exceptions, annually over a four year period.

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

12.	INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

	2008	2009	2010

Current income tax expense:
Federal	$—	$—	$—
State and total	166	135	228

Total current income tax expense	166	135	228

Deferred income tax expense:
Federal	50,107	—	—
State and local	4,788	—	—

Total deferred income tax expense	54,895	—	—

Total income tax expense	$55,061	$135	$228

Deferred income taxes as of December 27, 2009 and December 26, 2010 consisted of the following (in thousands):

	2009	2010

Deferred tax assets:
Goodwill for tax reporting purposes	$38,127	$34,891
Stock compensation		7,026
Self-insurance reserves	2,819	2,682
Depreciation and amortization	4,918	5,982
Federal and state net operating losses	4,425	225
FICA tip credit carryforward	9,893	13,349
Other	809	879

Total gross deferred tax assets	60,991	65,034

Deferred tax liabilities:
Prepaid assets	(305)	(419)
Deferred rent	(638)	(1,847)

Total gross deferred tax liabilities	(943)	(2,266)

Valuation allowance	(60,048)	(62,768)

Net deferred tax asset	$—	$—

Goodwill for tax reporting purposes is amortized over 15 years. At December 26, 2010, the Company has net operating loss carryforwards for state income tax purposes of $2.8 million and no federal net operating loss carryforwards. The Company also has Federal Insurance Contributions Act (FICA) tip credit carryforwards of $13.3 million, which will expire at various dates from 2026 through 2030.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Both positive and negative evidence are considered in forming management’s judgment as to whether a valuation allowance is appropriate, and more weight is given to evidence that can be objectively verified. The valuation allowance relates to net operating

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

loss and credit carryforwards and temporary differences for which management believes that realization is uncertain. The tax benefits relating to any reversal of the valuation allowance on the net deferred tax assets will be recognized as a reduction of future income tax expense.

The effective income tax expense differs from the federal statutory tax expense for the years ended December 28, 2008, December 27, 2009 and December 26, 2010, as follows (in thousands):

	2008	2009	2010

Provision at statutory rate	$(2,218)	$1,238	$(351)
FICA tip credit	(2,890)	(3,073)	(3,487)
State income taxes—net of federal benefit	(389)	292	104
Other—net	1,068	1,120	1,242
Deferred tax asset valuation allowance	59,490	558	2,720

Total income tax expense	$55,061	$135	$228

During 2009, new accounting standards became effective in regard to uncertain tax positions. The new standards require that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Upon adoption, the Company determined that these new standards did not have a material effect on prior consolidated financial statements and therefore no change was made to the 2009 opening balance of retained earnings. The new standards also require that changes in judgment that result in subsequent recognition, derecognition, or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs. As of December 27, 2009 and December 26, 2010, the Company had no uncertain income tax positions.

It is the Company’s policy to include any penalties and interest related to income taxes in its income tax provision, however, the Company currently has no penalties or interest related to income taxes. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 28, 2007 through December 26, 2010. The Company’s state income tax returns are open to audit under certain states for the years ended December 28, 2006 through December 26, 2010.

13.	COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims, possible legal actions, and other matters arising out of the normal course of business. While it is not possible to predict the outcome of these issues, management is of the opinion that adequate provision for potential losses has been made in the accompanying consolidated financial statements and that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

The Company is currently the guarantor of a lease that was previously assigned. Under the guarantee agreement, the Company is responsible for the costs of the lease and has recorded a liability for the costs expected to be incurred in future periods. This amount is immaterial to the Company’s financial statements.

14.	RELATED-PARTY TRANSACTIONS

Prior to the IPO, approximately 80% of the common shares of the Company were owned by affiliates of Castle Harlan, Inc. (“Castle Harlan”), Bruckmann, Rosser, Sherrill and Co., Inc. (“BRS”), and Golub Capital

BRAVO BRIO RESTAURANT GROUP, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Incorporated. Management fees were determined pursuant to Management Agreements between the Company and each of Castle Harlan and BRS. Prior to fiscal 2009, management fees were based upon a percentage of Earnings Before Interest, Taxes and, Depreciation and Amortization (“Defined EBITDA”) as defined in the Management Agreements. Starting in fiscal 2009 and for all subsequent years, such fees were based upon predetermined amounts as outlined in the Management Agreements. Management fees paid to Castle Harlan and BRS amounted to approximately $0.4 million, $1.7 million and $2.4 million for fiscal years 2008, 2009 and 2010, respectively. Effective October 26, 2010, upon completion of the IPO, the Management Agreements were terminated. In the fourth quarter of 2010, in accordance with the termination of the Management Agreements, the Company incurred a $1.0 million termination charge.

15.	INTERIM FINANCIAL RESULTS (UNAUDITED)

The following tables set forth certain unaudited consolidated financial information for each of the four quarters in fiscal 2009 and fiscal 2010 (in thousands, except per share data).

	Fiscal 2009
	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$73,593	$79,921	$76,843	$81,352	$311,709
Income from operations	600	3,716	5,330	1,009	10,655
Net (loss) income attributed to common shareholders	(4,003)	(914)	487	(3,768)	(8,198)
Basic and diluted net (loss) income per share	$(0.55)	$(0.13)	$0.07	$(0.52)	$(1.13)
Basic and diluted weighted average shares outstanding	7,234	7,234	7,234	7,234	7,234

	Fiscal 2010
	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year

Revenue	$81,844	$89,152	$83,704	$88,325	$343,025
Income from operations	4,386	7,244	5,079	(10,290)	6,419
Net (loss) income attributed to common shareholders(1)	(573)	2,377	(266)	(6,537)	(4,999)
Basic and diluted net (loss) income per share(2)	$(0.08)	$0.33	$(0.04)	$(0.42)	$(0.54)
Basic and diluted weighted average shares outstanding	7,234	7,234	7,234	15,421	9,281

(1)	The fourth quarter of 2010 contains an IPO-related $20.5 million expense, consisting of $18.2 million for non-cash stock compensation charges, $1.3 million for the write off of loan origination fees and $1.0 million related to the termination of the Management Agreements.

(2)	Sum of the quarterly amounts do not equal the total year amount due to the adjustment in share count that occurred in connection with the IPO.

In management’s opinion, the unaudited quarterly information shown above has been prepared on the same basis as the audited consolidated financial statements and includes all necessary adjustments that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and Notes. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily indicative of future performance.

BRAVO!

CUCINA ITALIANA™

BRAVO!

BRAVO!

*BRAVO! has a chef in every kitchen ensuring that everything on our Italian menu features fresh, made-to-order, authentic Italian food.*

*Each Guest, Each Meal, Each and Every Day.*

“The restaurant presents a winning combination: It manages to be a place that people want to go to and a place they want to go back to.” The Capital — Annapolis, MD

# BRIO
tuscan grille

BRIO

*In Tuscany, the food is everything, it is a feast for all senses. Tuscan culinary creations are mastered at BRIO using fresh ingredients. Buon Appetito!*

*To eat well is to live well.*

“Tuscan “Tuscan Culina Culinary creations creations are are mastered mastered at BR at BRIO.” Collumbu Columbus s D Dispatch Birmingham, AL (1) Phoenix, AZ (2) Denver, CO (2) Farmington, CT (1) Washington DC (1) Ft. Lauderdale, FL (2) Naples, FL (1) Orlando, FL (2) Palm Beach, FL (1) Tampa, FL (1) Atlanta, GA (2) Chicago, IL (1) Newport, KY (1) Annapolis, MD (1) Detroit, MI (2) Kansas City, MO (1) St. Louis, MO (1) Charlotte, NC (1) Raleigh, NC (1) Cherry Hill, NJ (1) Las Vegas, NV (1) Cleveland, OH (2) Columbus, OH (2) Dayton, OH (1) Dallas, TX (2) Houston, TX (2) Richmond, VA (1) BrioItalian.com

BravoItalian.com

BRAVO! CUCINA ITALIANA

Primi *appetizers*

Calamari Fritti
Lightly battered and cooked to a crisp brown, served with creamy horseradish sauce and marinara

Crispy Mozzarella Ravioli
Fried cheese-stuffed ravioli served with marinara, basil and creamy horseradish sauce

Artichoke & Spinach Formaggio
Served warm with Parmesan flatbread

Crispy Shrimp Napoli
Shrimp fried to a golden crisp with green onions and our savory lemon butter, charred tomato Napoli sauce

Bruschetta with Mushrooms & Boursin
Toasted ciabatta topped with melted Provolone, sautéed portobello, caramelized onions, crushed red pepper, tomatoes and Boursin cheese

Mezza Flatbreads

Chicken, Spinach & Bacon Flatbread
Grilled chicken, creamy spinach, Applewood smoked bacon with green onions, Mozzarella and Provolone

Flatbread Roma
Roasted Roma tomatoes, fresh Mozzarella and basil atop savory pizza sauce and drizzled with extra virgin olive oil

Grilled Steak Flatbread*
Tenderloin, grilled to medium rare and sliced, served over arugula with caramelized onions, portobello mushrooms and Parmigiano-Reggiano

Insalata & Zuppa *salads & soups*

Add a grilled chicken breast or shrimp to any salad *Add salmon (4 oz.)*

Caesar Classico
Traditional Caesar salad with housemade croutons

Specialita Del Pranzo *sandwiches, paninis & combos*

Meatball Sliders
A trio of our famous meatballs topped with fresh Mozzarella on warm mini-buns, served with Tuscan fries

Turkey, Bacon & Avocado Sandwich
On griddled whole grain bread with Applewood smoked bacon, marinated tomatoes, green onion mayonnaise and Tuscan fries

Goat Cheese, Asparagus & Green Onion Frittata
Quiche-style frittata served warm with choice of salad or soup. Choose Lobster Bisque, Insalata Mista or Arugula Salad

Tuscan Grilled Chicken Sandwich
On a focaccia roll with green onion mayonnaise and spicy Tuscan slaw. Served with an arugula salad of roasted Roma tomatoes, Gorgonzola, Mediterranean grain, lemon and extra virgin olive oil

Mezza Turkey, Bacon and Avocado Sandwich & Insalata or Zuppa
Half a turkey sandwich with your choice of today's housemade soup, Caesar, Chopped or Insalata Della Casa. Choose Lobster Bisque

Antipasti Chopped Salad & Zuppa
Traditional Italian meats, cheeses, olives and pickled vegetables, red onions, garbanzo beans, escarole and red wine vinaigrette with Soup Del Giorno. Choose Lobster Bisque

Insalata & Zuppa
A bowl of soup and your choice of Caesar, Chopped or Insalata Della Casa. Choose Lobster Bisque

Margherita Panini & Zuppa
Brioche bread layered with roasted Roma tomatoes, pesto, fresh Mozzarella and Provolone cheeses and lightly grilled, served with Soup Del Giorno. Choose Lobster Bisque

Classico Della Casa *BRAVO!'s signature dishes*

Pasta BRAVO!
Our signature dish–rigatoni tossed with grilled chicken and mushrooms in roasted red pepper cream sauce

Spaghettini Carbonara
The true Italian way, tossed with Parmigiano-Reggiano, pancetta, asparagus, egg yolk and black pepper

Frutti Di Mare*
Fresh egg fettuccine tossed with shrimp, MSC Certified sustainable Bay Scallops, mussels and clams in a spicy tomato white wine sauce with pesto bread crumbs

Shrimp Fra Diavolo Campanelle
Sautéed shrimp tossed in a spicy tomato cream sauce with bell shaped campanelle pasta

Cheese Ravioli Al Forno
Housemade Ricotta and Parmesan ravioli striped with basil-pine nut pesto and tomato sauces over Alfredo sauce

Mezza Ravioli & Insalata
Half order of our Cheese Ravioli al Forno with your choice of Caesar, Chopped or Insalata Della Casa

...ttini, fettuccine or penne

Rigatoni Melanzana
Roasted eggplant, fresh tomato sauce and Mozzarella topped with fresh basil and Parmigiano-Reggiano

Pasta Pomodoro with Chicken
Housemade tomato sauce with caramelized onions, tomatoes, fresh basil and grilled chicken

Spaghettini & Meatballs En Sugo
Beef and pork meatballs made fresh daily and braised in a rich tomato sauce and topped with Parmigiano-Reggiano

...led Chicken Marsala
...ted chicken breast with our famous ...room Marsala wine sauce, Tuscan mashed ... and pan roasted green beans. Single (5 oz.) (10 oz.)

...nary Grilled Shrimp
...hrimp, marinated in rosemary and garlic, ...p a warm orzo and grain sauté with ...artichokes, garbanzo beans, tomatoes and ...a lemon caper vinaigrette

BRIO tuscan grille

Primi

Roasted Garlic, Spinach & Artichoke Dip
Bubbling hot with Parmesan flatbread

Brio Crab & Shrimp Cakes
Lump crab and Gulf shrimp with creamy horseradish and arugula, tossed with herb vinaigrette

Spicy Shrimp & Eggplant
Pan seared shrimp in a black pepper cream sauce over Romano crusted eggplant

Ravioli Caprese
Romano crusted ravioli topped with tomatoes, fresh Mozzarella and cilantro pesto drizzle

Beef Carpaccio*
Served with field greens, capers, mustard aioli and Parmigiano-Reggiano

Calamari Fritto Misto
Fried to a crisp golden brown with peperoncini

Gorgonzola Lamb Chops*
Four tender lamb chops grilled with Gorgonzola crust, sautéed spinach and red wine veal sauce

Lobster Bisque
With shrimp and a touch of sherry

Bruschetta & Flatbreads

Brio's Bruschetta Quattro
Great For Sharing. A sampling of our four housemade Bruschettas

Roasted Red Pepper & Fresh Mozzarella Bruschetta
With fresh basil, Parmigiano-Reggiano and a balsamic drizzle

Bruschetta Caprese
Fresh tomatoes, Mozzarella, Parmigiano-Reggiano, oven dried Roma tomatoes, cilantro pesto and a balsamic drizzle

Sliced Steak Bruschetta*
With Gorgonzola Dolce, arugula, fennel, charred tomato, Parmigiano-Reggiano and Tuscan Italian dressing

Seasonal Bruschetta
Chef's selection, housemade using the finest and freshest ingredients

Margherita Flatbread
Fresh Mozzarella, vine-ripened tomatoes and fresh basil

Pollo Al Forno Flatbread
With creamy Parmesan dressing, chicken, Applewood bacon, tomatoes, green onions and Feta

BBQ Chicken Flatbread
With spicy chipotle BBQ sauce, blackened chicken, Fontina, seared yellow peppers, green onions, Feta and cilantro

Sausage, Pepperoni & Ricotta Flatbread
Fresh Mozzarella and housemade tomato sauce

Insalata

Brio Chopped Salad
Chopped greens with tomatoes, olives, onions, cucumber, Feta and red wine vinaigrette

Caesar Salad

The Grille

Add a Chopped, Caesar or Bistecca Insalata

Chicken "Under The Brick"
With vegetables, mashed potatoes and mushroom Marsala sauce

Grilled Salmon*
With Romano crusted tomatoes, citrus pesto, asparagus and crispy shoestring potatoes

Tuscan Grilled Pork Chops
Center-cut, marinated in-house and seared on the grill, with mashed potatoes and asparagus

Roasted Lamb Chops*
Full rack, perfectly seasoned and grilled to order, with red wine veal sauce, mashed potatoes and grilled asparagus

Gorgonzola Lamb Chops*
Grilled with Gorgonzola crust, sautéed spinach and red wine veal sauce

Artichoke Crusted Beef Medallions*
Three 2 oz. tournedos with an artichoke crust and mushroom Marsala sauce. Served with mashed potatoes and roasted vegetables

Pasta

Add a Chopped, Caesar or Bistecca Insalata

Pasta Brio
Rigatoni, grilled chicken, seared mushrooms and roasted red pepper sauce

Pasta Pomodoro with Chicken
Angel hair with grilled chicken, tomatoes, pine nuts and a cilantro pesto drizzle

Sweet Potato & Chicken Risotto
With pancetta, roasted chicken and sweet potatoes, grilled asparagus, Parmigiano-Reggiano and pine nuts

Pasta Alla Vodka
Delicate handmade pasta filled with Ricotta cheese, with crispy pancetta, garlic, basil and a tomato Parmesan cream sauce

Pesto Primavera
Linguine, mushrooms, asparagus, zucchini, carrots, cilantro pesto and Parmigiano-Reggiano
SHRIMP CHICKEN

Gargarelli Carbonara
Grilled chicken, crisp bacon, Parmesan cheese and sautéed spinach

Shrimp & Scallop Risotto
Gulf shrimp and petite Bay scallops with fresh basil, peperonata, fire-roasted tomatoes and a cilantro pesto drizzle

Specialita Della Casa

Add a Chopped, Caesar or Bistecca Insalata

Grilled Citrus Chicken with Orzo
Served with orzo, grilled asparagus, zucchini, tomatoes, arugula and lemon

Chicken Milanese
Crispy Romano chicken with herb pasta, fresh Mozzarella and housemade Pomodoro sauce

Lasagna Bolognese Al Forno
Oven baked and layered with authentic Bolognese meat sauce, Alfredo, Ricotta and Mozzarella

Chicken Limone
Traditional Piccata style with white wine, lemon and capers. Served with crispy potatoes and roasted vegetables

Seared Shrimp with Orzo
Spicy jumbo shrimp served with orzo, grilled asparagus, zucchini, tomatoes and lemon vinaigrette

Brio Crab & Shrimp Cakes
Lump crab and Gulf shrimp cakes with roasted vegetables and creamy horseradish

Fresh Fish Del Giorno
Hand-selected by our Chef

Shrimp & Lobster Fettuccine
Shrimp and lobster tossed with mushrooms, green onions and a spicy lobster butter sauce

Veal Milanese
Lightly breaded Strauss veal scaloppine with tomatoes and a white wine lemon caper sauce. Served with crispy potatoes and roasted vegetables

Veal Marsala Classico
Tender Strauss veal sautéed with mushroom Marsala sauce. Served with crispy potatoes and roasted vegetables

Whole Roasted Chicken
Lemon pepper marinade, with mashed po... and vegetables

Bistecca

The Finest Italian Steak Recipes

Add a Chopped, Caesar or Bistecca Insalata

Tournedos Di Manzo*
Two 4 oz. filets served with Romano crusted tomatoes, asparagus and Hollandaise

Gorgonzola Crusted Bistecca*
Perfectly seasoned and grilled to order topped with Gorgonzola
8 OZ. FILET 14 OZ. STRIP

Mare E Terre* "Surf & Turf"
An 8 oz. filet grilled to order with our crab and shrimp cake, vegetables and crispy potatoes

Filetto Di Manzo Toscano*
8 oz. Center-cut filet, perfectly seasoned and grilled to order

Bistecca Alla Fiorentina*
14 oz. Strip steak, perfectly seasoned

BrioItalian.com

BRIO, meaning “lively or full of life,” brings the pleasure of the Tuscan country villa to the American city. The food, staying true to the Tuscan philosophy of “to eat well is to live well,” is simply prepared using the finest and freshest ingredients. Escape to BRIO and experience the flavors of Tuscany. Buon Appetito!

Bravo Brio Restaurant Group, Inc.

4,161,020 Shares

Prospectus

Jefferies

Piper Jaffray

Wells Fargo Securities

KeyBanc Capital Markets

Morgan Keegan